Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with our 2009 Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”) and is expressed in Canadian dollars, unless otherwise stated. Please refer to Note 25 to the 2009 Audited Consolidated Financial Statements for a summary of differences between Canadian and United States (“U.S.”) GAAP. This MD&A, which is current as of February 17, 2010, is organized into six sections.

1	CORPORATE OVERVIEW	2	SEGMENT REVIEW AND RECONCILIATION TO NET INCOME	3	CONSOLIDATED LIQUIDITY AND FINANCING

2	Our Business	7	Wireless	28	Liquidity and Capital Resources
3	Our Strategy	14	Cable	31	Interest Rate and Foreign Exchange Management
3	Acquisitions	23	Media	33	Outstanding Common Share Data
3	Consolidated Financial and Operating Results	25	Reconciliation of Net Income to Operating Profit	33	Dividends and Other Payments on RCI Equity Securities
6	2010 Financial and Operating Guidance			34	Commitments and Other Contractual Obligations
				35	Off-Balance Sheet Arrangements

4	OPERATING ENVIRONMENT	5	ACCOUNTING POLICIES AND NON – GAAP MEASURES	6	ADDITIONAL FINANCIAL INFORMATION

35	Government Regulation and Regulatory Developments	48	Key Performance Indicators and Non-GAAP Measures	57	Related Party Transactions
38	Cable Regulation and Regulatory Developments	49	Critical Accounting Policies	58	Five-Year Summary of Consolidated Financial Results
40	Media Regulation and Regulatory Developments	50	Critical Accounting Estimates	59	Summary of Seasonality and Quarterly Results
40	Competition in our Businesses	53	New Accounting Standards	61	Summary Financial Results of Long-Term Debt Guarantors
42	Risks and Uncertainties Affecting our Businesses	53	Recent Canadian Accounting Pronouncements	62	Controls and Procedures
		57	U.S. GAAP Differences	63	Supplementary Information: Non-GAAP Calculations

In this MD&A, the terms “we”, “us”, “our”, “Rogers” and “the Company” refer to Rogers Communications Inc. and our subsidiaries, which were reported in the following segments for the year ended December 31, 2009:

•    “Wireless”, which refers to our wireless communications operations, including Rogers Wireless Partnership (“RWP”) and Fido Solutions Inc. (“Fido”);

•    “Cable”, which refers to our cable communications operations, including Rogers Cable Communications Inc. (“RCCI”) and its subsidiary, Rogers Cable Partnership; and

•    “Media”, which refers to our wholly-owned subsidiary Rogers Media Inc. and its subsidiaries, including Rogers Broadcasting, which owns a group of 54 radio stations, the Citytv television network, the Rogers Sportsnet television network, The Shopping Channel, the OMNI television stations, and Canadian specialty channels including The Biography Channel Canada, G4TechTV and Outdoor Life Network; Rogers Publishing, which publishes approximately 70 magazines and trade journals; and Rogers Sports Entertainment, which owns the Toronto Blue Jays Baseball Club (“Blue Jays”) and Rogers Centre. Media also holds ownership interests in entities involved in specialty television content, television production and broadcast sales.

“RCI” refers to the legal entity Rogers Communications Inc. excluding our subsidiaries.

Substantially all of our operations are in Canada.

Throughout this MD&A, all percentage changes are calculated using numbers rounded to the decimal to which they appear. Please note that the charts, graphs and diagrams that follow have been included for ease of reference and illustrative purposes only and do not form part of management’s discussion and analysis.

1	ROGERS COMMUNICATIONS INC. 2009 ANNUAL MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CAUTION REGARDING FORWARD-LOOKING STATEMENTS, RISKS AND ASSUMPTIONS
This MD&A includes forward-looking statements and assumptions concerning our business, its operations and its financial performance and condition approved by management on the date of this MD&A. These forward-looking statements and assumptions include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions, including guidance and forecasts relating to revenue, adjusted operating profit, property, plant and equipment (“PP&E”) expenditures, free cash flow, amounts and timing of income tax payments, expected growth in subscribers and the services to which they subscribe, the cost of acquiring subscribers and the deployment of new services and all other statements that are not historical facts. Such forward-looking statements are based on current objectives, strategies, expectations and assumptions, most of which are confidential and proprietary, that we believe to be reasonable at the time including, but not limited to, general economic and industry growth rates, currency exchange rates, product pricing levels and competitive intensity, subscriber growth and usage rates, changes in government regulation, technology deployment, device availability, the timing of new product launches, content and equipment costs, the integration of acquisitions, and industry structure and stability.

Except as otherwise indicated, this MD&A and our forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be considered or announced or may occur after the date of the financial information contained herein.

We caution that all forward-looking information, including any statement regarding our current intentions, is inherently subject to change and uncertainty and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information. A number of factors could cause actual results to differ materially from those in the forward-looking statements or could cause our current objectives and strategies to change, including but not limited to economic conditions, technological change, the integration of acquisitions, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, litigation and tax matters, the level of competitive intensity and the emergence of new opportunities, many of which are beyond our control and current expectation or knowledge. Therefore, should one or more of these risks materialize, should our objectives or strategies change, or should any other factors underlying the forward-looking statements prove incorrect, actual results and our plans may vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering any such forward-looking information herein and that it would be unreasonable to rely on such statements as creating any legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise, except as required by law.

Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, see the sections of this MD&A entitled “Risks and Uncertainties Affecting our Businesses” and “Government Regulation and Regulatory Developments”. Our annual and quarterly reports can be found online at rogers.com, sedar.com, and sec.gov or are available directly from Rogers.

ADDITIONAL INFORMATION
Additional information relating to Rogers, including our Annual Information Form, discussions of our 2009 quarterly results, and a glossary of communications and media industry terms, may be found online at sedar.com, sec.gov or rogers.com. Information contained in or connected to these websites are not a part of and not incorporated into this MD&A.

1.    CORPORATE OVERVIEW

OUR BUSINESS
We are a diversified Canadian communications and media company with substantially all of our operations in Canada. We are engaged in wireless voice and data communications services through Wireless, Canada’s largest wireless provider. Through Cable, we are one of Canada’s largest providers of cable television services as well as high-speed Internet access, telephony services and video retailing. Through Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.a and RCI.b) and on the New York Stock Exchange (NYSE: RCI).

For more detailed descriptions of our Wireless, Cable and Media businesses, see the respective segment discussions that follow.

ROGERS COMMUNICATIONS INC. 2009 ANNUAL MD&A	2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OUR STRATEGY
Our business objective is to maximize subscribers, revenue, operating profit and return on invested capital by enhancing our position as one of Canada’s leading diversified communications and media companies. Our strategy is to be the preferred provider of communications, entertainment and information services to Canadians. We seek to leverage our networks, infrastructure, sales channels, brands and marketing resources across the Rogers group of companies by implementing cross-selling and joint sales distribution initiatives as well as cost-reduction initiatives through infrastructure sharing, to create value for our customers and shareholders.

We seek to exploit opportunities for Wireless, Cable and Media to create bundled product and service offerings at attractive prices, in addition to implementing cross-marketing and cross-promotion of products and services to increase sales and enhance subscriber loyalty. We also work to identify and implement areas of opportunity for our businesses that will enhance operating efficiencies by sharing infrastructure, corporate services and sales distribution channels. We continue to develop brand awareness and promote the “Rogers” brand as a symbol of quality and innovation and as representing Canada’s leading media and communications company.

In September 2009, we announced the further integration of our Cable and Wireless businesses with the creation of a Communications Services organization. This more streamlined organizational structure is intended to facilitate faster time to market and generally improve the overall effectiveness and efficiency of the Wireless and Cable businesses. Reporting continues to reflect the foregoing Cable and Wireless services as separate product segments.

ACQUISITIONS
Acquisition of Outdoor Life Network
During the year ended December 31, 2009, we finalized the purchase price allocation for the Outdoor Life Network (“OLN”) acquisition, which was acquired by Media on July 31, 2008. This resulted in an increase in the valuation of broadcast licences of $15 million, an increase in future income tax liabilities of $3 million, and a corresponding decrease in goodwill of $12 million from the purchase price allocation recorded and disclosed at December 31, 2008.

Acquisition of K-Rock 1057 Inc.
On May 31, 2009, Media acquired the assets of K-Rock 1057 Inc. for cash consideration of $11 million. K-Rock 1057 Inc. held the assets of radio stations K-Rock and KIX Country in Kingston, Ontario. The acquisition was accounted for using the purchase method and the related results are included in Media’s results of operations effective May 31, 2009.

Acquisition of Blink Communications Inc.
On January 29, 2010, the Company announced that it has entered into an agreement to purchase 100% of the outstanding common shares of Blink Communications Inc. (“Blink”), a wholly owned subsidiary of Oakville Hydro Corporation, for cash consideration of $130 million. Blink is a data focused telecom provider that delivers next generation and leading edge service, through its end-to-end owned network, to small and medium sized businesses, including municipalities, universities, schools and hospitals, in the Oakville and Mississauga, Ontario areas.

CONSOLIDATED FINANCIAL AND OPERATING RESULTS
See the sections in this MD&A entitled “Critical Accounting Policies”, “Critical Accounting Estimates” and “New Accounting Standards” and also the Notes to the 2009 Audited Consolidated Financial Statements for a discussion of critical and new accounting policies and estimates as they relate to the discussion of our operating and financial results below.

We measure the success of our strategies using a number of key performance indicators as outlined in the section entitled “Key Performance Indicators and Non-GAAP Measures”. These key performance indicators are not measurements in accordance with Canadian or U.S. GAAP and should not be considered as alternatives to net income or any other measure of performance under Canadian or U.S. GAAP. The non-GAAP measures presented in this MD&A include, among other measures, operating profit, adjusted operating profit, adjusted operating profit margin, adjusted net income, adjusted basic and diluted net income per share and free cash flow. We believe that the non-GAAP financial measures provided, which exclude: (i) stock-based compensation expense (recovery); (ii) integration and restructuring expenses; (iii) contract termination fees; (iv) an adjustment for Canadian Radio-television and Telecommunications Commission (“CRTC”) Part II fees related to prior periods; (v) pension settlement; and (vi) in respect of net income and net income per share, debt issuance costs, loss on repayment of long-term debt, impairment losses on goodwill, intangible assets and other long-term assets and the related income tax impacts of the above items, provide for a more effective analysis of our operating performance. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information: Non-GAAP Calculations” for further details.

An overall economic slowdown in Canada and particularly in Ontario, which is the largest market for each of our three business segments, as well as increased levels of competitive intensity have negatively impacted the results of our Wireless, Cable and Media segments during 2009. This includes lower subscriber additions as well as declines of advertising, roaming and other more discretionary types of revenues. In response to the economic

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

conditions and competitive intensity, we took decisive action during 2009 to restructure our organization and employee base to improve our cost structure going forward. To reflect these changes, amongst other things, we incurred restructuring and impairment charges which are fully described later in this MD&A.

Despite the economic slowdown, we are well-positioned from both a leverage and a liquidity perspective with a debt to adjusted operating profit ratio of 2.1. Debt is net of $0.4 billion of cash. In addition, the entire $2.4 billion bank credit facility was available to be drawn at December 31, 2009 with no debt maturities until May 2011.

Operating Highlights and Significant Developments in 2009
•    In March 2009, we announced the appointment of Nadir Mohamed as President and Chief Executive Officer. This appointment followed an extensive search carried out by our Board of Directors following the December 2008 passing of our founder and Chief Executive Officer, Ted Rogers. A communications industry veteran with more than 25 years of experience, Nadir Mohamed was previously President and Chief Operating Officer of our Communications Group division, which included our Wireless and Cable businesses.
•    Generated 7% Wireless network and Cable Operations revenue growth, with consolidated annual revenue growth of 3%, while adjusted operating profit grew 8% to $4,388 million and adjusted operating profit margins expanded by 160 basis points to 37.4%.
•    In May 2009, we announced that we set a target capital structure leverage range of net debt to adjusted operating profit of 2.0 to 2.5 times. At the same time, we also announced an increase in our authorized Class B Non-Voting share buyback program from $300 million to the lesser of $1.5 billion or 48 million Class B Non-Voting shares during the twelve month period ending February 19, 2010 under which we purchased for cancellation 43.8 million outstanding Class B Non-Voting shares during 2009 for $1.3 billion.
•    In February 2009, we announced an increase in the annual dividend from $1.00 to $1.16 per Class A Voting and Class B Non-Voting share. This reflects our Board of Directors’ continued confidence in the strategies that we have employed to position ourselves as a leading Canadian communications and media company, while concurrently recognizing the importance of returning meaningful portions of our growing cash flows to shareholders. We paid $704 million in dividends to shareholders during the year.
•    We closed $2.0 billion aggregate principal amount of investment grade debt offerings during the year, consisting of $1.0 billion of 5.80% Senior Notes due May 2016, $500 million of 5.38% Senior Notes due November 2019 and $500 million of 6.68% Senior Notes due November 2039. Among other things, proceeds of the offerings were used to repay bank debt and redeem our US$400 million 8.00% Senior Subordinated Notes.

•    We created a streamlined organizational structure with the further integration of our Cable and Wireless businesses to enable an enhanced customer experience, accelerated time to market, heightened innovation and targeted sector leading growth.
•    For full year 2009, our free cash flow, defined as adjusted operating profit less PP&E expenditures and interest, increased 29% to $1.9 billion.
•    We increased our ownership position in Cogeco Cable Inc. and Cogeco Inc. with the acquisition of 3.2 million subordinate voting common shares of Cogeco Cable Inc. and 1.6 million subordinate voting common shares of Cogeco Inc. These opportunistic purchases made for investment purposes increase Rogers’ ownership of Cogeco Cable Inc. from approximately 14% to 20% and of Cogeco Inc. from approximately 20% to 30%.
•    At December 31, 2009, we had the full amount in available credit under our $2.4 billion committed bank credit facility that matures July 2013. This strong liquidity position is further enhanced by the fact that our earliest scheduled debt maturity is in May 2011, together providing us with substantial liquidity and flexibility.
•    We announced in February 2010, that our Board of Directors had approved a 10% increase in the annual dividend to $1.28 per share effective immediately, and that it has approved the renewal of our normal course issuer bid (“NCIB”) program for the repurchase of up to $1.5 billion of Rogers shares on the open market during the next twelve months.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008
For the year ended December 31, 2009, Wireless, Cable and Media represented 57%, 34% and 12% of our consolidated revenue, respectively, offset by corporate items and eliminations of 3%. On the basis of consolidated adjusted operating profit, Wireless, Cable and Media also represented 69%, 30% and 3%, respectively, offset by corporate items and eliminations of 2%.

For the year ended December 31, 2008, Wireless, Cable and Media represented 56%, 34% and 13% of our consolidated revenue, respectively, offset by corporate items and eliminations of 3%. On the basis of consolidated adjusted operating profit, Wireless, Cable and Media also represented 69%, 30% and 4%, respectively, offset by corporate items and eliminations of 3%.

For detailed discussions of Wireless, Cable and Media, refer to the respective segment discussions below.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Summarized Consolidated Financial Results

Years ended December 31,
(In millions of dollars, except per share amounts)	2009	2008	%Chg
Operating revenue
Wireless	$6,654	$6,335	5
Cable
Cable Operations	3,074	2,878	7
RBS	503	526	(4)
Rogers Retail	399	417	(4)
Corporate items and eliminations	(28)	(12)	133
	3,948	3,809	4
Media	1,407	1,496	(6)
Corporate items and eliminations	(278)	(305)	(9)
Total	11,731	11,335	3
Adjusted operating profit(1)
Wireless	3,042	2,806	8
Cable
Cable Operations	1,298	1,171	11
RBS	35	59	(41)
Rogers Retail	(9)	3	n/m
	1,324	1,233	7
Media	119	142	(16)
Corporate items and eliminations	(97)	(121)	(20)
Adjusted operating profit(1)	4,388	4,060	8
Stock-based compensation recovery(3)	33	100	(67)
Settlement of pension obligations(4)	(30)	-	n/m
Integration and restructuring expenses(5)	(117)	(51)	129
Contract termination fees(6)	(19)	-	n/m
Adjustment for CRTC Part II fees decision(7)	61	(31)	n/m
Operating profit(1)	4,316	4,078	6
Other income and expense, net(8)	2,838	3,076	(8)
Net income	$1,478	$1,002	48
Basic and diluted net income per share	$2.38	$1.57	52
As adjusted:(2)
Net income	$1,556	$1,260	23
Basic and diluted net income per share	$2.51	$1.98	27
Additions to property, plant and equipment ("PP&E")(1)
Wireless	$865	$929	(7)
Cable
Cable Operations	642	829	(23)
RBS	37	36	3
Rogers Retail	14	21	(33)
	693	886	(22)
Media	62	81	(23)
Corporate(9)	235	125	88
Total	$1,855	$2,021	(8)
(1)
As defined. See the sections entitled “Supplementary Information: Non-GAAP Calculations” and “Key Performance Indicators and Non-GAAP Measures”. Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with Canadian generally accepted accounting principles (“GAAP”). See the section entitled “Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period” for a reconciliation of operating profit and adjusted operating profit to operating income and net income under Canadian GAAP and the section entitled “Key Performance Indicators and Non-GAAP Measures”.

(2)
For details on the determination of the ‘as adjusted’ amounts, which are non-GAAP measures, see the sections entitled “Supplementary Information: Non-GAAP Calculations” and “Key Performance Indicators and Non-GAAP Measures”. The ‘as adjusted’ amounts presented above are reviewed regularly by management and our Board of Directors in assessing our performance and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows. The ‘as adjusted’ amounts exclude (i) stock-based compensation (recovery) expense; (ii) integration and restructuring expenses; (iii) contract termination fees; (iv) an adjustment for Canadian Radio-television and Telecommunications Commission (“CRTC”) Part II fees related to prior periods; (v) pension settlement; and (vi) in respect of net income and net income per share, debt issuance costs, loss on repayment of long-term debt, impairment losses on goodwill, intangible assets and other long-term assets; and the related income tax impact of the above amounts.

(3)	See the section entitled “Stock-based Compensation”.
(4)	Relates to the settlement of pension obligations for all employees in the pension plans who had retired as of January 1, 2009 as a result of annuity purchases by the Company’s pension plans.
(5)
For the year ended December 31, 2009, costs incurred relate to i) severances resulting from the targeted restructuring of our employee base to combine the Cable and Wireless businesses into a communications organization and to improve our cost structure in light of the current economic and competitive conditions; ii) severances and restructuring expenses related to the outsourcing of certain information technology functions; iii) the integration of Futureway Communications Inc. (“Futureway”) and Aurora Cable TV Limited (“Aurora Cable”); and iv) the closure of certain Rogers Retail stores. For the year ended December 31, 2008, costs incurred relate to i) severances resulting from the restructuring of our employee base to improve our cost structure in light of the current economic conditions; ii) the integration of Futureway and Call-Net Enterprises Inc. (“Call-Net”); iii) the restructuring of Rogers Business Solutions (“RBS”); and iv) the closure of certain Rogers Retail stores.

(6)	Relates to the termination and release of certain Blue Jays players from the remaining term of their contracts.
(7)	Relates to an adjustment for CRTC Part II fees related to prior periods. See the section entitled “Government Regulation and Regulatory Developments”.
(8)	See the section entitled “Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period”.
(9)
The corporate additions to PP&E included $151 million for the year ended December 31, 2009 and $38 million for the year ended December 31, 2008, both of which related to spending on an enterprise-wide billing and business support system initiative.

n/m:	not meaningful.

5	ROGERS COMMUNICATIONS INC. 2009 ANNUAL MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our consolidated revenue was $11,731 million in 2009, an increase of $396 million, or 3%, from $11,335 million in 2008. Of the increase, Wireless contributed $319 million, Cable contributed $139 million, a decrease in corporate items and eliminations contributed $27 million and these were offset by a decrease in Media of $89 million.

Our consolidated adjusted operating profit was $4,388 million, an increase of $328 million, or 8%, from $4,060 million in 2008. Of this increase, Wireless contributed $236 million, Cable contributed $91 million, a decrease in corporate items and eliminations contributed $24 million and these were offset by a decrease in Media of $23 million. On a consolidated basis, we recorded net income of $1,478 million for the year ended December 31, 2009, compared to net income of $1,002 million in 2008, and we generated free cash flow of $1,886 million, up 29% from 2008.

Refer to the respective individual segment discussions for details of the revenue, operating expenses, operating profit and additions to PP&E of Wireless, Cable and Media.

2009 Performance Against Targets
The following table sets forth the guidance ranges for selected full-year financial and operating metrics that we provided for 2009, as revised during the year, versus the actual results we achieved for the year. Certain of the measures included below are not defined under Canadian GAAP.

	2008	2009 Original Guidance Range %				Updated Guidance Range %				Guidance Range $			2009
(In millions of dollars, except dividend)	Actual	(As at February 18, 2009)				(As at July 28, 2009)				(As at July 28, 2009)			Actual
Consolidated
Revenue(1)	$11,335	Up	5%	to	9%	Up	2%	to	4%	$11,562	to	$11,788	$11,731
Adjusted operating profit(2)	4,060	Up	3%	to	8%	Unchanged				4,200	to	4,400	4,388
Additions to PP&E(3)	2,021		0%	to	(10%)	Unchanged				1,821	to	2,021	1,855
Free cash flow(4)	1,464	Up	9%	to	23%	Unchanged				1,600	to	1,800	1,886
Annualized dividend	$1.00	$1.16				Unchanged				$1.16			$1.16

Supplementary Detail:

Revenue
Wireless (network revenue)	$5,843	Up	6%	to	10%	Unchanged				$6,195	to	$6,425	$6,245
Cable Operations(5)	2,878	Up	6%	to	8%	Unchanged				3,050	to	3,120	3,074
Media	1,496	Up	4%	to	(6%)		(4%)	to	(10%)	1,346	to	1,436	1,407
Adjusted operating profit(2)
Wireless	$2,806	Up	5%	to	9%	Unchanged				$2,945	to	$3,060	$3,042
Cable Operations(5)	1,171	Up	6%	to	10%	Unchanged				1,240	to	1,290	1,298
Media(6)	142	Up	2%	to	(19%)		(40%)	to	(60%)	57	to	85	119
Additions to PP&E
Wireless	$929		(2%)	to	(10%)	Unchanged				$840	to	$915	$865
Cable Operations	829		(7%)	to	(16%)	Unchanged				700	to	770	642
(1)	Consolidated revenue includes revenue from Wireless equipment, RBS, Rogers Retail and Corporate items and eliminations in addition to Wireless Network, Cable Operations and Media revenue.
(2)
Excludes stock-based compensation expense (recovery), integration and restructuring expenses, contract termination fees, adjustment for CRTC Part II fees decision, and settlement of pension obligations.

(3)
Consolidated additions to PP&E include expenditures related to billing system development, Rogers Media and corporately owned real estate in addition to Wireless and Cable Operations PP&E expenditures.

(4)	Free cash flow is defined as adjusted operating profit less PP&E expenditures and interest expense and is not a term defined under Canadian GAAP.
(5)	Includes cable television, residential high-speed Internet and residential telephony services; excludes Rogers Business Solutions and Rogers Retail.
(6)	Includes losses from Rogers Sports Entertainment of $20 million in 2009.

Our actual 2009 consolidated revenue, adjusted operating profit and PP&E expenditures were within the updated guidance ranges provided. Free cash flow and adjusted operating profit at Cable Operations and Media exceeded the guidance ranges provided resulting from cost containment initiatives, as well as better than expected fourth quarter advertising revenues in Media.

2010 FINANCIAL AND OPERATING GUIDANCE
The following table outlines guidance ranges and assumptions for selected 2010 financial metrics. This information is forward-looking and should be read in conjunction with the section entitled “Caution Regarding Forward-Looking Statements, Risks and Assumptions” and in related disclosures, for the various economic, competitive, and regulatory assumptions and factors that could cause actual future financial and operating results to differ from those currently expected.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Full Year 2010 Guidance

	2009	2010
(millions of dollars)	Actual	Guidance
Consolidated
Adjusted operating profit(1)	$4,388	Up 2% to 7%
Additions to PP&E(2)	$1,855	Flat to up 5%
Pre-tax free cash flow(3)	$1,886	Up 3% to 8%

Cash Income Taxes
Assumptions for the timing and amount of cash income tax payments(4)	$8	~$150
(1)
Excludes stock-based compensation expense (recovery), integration and restructuring expenses, contract termination fees, adjustment for CRTC Part II fees decision, and settlement of pension obligations.

(2)
In addition to Wireless, Cable Operations and Rogers Media PP&E expenditures, consolidated additions to PP&E includes expenditures related to billing system development and corporately owned real estate.

(3)	Pre-tax free cash flow is defined as adjusted operating profit less PP&E expenditures and interest expense and is not a term defined under Canadian GAAP.
(4)	Management currently expects that its 2011 cash income tax payments will not exceed the 2010 guidance and that it will not be fully cash taxable until 2012.

2.    SEGMENT REVIEW

WIRELESS

WIRELESS BUSINESS
Wireless is the largest Canadian wireless communications service provider, serving approximately 8.5 million retail voice and data subscribers at December 31, 2009, representing approximately 37% of Canadian wireless subscribers. Wireless operates a GSM/General Packet Radio Service (“GSM/GPRS”) network, with Enhanced Data for GSM Evolution (“EDGE”) technology which provides coverage to approximately 95% of Canada’s population.

Wireless has also deployed a next generation wireless data technology called UMTS/HSPA (“Universal Mobile Telephone System/High-Speed Packet Access”) in markets across Canada representing approximately 85% of the population.

Wireless’ customers are able to access to their services across the U.S. and in most other parts of the world through roaming agreements with various other GSM and HSPA wireless operators.

Wireless is the only national carrier in Canada operating on both the GSM and HSPA wireless technology standards.

Wireless Products and Services
Wireless offers wireless voice, data and messaging services including related handsets and devices, across Canada. Wireless voice services are available in either postpaid or prepaid payment options. In addition, the network provides customers with advanced high-speed wireless data services, including mobile access to the Internet, wireless e-mail, digital picture and video transmission, mobile video, music and application downloading, video calling and two-way short messaging service (“SMS”).

Wireless Distribution
Wireless markets its products and services under both the Rogers Wireless and Fido brands through an extensive nationwide distribution network of over 3,600 dealer and retail locations across Canada (excluding approximately 448 Rogers Retail locations, which is a segment of Cable), selling subscriptions to service plans, handsets and prepaid air time and thousands of additional locations selling prepaid cards. Wireless’ nationwide distribution network includes: an independent dealer network; Rogers Wireless and Fido stores which are managed by Rogers Retail; major retail chains; and convenience stores. Wireless also offers many of its products and services through telemarketing and on the Rogers.com and Fido.ca e-business websites. As competition intensifies in the Canadian wireless industry, distribution challenges could arise as more carriers attempt to market their products and services through existing channels.

Wireless Networks
Wireless is a facilities-based carrier operating its wireless networks over a broad, national coverage area, much of which is interconnected by its own fibre-optic and microwave transmission infrastructure. The seamless, integrated nature of its networks enables subscribers to make and receive calls and to activate network features anywhere in Wireless’ coverage area and in the coverage area of roaming partners as easily as if they were in their home area.

Wireless operates a digital wireless GSM network in the 1900 megahertz (“MHz”) and 850 MHz frequency bands across its national footprint. The GSM network, which operates seamlessly between the two frequencies, provides integrated voice and high-speed packet data transmission service capabilities and utilizes

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GPRS and EDGE technologies for wireless data transmission. Wireless’ UMTS/HSPA technology is deployed in 850 MHz and 1900 MHz, and the network covers 85% of Canada’s population.

Wireless holds 25 MHz of contiguous spectrum across Canada in the 850 MHz frequency range and 60 MHz in the 1900 MHz frequency range across the country, with the exception of southwestern Ontario, northern Québec, and the Yukon, Northwest and Nunavut territories, where Wireless holds 50 MHz in the 1900 MHz frequency range.

In addition, Wireless participated in the AWS spectrum auction in Canada which concluded on July 21, 2008. Wireless acquired 20 MHz of AWS spectrum, which operates in the 1700/2100 MHz frequency range, across all 13 provinces and territories with winning bids that totalled approximately $1.0 billion, or approximately $1.67/MHz/pop.

Wireless also holds certain broadband fixed wireless spectrum in the 2300 MHz, 2500 MHz and 3500 MHz frequency ranges. In September 2005, Wireless, together with Bell Canada, announced the formation of an equally-owned joint venture called Inukshuk to construct a pan-Canadian wireless broadband network based on the evolving World Interoperability for Microwave Access (“WiMAX”) standards. Both companies have contributed fixed wireless spectrum holdings to the joint venture, along with access to their respective cellular towers and network backhaul facilities. The fixed wireless network acts as a wholesale provider of capacity to each of the joint venture partners, who in turn market, sell, support and bill for their respective service offerings over the network. During 2009, Inukshuk acquired 92 MHz of additional 2.3 gigahertz (“GHz”) spectrum in the provinces of Ontario and Quebec for $80 million from Look Communications and converted the spectrum licence to a Broadband Radio Service (“BRS”) licence. Pursuant to government policy, one-third of this spectrum was returned to Industry Canada.

In the third quarter of 2009 Rogers entered into a joint venture with Manitoba Telecom Services (“MTS”) for the purpose of building a joint HSPA 3G Wireless Network in the province of Manitoba. Once completed in 2010, this joint network will cover approximately 96% of the Manitoba population.

WIRELESS STRATEGY
Wireless’ goal is to drive profitable subscriber and revenue growth within the Canadian wireless communications industry, and its strategy is designed to maximize cash flow and return on invested capital. The key elements of its strategy are as follows:
•    Enhancing its scale and competitive position in the Canadian wireless communications market;
•    Focusing on voice and data services that are attractive to youth, families, and small and medium-sized businesses to optimize its customer mix;
•    Delivering on customer expectations by improving handset reliability, network quality and customer service while reducing subscriber deactivations, or churn;
•    Increasing revenue from existing customers by utilizing analytical tools to target customers likely to purchase enhanced services such as voicemail, caller line ID, text messaging and wireless data services;

•    Enhancing sales distribution channels to increase focus on targeted customer segments;
•    Maintaining the most technologically advanced, high quality and pervasive wireless network possible; and
•    Leveraging relationships across the Rogers group of companies to provide bundled product and service offerings at attractive prices, in addition to implementing cross-selling, joint sales distribution initiatives and infrastructure sharing initiatives.

RECENT WIRELESS INDUSTRY TRENDS
Focus on Customer Retention
The wireless communications industry’s current market penetration in Canada is estimated to be 69% of the population, compared to approximately 93% in the U.S. and approximately 129% in the United Kingdom, and Wireless expects the Canadian wireless industry to continue to grow by approximately 4 to 5 percentage points of penetration each year for the next several years. This deeper penetration drives a need for increased focus on customer satisfaction, the promotion of new data and voice services and features, and customer retention generally.

Demand for Sophisticated Data Applications
The ongoing development of wireless data transmission technologies has led wireless device developers, such as handsets and other hand-held devices, to develop more sophisticated handsets and other smartphone type devices with increasingly advanced capabilities, including access to e-mail and other corporate information technology platforms, news, sports, financial information and services, shopping services, photos, music, applications, and streaming video clips, mobile television and other functions. Wireless believes that the introduction of such new applications will drive continued growth of wireless data services.

Increased Competition from Other Wireless Operators
As fully described in the section of this MD&A entitled “Competition in our Businesses”, Wireless faces increased competition from incumbent wireless operators as well as new entrants.

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Migration to Next Generation Wireless Technology
The ongoing development of wireless data transmission technologies and the increased demand for sophisticated wireless services, especially data communications services, have led wireless providers to migrate towards the next generation of digital voice and data broadband wireless networks such as HSPA. These networks are intended to provide wireless communications with wireline quality sound, far higher data transmission speeds and streaming video capabilities. These networks support a variety of increasingly advanced data applications, including broadband Internet access, multimedia services and seamless access to corporate information systems, including desktop, client and server-based applications that can be accessed on a local, national or international basis.

Development of Additional Technologies
In addition to the two main technology paths of the mobile/ broadband wireless industry, namely GSM/HSPA and Code Division Multiple Access/Evolution Data Optimized (“CDMA/EVDO”), three other significant broadband wireless technologies are in the process of development: WiFi, WiMAX and Long-term Evolution (“LTE”). These technologies may accelerate the widespread adoption of digital voice and broadband wireless data networks.

Wi-Fi (the IEEE 802.11 industry standard) allows suitably equipped devices, such as laptop computers and personal digital assistants, to connect to a local area wireless access point. These access points utilize unlicenced spectrum and the wireless connection is only effective within a local area radius of approximately 50-100 metres of the access point, and provide speeds similar to a wired local area network (“LAN”) environment (most recently the version designated as 802.11n). As the technology is primarily designed for in-building wireless access, many access points must be deployed to cover the selected local geographic area, and must also be interconnected with a broadband network to supply the connectivity to the Internet. Future enhancements to the range of Wi-Fi service and the networking of Wi-Fi access points may provide additional opportunities for wireless operators or municipal Wi-Fi network operators, each providing capacity and coverage under the appropriate circumstances.

LTE is the worldwide GSM community’s new fourth generation (“4G”) broadband wireless technology evolution path, which is currently in development. LTE is planned to be an all IP-based wireless data technology based on a new modulation scheme (orthogonal frequency-division multiplexing) that is specifically designed to improve efficiency, lower costs, improve and expand the range of voice and data services available via mobile broadband wireless networks, make use of new spectrum allocations, and better integrate with other open technology standards. As a 4G technology, LTE is designed to build on and evolve the capabilities inherent in UMTS/HSPA, which is the world standard for mobile broadband wireless. LTE is fully backwards compatible with UMTS/

HSPA. LTE is designed to provide seamless voice and broadband data capabilities and data rates of at least 100 Mbps (or greater, dependent upon spectrum availability).

WiMAX (the IEEE 802.16 standard) is a relatively new 4G technology that is being developed to enable broadband wireless services over a wide area at a cost point to enable mass market adoption. By contrast with Wi-Fi, WiMAX is a cellular-like technology that operates in defined, licenced frequency bands and is thereby not hampered by interference from other applications and services using the same frequencies. The technology is designed to provide similar coverage and capabilities to traditional cellular networks (depending upon the amount of spectrum allocated and available). There are two main applications of WiMAX today: fixed (point-to-point) applications for backhaul and services to homes and small businesses and point-to-multipoint mobile broadband access. WiMAX is still an early stage, data-focused technology with capabilities that have yet to fully match existing cellular technologies.

WIRELESS OPERATING AND FINANCIAL RESULTS
For purposes of this discussion, our Wireless segment revenue has been classified according to the following categories:
•    Network revenue, which includes revenue derived from:
•    postpaid (voice and data), which consists of revenues generated principally from monthly fees, airtime and long-distance charges, optional service charges, system access and government cost recovery fees, and roaming charges; and
•    prepaid (voice and data), which consists of revenues generated principally from airtime, usage and long-distance charges.
•    Equipment sales, which consist of revenue generated from the sale, generally at or below our cost, of hardware and accessories to independent dealers, agents and retailers, and directly to subscribers through direct fulfillment by Wireless’ customer service groups, websites and telesales, net of subsidies.

Wireless’ operating expenses are segregated into the following categories for assessing business performance:
•    Cost of equipment sales, representing costs related to equipment revenue;
•    Sales and marketing expenses, consisting of costs to acquire new subscribers, such as advertising, commissions paid to third parties for new activations, remuneration and benefits to sales and marketing employees as well as direct overheads related to these activities; and
•    Operating, general and administrative expenses, consisting primarily of network operating expenses, customer care expenses, retention costs, including residual commissions paid to distribution channels, Industry Canada licencing fees associated with spectrum utilization, inter-carrier payments to roaming partners and long-distance carriers, CRTC contribution levy and all other expenses incurred to operate the business on a day-to-day basis.

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Summarized Wireless Financial Results

Years ended December 31,
(In millions of dollars, except margin)	2009	2008	%Chg
Operating revenue
Postpaid	$5,948	$5,558	7
Prepaid	297	285	4
Network revenue	6,245	5,843	7
Equipment sales	409	492	(17)
Total operating revenue	6,654	6,335	5
Operating expenses before the undernoted
Cost of equipment sales	1,059	1,005	5
Sales and marketing expenses	630	691	(9)
Operating, general and administrative expenses	1,923	1,833	5
	3,612	3,529	2
Adjusted operating profit(1)(2)	3,042	2,806	8
Stock-based compensation recovery (expense)(3)	-	5	n/m
Settlement of pension obligations(4)	(3)	-	n/m
Integration and restructuring expenses(5)	(33)	(14)	136
Operating profit(1)	$3,006	$2,797	7
Adjusted operating profit margin as % of network revenue(1)	48.7%	48.0%
Additions to PP&E(1)	$865	$929	(7)
(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information: Non-GAAP Calculations”.
(2)	Adjusted operating profit includes losses of $13 million and $14 million related to the Inukshuk wireless broadband initiative for 2009 and 2008, respectively.
(3)	See the section entitled “Stock-based Compensation”.
(4)	Relates to the settlement of pension obligations for all employees in the pension plans who had retired as of January 1, 2009 as a result of annuity purchases by the Company’s pension plans.
(5)
For the year ended December 31, 2009, costs incurred relate to severances resulting from the targeted restructuring of our employee base to combine the Cable and Wireless businesses into a communications organization and to severances and restructuring expenses related to the outsourcing of certain information technology functions. For the year ended December 31, 2008, costs incurred relate to severances resulting from the restructuring of our employee base to improve our cost structure in light of the declining economic conditions.

Wireless Operating Highlights for the Year Ended December 31, 2009
•    Network revenue increased by 7% to $6,245 million in 2009 from $5,843 million in 2008.
•    Strong subscriber growth continued in 2009, with net additions of 552,000, of which approximately 95% were postpaid subscribers.
•    Postpaid subscriber monthly churn was 1.06% in 2009, compared to 1.10% in 2008.
•    Postpaid monthly average revenue per user (“ARPU”) decreased 2.0% from 2008 to $73.93, reflecting the impact of competitive intensity and declines in roaming and out-of-plan usage revenues as customers reduce travel and adjust their wireless usage during the economic recession, which offset the significant growth in wireless data revenue.
•    Revenues from wireless data services grew approximately 44% year-over-year to $1,366 million in 2009 from $946 million in 2008, and represented approximately 22% of network revenue compared to 16% in 2008.

•    Wireless activated approximately 1,450,000 smartphone devices during the year, predominantly iPhone, BlackBerry and Android devices. Approximately 45% of these activations were for subscribers new to Wireless and 55% being for existing Wireless subscribers who upgraded to smartphones and committed to new term contracts. Subscribers with smartphones now represent approximately 31% of the overall postpaid subscriber base, up from 19% from last year, and generate average ARPU nearly twice that of voice only subscribers.
•    Wireless launched the next generation Apple iPhone 3GS in Canada which offers speeds up to two times faster than the previous iPhone 3G with download speeds of up to 7.2 Mbps. Wireless also launched the first two Android operating system powered smartphones in Canada featuring built-in integration with many of Google’s leading mobile services including the Android Market, which features thousands of downloadable mobile applications.
•    Wireless announced the commercial availability of Rogers’ next generation high-speed HSPA+ network to approximately 85% of Canadians across major Canadian cities, with maximum speeds of up to 21 Mbps.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Summarized Wireless Subscriber Results

Years ended December 31,
(Subscriber statistics in thousands, except ARPU, churn and usage)	2009	2008	Chg
Postpaid
Gross additions(1)	1,377	1,341	36
Net additions	528	537	(9)
Total postpaid retail subscribers	6,979	6,451	528
Average monthly revenue per user (“ARPU”)(2)	$73.93	$75.41	$(1.48)
Average monthly minutes of usage	585	589	(4)
Monthly churn	1.06%	1.10%	(0.04%)

Prepaid
Gross additions	582	632	(50)
Net additions	24	67	(43)
Total prepaid retail subscribers	1,515	1,491	24
ARPU(2)	$16.73	$16.65	$0.08
Average monthly minutes of usage	121	131	(10)
Monthly churn	3.15%	3.31%	(0.16%)

Total Postpaid and Prepaid
Gross additions	1,959	1,973	(14)
Net additions	552	604	(52)
Total postpaid and prepaid retail subscribers	8,494	7,942	552
Monthly churn	1.44%	1.51%	(0.07%)

Blended ARPU(2)	$63.59	$64.34	$(0.75)
Blended average monthly minutes of usage	500	502	(2)
(1)
During the third quarter of 2008, an adjustment associated with laptop wireless data card (“data card”) subscribers resulted in the addition of approximately 11,000 subscribers to Wireless’ postpaid subscriber base. This adjustment is included in gross additions for the year ended December 31, 2008. Beginning in the third quarter of 2008, data cards are included in the gross additions for postpaid subscribers.

(2)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”. As calculated in the “Supplementary Information: Non-GAAP Calculations” section.

Wireless Subscribers and Network Revenue
The year-over-year decrease in subscriber additions primarily reflects slower overall market growth, increased competitive intensity in certain segments of the market, and the unusually high number of additions during the second half of 2008 following the Canadian iPhone launch.

The increase in network revenue in 2009 compared to 2008 was driven predominantly by the continued growth of Wireless’ postpaid subscriber base and the year-over-year growth of wireless data. Year-over-year, blended ARPU declined by 1.2%, which reflects the impact of declines in roaming and out-of-plan usage revenues as customers curtailed travel and adjusted their wireless

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usage during the economic recession. These reductions in roaming and out-of-plan usage caused a decline in the voice component of postpaid ARPU compared to 2008, which was to a large degree offset by the significant growth in wireless data.

During 2009, wireless data revenue increased by approximately 44% over 2008, to $1,366 million. This growth in wireless data revenue reflects the continued penetration and growing usage of smartphone and wireless laptop devices which are driving the use of text messaging and e-mail, wireless Internet access, and other wireless data applications and services. In 2009, data revenue represented approximately 22% of total network revenue, compared to 16% in 2008.

Wireless’ success in the continued year-over-year reduction of postpaid churn reflects targeted customer retention activities and continued enhancements in network coverage and quality.

Wireless activated approximately 1,450,000 smartphone devices, predominately iPhone 3G, BlackBerry and Android devices, during 2009. Subscribers with smartphones represented approximately 31% of the overall postpaid subscriber base as at December 31, 2009, compared to 19% as at December 31, 2008. These subscribers have committed to new multi-year term contracts and, in a majority of cases, attached both voice and monthly data packages which generate considerably above average ARPU.

Wireless Equipment Sales
The year-over-year decrease in revenue from equipment sales, including activation fees and net of equipment subsidies, in 2009 versus 2008 reflects an overall increased mix to higher subsidy smartphone devices, including the incremental subsidy required with the iPhone 3GS launch in June 2009.

Wireless Operating Expenses

Years ended December 31,
(In millions of dollars)	2009	2008	%Chg
Operating expenses
Cost of equipment sales	$1,059	$1,005	5
Sales and marketing expenses	630	691	(9)
Operating, general and administrative expenses	1,923	1,833	5
Operating expenses before the undernoted	3,612	3,529	2
Stock-based compensation expense (recovery)(1)	-	(5)	n/m
Settlement of pension obligations(2)	3	-	n/m
Integration and restructuring expenses(3)	33	14	136
Total operating expenses	$3,648	$3,538	3
(1)	See the section entitled “Stock-based Compensation”.
(2)	Relates to the settlement of pension obligations for all employees in the pension plans who had retired as of January 1, 2009 as a result of annuity purchases by the Company’s pension plans.
(3)
For the year ended December 31, 2009, costs incurred relate to severances resulting from the targeted restructuring of our employee base to combine the Cable and Wireless businesses into a communications organization and to severances and restructuring expenses related to the outsourcing of certain information technology functions. For the year ended December 31, 2008, costs incurred relate to severances resulting for the restructuring of our employee base to improve our cost structure in light of the declining economic conditions.

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The increase in cost of equipment sales for 2009, compared to 2008, was primarily the result of the higher mix of smartphone sales.

The year-over-year decrease in sales and marketing expenses for 2009, compared to 2008, was driven by cost containment initiatives.

The year-over-year increase in operating, general and administrative expenses for 2009, compared to 2008, excluding retention spending discussed below, were partially driven by growth in the Wireless subscriber base. In addition, increases in information technology and customer care as a result of the complexity of supporting more sophisticated devices and services were predominately offset by savings related to operating and scale efficiencies across various functions.

Total retention spending, including subsidies on handset upgrades, was $588 million in 2009, compared to $536 million in 2008. The retention spending for 2009 increased compared to 2008 as a result of higher upgrade activity and an increase in the mix of upgrades more heavily towards smartphone devices by existing subscribers during 2009.

Wireless Adjusted Operating Profit
The 8% year-over-year increase in adjusted operating profit and the 48.7% adjusted operating profit margin on network revenue (which excludes equipment sales revenue) for 2009 primarily reflects the increase in network revenue and the decrease in sales and marketing exp ens e s discussed above.

Wireless Additions to Property, Plant and Equipment
Wireless additions to PP&E are classified into the following categories:

Years ended December 31,
(In millions of dollars)	2009	2008	%Chg
Additions to PP&E
High-Speed Packet Access (“HSPA”)	$345	$315	10
Network - capacity	239	200	20
Network - other	152	262	(42)
Information technology and other	129	152	(15)
Total additions to PP&E	$865	$929	(7)

Additions to Wireless PP&E for 2009 reflect spending on network capacity, such as radio channel additions and network enhancing features. Additions to PP&E associated with the deployment of our HSPA network were mainly for the continued roll-out to various markets across Canada along with upgrades to the network to enable higher throughput speeds. Other network-related PP&E additions included national site build activities, test and monitoring equipment, network sectorization work, operating support system activities, investments in network reliability and renewal initiatives, infrastructure upgrades, and new product platforms. Information technology and other wireless specific system initiatives included billing and back-office system upgrades, and other facilities and equipment spending.

HSPA spending increased year-over-year due to the expansion of 21 Mbps speeds in major urban centres. Capacity spending increased over the same period in the prior year due to the acquisition of IP transmission interfaces and augmentation to the radio access network to meet demand for migrations from GSM to HSPA due to a faster adoption of 3G devices. Offsetting these increases from the corresponding period of the prior year was lower spending on enhancements to services and capabilities included in other network additions due to lower site build activity.

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CABLE

CABLE’S BUSINESS
Cable is one of Canada’s largest providers of cable television, cable telephony and high-speed Internet access, and is also a facilities-based telecommunications alternative to the traditional telephone companies. Its business consists of the following three segments:

The Cable Operations segment has 2.3 million television subscribers at December 31, 2009, representing approximately 30% of all television subscribers in Canada. At December 31, 2009, it provided digital cable services to approximately 1.7 million of its television subscribers and high-speed Internet service to approximately 1.6 million residential subscribers. It provides local telephone and long-distance services under the Rogers Home Phone brand to residential customers with both voice-over-cable and circuit-switched technologies with 1.1 million subscriber lines at December 31, 2009.

The RBS segment of Cable offers local and long-distance telephone, enhanced voice and data services, and IP access to medium and large Canadian businesses and governments, as well as making some of these offerings available on a wholesale basis to other telecommunications providers. At December 31, 2009, there were 169,000 local line equivalents and 36,000 broadband data circuits in service. Cable is increasingly focusing its business segment sales efforts within its traditional cable television footprint, where it is able to provide and serve customers with voice and data telephony services provided over its own infrastructure.

The Rogers Retail segment operates a retail distribution chain with 448 stores at December 31, 2009, many of which provide customers with the ability to purchase any of Rogers’ primary services (cable television, Internet, cable telephony and wireless), to pay their Rogers bills, and to pick up or return Rogers digital and Internet equipment. The segment also offers digital video disc (“DVD”) and video game sales and rentals through Canada’s second largest chain of video rental stores.

Cable’s Products and Services
Cable has highly-clustered and technologically advanced broadband networks in Ontario, New Brunswick and Newfoundland. Its Ontario cable systems, which encompass approximately 90% of its 2.3 million television subscribers, are concentrated in and around three principal clusters: (i) the Greater Toronto Area, Canada’s largest metropolitan centre; (ii) Ottawa, the national capital city of Canada; and (iii) the Guelph to London corridor in southwestern Ontario. The New Brunswick and Newfoundland and Labrador cable systems in Atlantic Canada comprise the balance of its cable systems and subscribers.

Through its technologically advanced broadband networks, Cable offers a diverse range of services, including analog and digital cable, residential Internet services and voice-over-cable telephony services.

As at December 31, 2009, more than 88% of Cable’s overall network and 99% of its network in Ontario had been upgraded to transmit 860 MHz of bandwidth. With approximately 99% of Cable’s network offering digital cable services, it has a richly featured and highly-competitive video offering, which includes high-definition television (“HDTV”), on-demand programming including movies, television series and events available on a per purchase basis or in some cases on a subscription basis, personal video recorders (“PVR”), time-shifted programming, as well as a significant line-up of digital specialty, multicultural and sports programming.

Cable’s Internet services are available to approximately 99% of homes passed by its network. Cable’s high-speed Internet has been found to have the fastest and most reliable speeds supported by independent third-party research comparing average download speeds to the equivalent speeds of the incumbent telephone provider’s DSL internet access service. Cable offers multiple tiers of Internet services, which are differentiated principally by bandwidth capabilities and monthly usage allowances.

Cable’s voice-over-cable telephony services were introduced in July 2005 and have grown both in the number of subscribers and in the size of the geographic area where the service is available. Cable offers packages that include from one to six calling features and competitive unlimited or pay-by-the-minute long-distance plans. Rogers Home Phone customers receive free long-distance calling to other Rogers Wireless, Rogers Home Phone and Fido customers. At December 31, 2009, Cable’s voice-over-cable telephony services were available to approximately 99% of homes passed by its network.

Cable offers multi-product bundles at discounted rates, which allow customers to choose from among a range of Rogers’ cable, Internet, voice-over-cable telephony and wireless products and services, subject to, in most cases, minimum purchase and term commitments.

Cable’s RBS segment offers local and long-distance services, enhanced voice and data services, and IP application solutions to businesses, government agencies and telecom wholesalers in many markets across Canada on both an on-net and resold basis. Cable has increasingly refocused its marketing and sales to concentrate more on developing offerings that utilize its own facilities within its traditional cable television serving areas.

Cable sells and services Rogers branded products and also offers DVD and video game sales and rentals through Rogers Retail.

Cable’s Distribution
In addition to the Rogers Retail stores, Cable markets its services through an extensive network of third party retail locations across its network footprint. Rogers Retail provides customers with a single direct retail channel featuring all of Rogers’ wireless and cable products and services. In addition to its own and third party

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retail locations, Cable markets its services and products through a variety of additional channels, including call centres, outbound telemarketing, field agents, direct mail, television advertising, its own direct sales force, exclusive and non-exclusive agents, as well as through business associations. Cable also offers products and services and customer service via our e-business website, rogers. com. The information contained in or connected to our website is not a part of and not incorporated into this MD&A.

Cable’s Networks
Cable’s networks in Ontario and New Brunswick, with few exceptions, are interconnected to regional head-ends, where analog and digital channel line-ups are assembled for distribution to customers and Internet traffic is aggregated and routed to and from customers, by inter-city fibre-optic rings. The fibre-optic interconnections allow the majority of its cable systems to function as a single cable network. Cable’s two regional head-ends in Toronto, Ontario and Moncton, New Brunswick provide the source for most television signals used across our cable systems.

Cable’s technology architecture is based on a three-tiered structure of primary hubs, optical nodes and co-axial distribution. The primary hubs, located in each service region, are connected by an inter-city fibre-optic network carrying television, Internet, network control and monitoring and administrative traffic. The fibre-optic network is generally configured in rings that allow signals to flow in and out of each primary hub, or head-end, through two paths, providing protection from a fibre cut or other disruption. These high-capacity fibre-optic networks deliver high performance and reliability and generally have capacity for future growth in the form of dark fibres and unused optical wavelengths. Approximately 99% of the homes passed by Cable’s network are fed from primary hubs, or head-ends, which serve on average 90,000 homes each. The remaining 1% of the homes passed by the network are in smaller more rural systems mostly in New Brunswick and Newfoundland that are served by smaller non-fibre connected hubs.

Optical fibre joins the primary hub to the optical nodes in the cable distribution plant. Final distribution to subscriber homes from optical nodes uses high bandwidth co-axial cable with two-way amplifiers to support on-demand television and Internet service. Co-axial cable capacity has been increased repeatedly by introducing more advanced amplifier technologies. Co-axial cable is a cost-effective, high bandwidth and widely deployed means of carrying two-way digital television, broadband Internet and telephony services to residential subscribers.

and other future services, high picture quality, advanced two-way capability and network reliability. This architecture also allows for the introduction of bandwidth optimization technologies, such as switched digital video (“SDV”) and MPEG4, and offers the ability to continue to expand service offerings on the existing infrastructure. SDV has been successfully deployed in head-ends serving over 99% of Ontario homes. In addition, Cable’s clustered network of cable systems served by regional head-ends facilitates its ability to rapidly introduce new services to large areas of subscribers simultaneously. In new construction projects in major urban areas, Cable is now deploying a cable network architecture commonly referred to as fibre-to-the-curb (“FTTC”). This architecture provides improved reliability and reduced maintenance due to fewer active network devices being deployed.

Cable’s voice-over-cable telephony services are offered over an advanced broadband IP multimedia network layer deployed across its cable service areas. This network platform provides for a scalable primary line quality digital voice-over-cable telephony service utilizing Packet Cable and Data Over Cable Service Interface Specification (“DOCSIS”) standards, including network redundancy as well as multi-hour network and customer premises backup powering.

To serve telephony customers on circuit-switched platforms, Cable co-locates its equipment in the switch centres of the incumbent local phone companies (“ILECs”). At December 31, 2009, Cable was active in 179 co-locations in 63 municipalities in five of Canada’s most populous metropolitan areas in and around Vancouver, Calgary, Toronto, Ottawa and Montreal. Many of these co-locations are connected to its local switches by metro area fibre networks (“MANs”). Cable also operates a North American transcontinental fibre-optic network extending over 21,000 route kilometres providing a significant North American geographic footprint connecting Canada’s largest markets while also reaching key U.S. markets for the exchange of data and voice traffic, also known as peering. In Canada, the network extends from Vancouver in the west to St. John’s in the east. The assets include local and regional fibre, transmission electronics and systems, hubs, points of presence (“POPs”), ILEC co-locations and switching infrastructure. Cable’s network extends into the U.S. from Vancouver south to Seattle in the west, from the Manitoba-Minnesota border, through Minneapolis, Milwaukee and Chicago in the mid-west and from Toronto through Buffalo and Montreal through Albany to New York City in the east. Cable has connected its North American network with Europe through international gateway switches in New York City and London, England.

Groups of on average 430 homes are served from each optical node in a cable architecture commonly referred to as fibre-to-the-feeder (“FTTF”). The FTTF plant provides bandwidth up to 860 MHz, which includes 37 MHz of bandwidth used for “upstream” transmission from the subscribers’ premises to the primary hub. As additional downstream and/or upstream capacity is required, the number of homes served by each optical node is reduced in an engineering practice referred to as node-splitting. Fibre cable has been placed to permit a continuous reduction of the average node size by installing additional optical transceiver modules and optical transmitters and return receivers in the head-ends and primary hubs.

Cable believes that the 860 MHz FTTF architecture provides sufficient bandwidth to provide for television, data, telephony

Where Cable does not have its own local facilities directly to a business customer’s premises, Cable provides its local services through a hybrid carrier strategy utilizing unbundled local loops of the ILECs. Cable has deployed its own scalable switching and

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intelligent services infrastructure while using connections between its co-located equipment and customer premises, provided largely by other carriers.

CABLE’S STRATEGY
Cable seeks to maximize subscribers, revenue, operating profit, and return on invested capital by leveraging its technologically advanced cable network to meet the information, entertainment and communications needs of its residential and small business customers, from basic cable television to advanced two-way cable services, including digital cable, pay-per-view (“PPV”), video-on-demand (“VOD”), subscription video-on-demand (“SVOD”), PVR and HDTV, Internet access, voice-over-cable telephony service, as well as the continued expansion of its services into the business telecom and data networking market. The key elements of the strategy are as follows:
•    Clustering of interconnected cable systems in and around metropolitan areas;
•    Offering a wide selection of products and services;
•    Maintaining technologically advanced cable networks;
•    Continuing to focus on increased quality and reliability of service, and customer satisfaction;
•    Tailoring services to the changing demographic of the Cable customer base, including expansion of products directly serving several multicultural communities;
•    Continuing to enhance and evolve product features, including expanding available TV content, including HDTV and VOD selection, faster tiers of Internet service and new telephony service offerings;
•    Expanding the availability of high-quality digital primary line voice-over-cable telephony service into most of the markets in its cable service areas; and
•    Further focusing on the business and international carrier market.

RECENT CABLE INDUSTRY TRENDS
Investment in Improved Cable Television Networks and Expanded Service Offerings
In recent years, North American cable television companies have made substantial investments in the installation of fibre-optic cable and electronics in their respective networks and in the development of Internet, digital cable and voice-over-cable telephony services. These investments have enabled cable television companies to offer expanded packages of digital cable television services, including VOD and SVOD, pay television packages, PVR, HDTV programming, multiple increasingly fast tiers of Internet services, and telephony services.

Increased Competition from Alternative Broadcasting Distribution Undertakings
As fully described in the section of this MD&A entitled “Competition in our Businesses”, Canadian cable television systems generally face legal and illegal competition from several alternative multi-channel broadcasting distribution systems.

Growth of Internet Protocol-Based Services
The availability of television shows and movies streaming over the Internet has become a direct competitor to Canadian cable television systems. Voice-over-Internet Protocol (“VoIP”) local services are being provided by non-facilities-based providers, such as Vonage, who market VoIP local services to the subscribers of ILEC, cable and other companies’ high-speed Internet services.

In the enterprise market, there is a continuing shift to IP-based services, in particular from asynchronous transfer mode (“ATM”) and frame relay (two common data networking technologies) to IP delivered through virtual private networking (“VPN”) services. This transition results in lower costs for both users and carriers.

Increasing Availability of Online Access to Cable TV Content
Cable and content providers in the U.S. and Canada have begun to create platforms and portals which allow on-line access to certain television content via broadband Internet connections instead of traditional cable television access. These platforms, including one launched in late 2009 by Cable called Rogers On Demand Online, generally provide features which control and limit access to content which is subscribed to at the user’s residence. The launch and development of these online content platforms are in the early stages and are subject to ongoing discussions between content providers and cable companies with respect to how access to televised and on-demand content is granted, controlled and monetized. It is unclear today whether such platforms will be complimentary or competitive to Cable’s business over time.

Facilities-Based Telephony Services Competitors
Competition has remained intense for a number of years in the long-distance telephony service markets with the average price per minute continuing to decline year-over-year. Competition in the local telephone market also continues to be intense between Cable, ILECs and various VoIP providers.

CABLE OPERATING AND FINANCIAL RESULTS
For purposes of this discussion, revenue has been classified according to the following categories:
•    Cable, which includes revenue derived from:
•    analog cable service, consisting of basic cable service fees plus extended basic (or tier) service fees, and access fees for use of channel capacity by third and related parties; and
•    digital cable service revenue, consisting of digital channel service fees, including premium and specialty service subscription fees, PPV service fees, VOD service fees, and revenue earned on the sale and rental of digital cable set-top terminals;
•    Internet, which includes monthly and additional use service revenues from residential and small business Internet access service and modem sale and rental fees;
•    Rogers Home Phone, which includes revenues from residential and small business local telephony service, calling features such as voice mail and call-waiting, and long-distance;
•    RBS, which includes local and long-distance revenues, enhanced voice and data services revenue from enterprise and government customers, as well as the sale of these offerings on a wholesale basis to other telecommunications carriers; and
•    Rogers Retail, which includes commissions earned while acting as an agent to sell other Rogers’ services, such as wireless, Internet, digital cable and cable telephony, as well as the sale and rental of DVDs and video games and confectionary sales.

Operating expenses are segregated into the following categories for assessing business performance:
•    Sales and marketing expenses, which include sales and retention-related advertising and customer communications as well as other customer acquisition costs, such as sales support and commissions as well as costs of operating, advertising and promoting the Rogers Retail chain;

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

•    Operating, general and administrative expenses, which include all other expenses incurred to operate the business on a day-today basis and to service subscriber relationships, including:
•    the monthly contracted payments for the acquisition of programming paid directly to the programming suppliers, copyright collectives and the Canadian Programming Production Funds;
•    Internet interconnectivity and usage charges and the cost of operating Cable’s Internet service;
•    intercarrier payments for interconnect to the local access and long-distance carriers related to cable and circuit-switched telephony service;
•    technical service expenses, which include the costs of operating and maintaining cable networks as well as certain customer service activities, such as installations and repair;
•    customer care expenses, which include the costs associated with customer order-taking and billing inquiries;
•    community television expenses, which consist of the costs to operate a series of local community-based television stations per regulatory requirements in Cable’s licenced systems;

•    other general and administrative expenses; and
•    expenses related to the corporate management of the Rogers Retail stores;
•    Cost of Rogers Retail sales, which is composed of store merchandise and depreciation related to the acquisition of DVD and game rental assets.

In the cable industry in Canada, the demand for services, particularly Internet, digital television and cable telephony services, continues to grow and the variable costs associated with this growth, such as commissions for subscriber activations, as well as the fixed costs of acquiring new subscribers, are significant. As such, fluctuations in the number of activations of new subscribers from period-to-period result in fluctuations in sales, marketing and field services expenses.

OPERATING HIGHLIGHTS FOR THE YEAR ENDED DECEMBER 31, 2009
•    Grew cable telephony lines by 97,000, high-speed Internet subscribers by 48,000, and digital cable households by 114,000, while television subscribers declined by 24,000 in the year.

Summarized Cable Financial Results

Years ended December 31,
(In millions of dollars, except margin)	2009	2008(1)	%Chg
Operating revenue
Cable Operations(2)	$3,074	$2,878	7
RBS	503	526	(4)
Rogers Retail	399	417	(4)
Intercompany eliminations	(28)	(12)	133
Total operating revenue	3,948	3,809	4
Adjusted operating profit (loss) before the undernoted
Cable Operations(2)	1,298	1,171	11
RBS	35	59	(41)
Rogers Retail	(9)	3	n/m
Adjusted operating profit(3)	1,324	1,233	7
Stock-based compensation recovery(4)	12	32	(63)
Settlement of pension obligations(5)	(11)	-	n/m
Integration and restructuring expenses(6)	(46)	(20)	130
Adjustment for CRTC Part II fees decision(7)	46	(25)	n/m
Operating profit(3)	$1,325	$1,220	9
Adjusted operating profit (loss) margin(3)
Cable Operations(2)	42.2%	40.7%
RBS	7.0%	11.2%
Rogers Retail	(2.3%)	0.7%
Additions to PP&E(3)
Cable Operations(2)	$642	$829	(23)
RBS	37	36	3
Rogers Retail	14	21	(33)
Total additions to PP&E	$693	$886	(22)
(1)	The operating results of Aurora Cable are included in Cable’s results of operations from the date of acquisition on June 12, 2008.
(2)	Cable Operations segment includes Core Cable services, Internet services and Rogers Home Phone services.
(3)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information: Non-GAAP Calculations”.
(4)	See the section entitled “Stock-based Compensation”.
(5)	Relates to the settlement of pension obligations for all employees in the pension plans who had retired as of January 1, 2009 as a result of annuity purchases by the Company’s pension plans.
(6)
For the year ended December 31, 2009, costs incurred relate to combining the Cable and Wireless businesses into a communications organization and to severances and restructuring expenses related to the outsourcing of certain information technology functions, the integration of Futureway Communications Inc. (“Futureway”) and Aurora Cable TV Limited (“Aurora Cable”); and the closure of certain Rogers Retail stores. For the year ended December 31, 2008, costs incurred relate to severances resulting from the restructuring of our employee base to improve our cost structure in light of the declining economic conditions, the integration of Call-Net, Futureway and Aurora Cable, the restructuring of RBS, and the closure of certain Rogers Retail stores.

(7)	Relates to an adjustment for CRTC Part II fees related to prior periods. See the section entitled “Government Regulation and Regulatory Developments”.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

•    Cable’s Internet subscriber base continued to grow during the year and penetration is approximately 45% of the homes passed by our cable networks and 71% of our television subscriber base. In addition, digital penetration now represents approximately 72% of television households.
•    HDTV digital cable subscribers increased 26% from December 31, 2008 to December 31, 2009, to 715,000.
•    Expanded the availability of our residential telephony service to approximately 26% of homes passed by our cable networks. Cable ended the year with 937,000 residential voice-over-cable telephony lines, which brings the total penetration of cable telephony lines to 41% of television subscribers at December 31, 2009, up from 36% in the prior year.
•    Independent research firm comScore Inc. found Rogers Hi-Speed Internet to have the fastest and most reliable Internet access speeds for Ontario customers. The results, which were based on over 300,000 network speed tests conducted over a three month period in mid-2009, showed that the Rogers Hi-Speed Internet product delivers the faster and more reliable Internet speeds when compared to Cable’s primary DSL competitor.
•    Cable launched DOCSIS 3.0 high-speed Internet service, including two new 25 Mbps and 50 Mbps tiers, the fastest residential Internet access service available in our Cable territory. As part of the DOCSIS 3.0 launch, Rogers introduced the first DOCSIS 3.0 wireless “N” cable gateway in North America.
•    Cable enhanced its position in the small business market with the launch of innovative business-grade communications services designed specifically for the Canadian SME segment providing multi-line small businesses with access to a suite of leading-edge telephony solutions including line hunting and simultaneous ringing.

•    Cable began the launch of its new 50 Mbps DOCSIS 3 high-speed Internet service, the fastest residential Internet access service currently available in the market.
•    Cable furthered its lead as Canada’s premium video entertainment provider with the addition of 34 high- definition channels during 2009 to its already robust content lineup, bringing Cable’s offering to more than 100 fully dedicated HD channels and over 470 HD Movies, specials and TV shows On Demand. Rogers Cable customers can now receive four times more HD content choices than are available through Canadian satellite TV offerings.
•    Cable launched TV Call Display, a new product enhancement to its Rogers Home Phone and Rogers Digital TV service whereby incoming calls are displayed and managed on customers’ TV screens, including the option for customers to send calls directly to their Rogers voicemail with their TV remote control.
•    Cable introduced the Rogers On Demand Online portal, Canada’s most comprehensive online destination for primetime and specialty TV programming, movies, sports and web-only extras. By expanding the TV experience to the Internet, Rogers’ Cable, Internet and Wireless customers can now enjoy their TV anywhere, anytime with a vast and rapidly expanding library of top programming wherever they have an Internet connection in Canada.

Total operating revenue increased $139 million, or 4%, from 2008, and total adjusted operating profit increased to $1,324 million or by $91 million, a 7% increase from 2008. See the following segment discussions for a detailed discussion of operating results.

CABLE OPERATIONS
Summarized Financial Results

Years ended December 31,
(In millions of dollars, except margin)	2009	2008	%Chg
Operating revenue
Core Cable	$1,780	$1,669	7
Internet	781	695	12
Rogers Home Phone	513	514	-
Total Cable Operations operating revenue	3,074	2,878	7
Operating expenses before the undernoted
Sales and marketing expenses	243	248	(2)
Operating, general and administrative expenses	1,533	1,459	5
	1,776	1,707	4
Adjusted operating profit(1)	1,298	1,171	11
Stock-based compensation recovery(2)	12	30	(60)
Settlement of pension obligations(3)	(10)	-	n/m
Integration and restructuring expenses(4)	(31)	(9)	n/m
Adjustment for CRTC Part II fees decision(5)	46	(25)	n/m
Operating profit(1)	$1,315	$1,167	13
Adjusted operating profit margin(1)	42.2%	40.7%
(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information: Non-GAAP Calculations”.
(2)	See the section entitled “Stock-based Compensation”.
(3)	Relates to the settlement of pension obligations for all employees in the pension plans who had retired as of January 1, 2009 as a result of annuity purchases by the Company’s pension plans.
(4)
For the year ended December 31, 2009, costs incurred relate to i) severances resulting from the targeted restructuring of our employee base to combine the Cable and Wireless businesses into a communications organization; ii) severances and restructuring expenses related to the outsourcing of certain information technology functions; and iii) the integration of Futureway and Aurora Cable. For the year ended December 31, 2008, costs incurred relate to i) severances resulting from the restructuring of our employee base to improve our cost structure in light of the declining economic conditions; and ii) the integration of Futureway and Call-Net Enterprises Inc. (“Call-Net”).

(5)	Relates to an adjustment for CRTC Part II fees related to prior periods. See the section entitled “Government Regulation and Regulatory Developments”.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Summarized Subscriber Results

Years ended December 31,
(Subscriber statistics in thousands)	2009	2008(1)	Chg
Cable homes passed(2)	3,635	3,547	88
Television
Net additions (losses)(3)	(24)	9	(33)
Total Television subscribers(4)	2,296	2,320	(24)
Digital Cable
Households, net additions	114	191	(77)
Total households(4)	1,664	1,550	114
Cable High-speed Internet
Net additions(5)	48	109	(61)
Total Internet subscribers (residential)(4)(5)(6)	1,619	1,571	48
Cable telephony lines
Net additions and migrations(7)	97	182	(85)
Total Cable telephony lines(4)	937	840	97
Circuit-switched lines
Net losses and migrations(7)	(91)	(119)	28
Total circuit-switched items	124	215	(91)
(1)	Certain of the comparative figures have been reclassified to conform to the current year presentation.
(2)	Since December 31, 2008, a change in subscriber reporting resulted in a cumulative decrease to cable homes passed of approximately 171,000.
(3)
During 2008, a reclassification of certain subscribers had the impact of increasing television net additions by approximately 16,000. In addition, television net subscriber additions for the year ended December 31, 2008 reflect the impact of the conversion of a large municipal housing authority’s cable TV arrangement with Rogers from a bulk to an individual tenant pay basis, which had the impact of reducing television subscribers by approximately 5,000.

(4)
On June 12, 2008, we acquired approximately 16,000 television subscribers, 11,000 high-speed Internet subscribers, 6,000 digital cable households and 2,000 cable telephony lines from Aurora Cable. These subscribers are not included in net additions for the year ended December 31, 2008.

(5)
Cable high-speed Internet subscriber base excludes ADSL subscribers of 5,000 and 10,000 at December 31, 2009 and 2008, respectively. In addition, net additions exclude ADSL subscriber losses of 6,000 and 3,000 in the years ended December 31, 2009 and 2008, respectively.

(6)
During 2008, a change in subscriber reporting resulted in the reclassification of approximately 4,000 high-speed Internet subscribers from RBS’ broadband data circuits to Cable Operations’ high-speed Internet subscriber base. These subscribers are not included in net additions for the year ended December 31, 2008.

(7)	Includes approximately 17,000 and 60,000 migrations from circuit-switched to cable telephony for the years ended December 31, 2009 and 2008, respectively.

Increased levels of penetration for many of Cable’s products and a level of increased competitive intensity, combined with an economic recession in Ontario, which drove a slowdown in new home construction and high rates of unemployment, resulted in lower net additions of most of Cable’s products in 2009, compared to 2008. The impact of this recession has affected sales of Cable’s products as customers move residences less and the growth in new home construction has slowed significantly, which historically are two of Cable’s largest sources of new product sales. In response to these conditions, Cable has implemented strategic cost reduction and efficiency improvement initiatives to enable a sustained reduction of operating costs.

Core Cable Revenue
Within Cable Operations, the increase in Core Cable revenue for 2009, compared to 2008, reflects the continued increasing penetration of digital cable product offerings. Additionally, the impact of certain price changes introduced during the previous year to both analog and digital cable services contributed to the growth in revenue.

Cable continues to lead the Canadian cable industry in digital penetration. The digital cable subscriber base grew by 7% from December 31, 2008 to December 31, 2009, to 72% of television households, compared to 67% as at December 31, 2008. Increased demand from subscribers for digital content, HDTV and personal video recorder (“PVR”) equipment, combined with marketing campaigns which package cable television, high-speed Internet and Rogers Home Phone services, contributed to the growth in the digital subscriber base of 114,000 in 2009.

Cable Internet Revenue
The year-over-year increase in Internet revenues for 2009 primarily reflects the increase in the Internet subscriber base, combined with Internet services price changes made during 2009 and incremental revenue charges for additional usage for customers who exceed monthly gigabyte allowances associated with their respective plans.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

With the high-speed Internet base now at approximately 1.6 million subscribers, Internet penetration is approximately 45% of the homes passed by our cable networks and 71% of our television customer base.

Rogers Home Phone Revenue
The Rogers Home Phone revenue for 2009 is relatively unchanged year-over-year as revenue generated from the growth in the cable telephony customer base revenue is offset by the ongoing decline of the circuit-switched telephony and long-distance only customer bases. The lower net additions of cable telephony lines in 2009 versus 2008 reflects the impact of the economic recession in Ontario and product maturation as Rogers’ market share increases, combined with intensified win-back activities by incumbent telecom providers.

Cable telephony lines in service grew 12% from December 31, 2008 to December 31, 2009. At December 31, 2009, cable telephony lines represented 26% of the homes passed by our cable networks and 41% of television subscribers.

Cable continues to focus principally on growing its on-net cable telephony line base. As part of this on-net focus, Cable continued to significantly de-emphasize circuit-switched sales through 2009 and intensified its efforts to convert circuit-switched lines that are within the cable territory onto its cable telephony platform. Of the 97,000 net line additions to cable telephony during 2009, approximately 17,000 were migrations of lines from our circuit-switched platform to our cable telephony platform. Because of the strategic decision in early 2008 to de-emphasize sales of the circuit-switched telephony product outside of the cable footprint, Cable expects that circuit-switched net line losses will continue as that base of subscribers continues to contract over time.

Excluding the impact of the shrinking circuit-switched telephony customer base, the year-over-year revenue growth for Rogers Home Phone and Cable Operations for 2009 would have been 19% and 10%, respectively.

Cable Operations Operating Expenses
The increase in Cable Operations’ operating expenses for 2009 compared to 2008 was primarily driven by the increases in the digital cable, Internet and Rogers Home Phone subscriber bases, resulting in higher costs associated with programming and other content, subscriber equipment, network operations, credit and collections and information technology. Partially offsetting these increases was a reduction in certain other costs resulting from lower volumes of subscriber net additions in 2009, cost reduction and efficiency initiatives across various functions, and the reversal of that portion of CRTC Part II fees accruals relating to the 2009 broadcast year. Cable Operations continues to focus on implementing cost reduction and efficiency improvement initiatives to further control the overall growth in operating expenses.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cable Operations Adjusted Operating Profit
The year-over-year growth in adjusted operating profit was primarily the result of the revenue growth described above, combined with decreased activity levels and cost efficiencies. As a result, Cable Operations adjusted operating profit margins increased to 42.2% for 2009, compared to 40.7% in 2008.

Other Cable Operations Developments
In October 2009, the CRTC amended its regulation relating to Part II fees. These fees going forward will be approximately one-third less than the historical rate of approximately $21 million annually. For the three months ended December 31, 2009, the $60 million adjustment represents the reversal of Part II fees for the period from September 1, 2006 to August 31, 2009. For the year ended December 31, 2009, the $46 million adjustment represents the reversal of Part II fees for the period from September 1, 2006 to December 31, 2008. The remaining $14 million was related to the period from January 1, 2009 to August 31, 2009, and has been recorded as a credit within adjusted operating profit.

ROGERS BUSINESS SOLUTIONS
Summarized Financial Results

Years ended December 31,
(In millions of dollars, except margin)	2009	2008	%Chg
RBS operating revenue	$503	$526	(4)
Operating expenses before the undernoted
Sales and marketing expenses	26	26	-
Operating, general and administrative expenses	442	441	-
	468	467	-
Adjusted operating profit(1)	35	59	(41)
Stock-based compensation recovery (expense)(2)	(1)	1	n/m
Integration and restructuring expenses(3)	(3)	(6)	(50)
Operating profit(1)	$31	$54	(43)
Adjusted operating profit margin(1)	7.0%	11.2%
(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information: Non-GAAP Calculations”.
(2)	See the section entitled “Stock-based Compensation”.
(3)
For the year ended December 31, 2009, costs incurred relate to i) severances resulting from the targeted restructuring of our employee base to combine the Cable and Wireless businesses into a communications organization; and ii) severances and restructuring expenses related to the outsourcing of certain information technology functions. For the year ended December 31, 2008, costs incurred relate to i) severances resulting from the restructuring of our employee base to improve our cost structure in light of the current economic conditions and ii) the integration of Call-Net Enterprises Inc. (“Call-Net”).

Summarized Subscriber Results

Years ended December 31,
(Subscriber statistics in thousands)	2009	2008	Chg
Local line equivalents(1)
Total local line equivalents	169	197	(28)
Broadband data circuits(2)(3)
Total broadband data circuits	36	34	2
(1)	Local line equivalents include individual voice lines plus Primary Rate Interfaces (“PRIs”) at a factor of 23 voice lines each.
(2)	Broadband data circuits are those customer locations accessed by data networking technologies including DOCSIS, DSL, E10/100/1000, OC 3/12 and DS 1/3.
(3)
During the first quarter of 2008, a change in subscriber reporting resulted in the reclassification of approximately 4,000 high-speed Internet subscribers from RBS’ broadband data circuits to Cable Operations’ high-speed Internet subscriber base. These subscribers are not included in net additions for 2008.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RBS Revenue
The decrease in RBS revenues reflects an ongoing decline in the legacy portion of RBS’ business partially offset by an increase in long-distance revenue. RBS is focused on leveraging on-net revenue opportunities utilizing Cable’s existing network facilities as well as maintaining its existing medium enterprise customer base while growing the carrier portion of its business. RBS continues to work to manage the profitability of existing enterprise customers. For 2009, RBS long-distance revenues increased $21 million and local and data revenues decreased by $21 million and $23 million respectively.

RBS Operating Expenses
Operating, general and administrative expenses were relatively unchanged for 2009, compared to 2008. An increase in long-distance costs due to higher call volumes and country mix resulted in higher operating costs which were offset by lower data and local carriers charges.

Sales and marketing expenses were relatively unchanged year-over-year and reflect cost control initiatives and targeted marketing within the medium and large enterprise and carrier segments.

RBS Adjusted Operating Profit
RBS adjusted operating profit has declined year over year compared to 2008 due to the decrease in revenues as RBS transitions away from its legacy data and local revenues. As RBS is focusing its attention on growing future revenue streams from on-net IP technologies in voice and data it is investing in incremental operating costs to support that growth and therefore offsetting the cost declines from the legacy side of the business.

ROGERS RETAIL
Summarized Financial Results

Years ended December 31,
(In millions of dollars, except margin)	2009	2008	%Chg
Rogers Retail operating revenue	$399	$417	(4)
Operating expenses before the undernoted	408	414	(1)
Adjusted operating (loss) profit(1)	(9)	3	n/m
Stock-based compensation recovery(2)	1	1	-
Settlement of pension obligations(3)	(1)	-	n/m
Integration and restructuring expenses(4)	(12)	(5)	140
Operating loss(1)	$(21)	$(1)	n/m
Adjusted operating (loss) profit margin(1)	(2.3%)	0.7%
(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information: Non-GAAP Calculations”.
(2)	See the section entitled “Stock-based Compensation”.
(3)	Relates to the settlement of pension obligations for all employees in the pension plans who had retired as of January 1, 2009 as a result of annuity purchases by the Company’s pension plans.
(4)
For the year ended December 31, 2009, costs incurred relate to i) severances resulting from the targeted restructuring of our employee base to combine the Cable and Wireless businesses into a communications organization; and ii) the closure of certain Rogers Retail stores. For the year ended December 31, 2008, costs incurred relate to i) severances resulting from the restructuring of our employee base to improve our cost structure in light of the current economic conditions; and ii) the closure of certain Rogers Retail stores.

Rogers Retail Revenue
The decrease in Rogers Retail revenue for 2009, compared to 2008, was the result of the continued decline in video rental and sales combined with a lower volume of certain wireless product upgrades in 2009 by existing Wireless customers, partially offset by strong sales of Cable’s products.

Rogers Retail Adjusted Operating (Loss) Profit
Adjusted operating (loss) profit at Rogers Retail decreased for 2009, compared to 2008, reflecting the trends noted above.

CABLE ADDITIONS TO PP&E
The Cable Operations segment categorizes its PP&E expenditures according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and which facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, Cable Operations additions to PP&E are classified into the following five categories:
•    Customer premise equipment (“CPE”), which includes the equipment for digital set-top terminals, Internet modems and associated installation costs;

•    Scalable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs to-date of the cable telephony initiative;
•    Line extensions, which includes network costs to enter new service areas;
•    Upgrades and rebuild, which includes the costs to modify or replace existing co-axial cable, fibre-optic equipment and network electronics; and
•    Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Summarized Cable PP&E Additions

Years ended December 31,
(In millions of dollars)	2009	2008	%Chg
Additions to PP&E
Customer premise equipment	$185	$284	(35)
Scalable infrastructure	259	279	(7)
Line extensions	40	48	(17)
Upgrades and rebuild	20	35	(43)
Support capital	138	183	(25)
Total Cable Operations	642	829	(23)
RBS	37	36	3
Rogers Retail	14	21	(33)
	$693	$886	(22)

Additions to Cable PP&E include continued investments in the cable network to continue to enhance customer experience through increased speed and performance of our Internet service and capacity enhancements to our digital network to allow for incremental HD and on-demand services to be added.

The decline in Cable Operations PP&E additions for 2009, compared to 2008, resulted primarily from lower spending associated with lower levels of subscriber additions.

Rogers Retail PP&E additions are attributable to improvements made to certain retail locations.

MEDIA

MEDIA’S BUSINESS
Media operates our radio and television broadcasting and speciality television businesses, our consumer and trade publishing operations, our televised home shopping service and Rogers Sports Entertainment. In addition to Media’s more traditional broadcast and print media platforms, it also provides content and conducts e-commerce over the Internet.

Media’s broadcasting group (“Broadcasting”) comprises 54 radio stations across Canada; multicultural OMNI broadcast television stations; the five station Citytv broadcast television network; specialty sports television services including regional sports service Rogers Sportsnet and Setanta Sports Canada; other specialty services including OLN, The Biography Channel Canada and G4TechTV Canada; and Canada’s only nationally televised shopping service (“The Shopping Channel”). Media also holds 50% ownership in Dome Productions, a mobile production and distribution joint venture that is a leader in HDTV production in Canada.

Media’s publishing group (“Publishing”) publishes more than 70 consumer magazines and trade and professional publications and directories in Canada.

Media’s sports entertainment group (“Sports Entertainment”) owns the Toronto Blue Jays Major League Baseball (“MLB”) club and Rogers Centre sports and entertainment venue.

MEDIA’S STRATEGY
Media seeks to maximize revenues, operating profit and return on invested capital across each of its businesses. Media’s strategies to achieve this objective include:
•    Continuing to leverage its strong media brand names and content over its multiple media platforms and in association with the “Rogers” brand;
•    Focusing on specialized content and audience development through its broadcast, publication and sports properties, as well its growing portfolio of specialty channel investments;
•    Investing in technology and content to support audience migration to the web, wireless and other mobile platforms; and
•    Enhancing the Sports Entertainment fan experience by continuing to invest in enhancing the Blue Jays fan experience, including upgrades to both the player roster and the Rogers Centre.

RECENT MEDIA INDUSTRY TRENDS
Increased Fragmentation of Radio and TV Markets
In recent years, Canadian radio and television broadcasters have had to operate in increasingly fragmented markets. Canadian consumers have a growing number of radio and television services available to them, providing them with an increasing number of different programming formats. In the radio industry, since the introduction of its Commercial Radio Policy in 1998, the CRTC has licenced numerous new radio stations through competitive processes in most markets across Canada. In that time, the CRTC has also licenced a large number of additional new FM stations through AM to FM station conversions. In 2005, the CRTC licenced two satellite radio providers, both of which are affiliated with U.S. satellite operators and both of which began offering service in Canada. In the television industry since 2000, the CRTC has licenced a small number of new, over-the-air stations and a significant number of new digital television services. The new services, additional licences and the new formats combine to fragment the market for existing radio and television operators.

23	ROGERS COMMUNICATIONS INC. 2009 ANNUAL MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Migration to Digital Media
The media landscape is changing significantly; driven by the following major forces impacting audience and advertiser behaviour:
•    Digitization of content;
•    Roll-out and extensive availability of high-speed broadband networks;
•    Increasingly fragmented and time-shifted audience time and attention;
•    Explosion of user-generated, free and pirated content; and
•    Marketers searching for higher-ROI media vehicles.
The impact of the foregoing is that audiences are migrating a portion of their time and attention from traditional to online and other digital media. As a result, advertisers are following this trend by shifting a portion of their spending from traditional to digital media formats.

Consolidation of Industry Competitors
Ownership of Canadian radio and TV stations has consolidated through several large acquisitions in the sector by other media companies over the past five years. This has resulted in the Canadian industry being left with fewer owners but larger competitors in the media marketplace.

MEDIA OPERATING AND FINANCIAL RESULTS
Media’s revenues primarily consist of:
•    Advertising revenues;
•    Circulation revenues;
•    Subscription revenues;
•    Retail product sales; and
•    Sales of tickets, receipts of MLB revenue sharing and concession sales associated with Rogers Sports Entertainment.

Media’s operating expenses consist of:
•    Cost of sales, which is primarily comprised of the cost of retail products sold by The Shopping Channel;
•    Sales and marketing expenses; and
•    Operating, general and administrative expenses, which include programming costs, production expenses, circulation expenses, Blue Jays player salaries and other back-office support functions.

Summarized Media Financial Results

Years ended December 31,
(In millions of dollars, except margin)	2009	2008(1)(2)	%Chg
Operating revenue	$1,407	$1,496	(6)
Operating expenses before the undernoted	1,288	1,354	(5)
Adjusted operating profit(3)	119	142	(16)
Stock-based compensation recovery(4)	8	17	(53)
Settlement of pension obligations(5)	(15)	-	n/m
Integration and restructuring expenses(6)	(35)	(11)	n/m
Contract termination fee(7)	(19)	-	n/m
Adjustment for CRTC Part II fees decision(8)	15	(6)	n/m
Operating profit(3)	$73	$142	(49)
Adjusted operating profit margin(3)	8.5%	9.5%
Additions to property, plant and equipment(3)	$62	$81	(23)
(1)	The operating results of channel m are included in Media’s results of operations from the date of acquisition on April 30, 2008.
(2)	The operating results of Outdoor Life Network are included in Media’s results of operations from the date of acquisition on July 31, 2008.
(3)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.
(4)	See the section entitled “Stock-based Compensation”.
(5)	Relates to the settlement of pension obligations for all employees in the pension plans who had retired as of January 1, 2009 as a result of annuity purchases by the Company’s pension plans.
(6)
For the year ended December 31, 2009 and December 31, 2008, costs incurred relate to severances resulting from the targeted restructuring of our employee base to improve our cost structure in light of the current economic and competitive conditions.

(7)	Relates to the termination and release of certain Blue Jays players from the remaining term of their contracts.
(8)	Relates to an adjustment for CRTC Part II fees related to prior periods.

Media Operating Revenue
The overall decrease in Media revenue in 2009, compared to 2008, was reflective of a soft advertising market and a challenging retail environment which resulted in lower revenues in Radio, Publishing and The Shopping Channel. However, starting in the third quarter of 2009, the rate of year-over-year decline in advertising sales began to moderate for the first time in several quarters. Despite the soft advertising market, Sportsnet delivered organic growth and Television delivered revenues in line with 2008 levels due to the market’s favourable response to the planned investment in Citytv’s programming schedule. Sports Entertainment revenue was lower mainly as a result of hosting only one Buffalo Bills NFL game in 2009 versus two in 2008.

Media Operating Expenses
The decrease in Media’s operating expenses in 2009, compared to 2008, was driven by a focused cost reduction program across all of Media’s divisions and lower variable costs associated with printing and production at Publishing and retail sales at The Shopping Channel. This was offset by planned increases in programming costs at Sportsnet and Television.

Media Adjusted Operating Profit
The decrease in Media’s adjusted operating profit for 2009, compared to 2008, primarily reflects revenue and expense changes discussed above and overall is reflective of the challenging economic conditions and the resultant declines in advertising and retail sales activity.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The challenging economic conditions have resulted in a weakening of revenue expectations for certain parts of our broadcasting portfolio. As a result of the challenging conditions and declines in advertising revenues, we recorded a non-cash impairment charge of $18 million related to certain of our broadcast assets. See the section entitled “Impairment Losses on Goodwill, Intangible Assets and Other Long-Term Assets” for further details.

Media Additions to PP&E
Media’s PP&E additions in 2009 declined from 2008 due to cost containment initiatives. A significant portion of Media’s additions reflect the construction of a new television production facility for the combined Ontario operations of Citytv and OMNI, which was completed in 2009.

Other Media Developments
In October 2009, the CRTC amended its regulation relating to Part II fees. These fees going forward will be approximately one-third less than the historical rate of approximately $6 million annually. For the three months ended December 31, 2009, the $19 million adjustment represents the reversal of Part II fees for the period from September 1, 2006 to August 31, 2009. For the year ended December 31, 2009, the $15 million adjustment represents the reversal of Part II fees for the period from September 1, 2006 to December 31, 2008. The remaining $4 million was related to the period from January 1, 2009 to August 31, 2009, and has been recorded as a credit within adjusted operating profit.

RECONCILIATION OF NET INCOME TO OPERATING PROFIT AND ADJUSTED OPERATING PROFIT FOR THE PERIOD

The items listed below represent the consolidated income and expense amounts that are required to reconcile net income as defined under Canadian GAAP to the non-GAAP measures operating profit and adjusted operating profit for the year. See the section entitled “Supplementary Information: Non-GAAP Calculations” for a full reconciliation to adjusted operating profit, adjusted net income and adjusted net income per share. For details of these amounts on a segment-by-segment basis and for an understanding of intersegment eliminations on consolidation, the following section should be read in conjunction with Note 3 to the 2009 Audited Consolidated Financial Statements entitled “Segmented Information”.

Years ended December 31,
(In millions of dollars)	2009	2008	%Chg
Net income	$1,478	$1,002	48
Income tax expense	502	424	18
Other (income) expense, net	(6)	(28)	(79)
Change in the fair value of derivative instruments	65	(64)	n/m
Loss on repayment of long-term debt	7	-	n/m
Foreign exchange (gain) loss	(136)	99	n/m
Debt issuance costs	11	16	(31)
Interest on long-term debt	647	575	13
Operating income	2,568	2,024	27
Impairment losses on goodwill, intangible assets and other long-term assets	18	294	(94)
Depreciation and amortization	1,730	1,760	(2)
Operating profit	4,316	4,078	6
Stock-based compensation expense (recovery)	(33)	(100)	(67)
Settlement of pension obligations	30	-	n/m
Integration and restructuring expenses	117	51	129
Contract termination fees	19	-	n/m
Adjustment for CRTC Part II fees decision	(61)	31	n/m
Adjusted operating profit	$4,388	$4,060	8

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Net Income and Net Income per Share
We recorded net income of $1,478 million in 2009, or basic and diluted net income per share of $2.38, compared to net income of $1,002 million, or basic and diluted net income per share of $1.57 for the year ended December 31, 2008. This increase in net income was primarily due to the growth in operating income, foreign exchange gains of $136 million mainly related to foreign exchange on our U.S. dollar-denominated debt that is not hedged for accounting purposes, reduced by impairment losses on intangible assets and other long-term assets related to certain of our broadcast assets of $18 million and by $65 million related to the change in the fair value of derivative instruments.

Income Tax Expense
As illustrated in the table below, our effective income tax rate for the years ended December 31, 2009 and 2008 was 25.4% and 29.7%, respectively. The 2009 effective income tax rate was less than the 2009 statutory income tax rate of 32.3% primarily due to an income tax recovery of $58 million resulting from reductions in substantively enacted tax rates and the $64 million release of our valuation allowance. The release of our valuation allowance includes $14 million relating to a decrease of foreign tax assets arising from foreign exchange rate fluctuations, and $50 million due to unrealized gains on financial instruments.

During 2008, we recorded an income tax credit of $65 million arising from the harmonization of the Ontario provincial income tax system within the Canadian federal income tax system. The resulting income tax credit will be available to reduce future Ontario income taxes until 2013. In addition, we recorded an increase in income tax expense of $51 million to recognize that impairment losses on goodwill and intangible assets are not deductible for income tax purposes, and an income tax recovery of $33 million reflecting the effect of scheduled tax rate changes. We also recorded an increase of $19 million in our valuation allowance to offset the increase in foreign tax assets due to foreign exchange rate fluctuations.

Income tax expense varies from the amounts that would be computed by applying the statutory income tax rate to income before income taxes for the following reasons:

Years ended December 31,
(In millions of dollars)	2009	2008
Statutory income tax rates	32.3%	32.7%
Income before income taxes	$1,980	$1,426
Income tax expense at statutory income tax rate on income before income taxes	$640	$466
Increase (decrease) in income taxes resulting from:
Ontario income tax harmonization credit	-	(65)
Change in valuation allowance	(64)	19
Effect of tax rate changes	(58)	(33)
Impairment losses on goodwill and intangible assets not deductible for income tax purposes	-	51
Other items	(16)	(14)
Income tax expense	$502	$424
Effective income tax rate	25.4%	29.7%

Other Expense (Income)
Other income of $6 million in 2009 was primarily associated with investment income received from certain of our investments, which decreased from $28 million in 2008.

Change in Fair Value of Derivative Instruments
In 2009 and 2008, the changes in fair value of the derivative instruments were primarily the result of the impact of the changes in the value of the Canadian dollar relative to that of the U.S. dollar related to the cross-currency interest rate exchange agreements (“Derivatives”) hedging the US$350 million Senior Notes due 2038 that have not been designated as hedges for accounting purposes. During 2009, the Canadian dollar strengthened by 17 cents versus the U.S. dollar, while during 2008, the Canadian dollar weakened by 24 cents versus the U.S. dollar. We have recorded our Derivatives at an estimated credit-adjusted mark-to-market valuation. For the impact, refer to the section entitled “Fair Value for Derivatives”.

Foreign Exchange Gain (Loss)
During 2009, the Canadian dollar strengthened by 17 cents versus the U.S. dollar resulting in a foreign exchange gain of $136 million, primarily related to US$750 million of our U.S. dollar-denominated long-term debt that is not hedged for accounting purposes, comprising the US$400 million of Subordinated Notes due 2012, which were not hedged and which were redeemed in December 2009, and US$350 million of Senior Notes due 2038 for which the Derivatives have not been designated as hedges for accounting purposes. During 2008, the Canadian dollar weakened

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

by 24 cents versus the U.S. dollar resulting in a foreign exchange loss of $99 million, primarily related to the US$750 million of U.S. dollar-denominated long-term debt that is not hedged for accounting purposes.

Debt Issuance Costs
We recorded debt issuance costs of $11 million during 2009 due to the transaction costs incurred in connection with the $2.0 billion of issuances, including the $1.0 billion of 5.80% Senior Notes due 2016 issued on May 26, 2009 and the $500 million of 5.38% Senior Notes due 2019 and $500 million of 6.68% Senior Notes due 2039 issued on November 4, 2009.

Interest on Long-Term Debt
The $72 million increase in interest expense during 2009, compared to 2008, is primarily due to the increase in our long-term debt at December 31, 2009, compared to December 31, 2008, including the impact of Derivatives.

Operating Income
The increase in our operating income of $544 million, compared to the prior year, is due to the growth in revenue of $396 million and the reduction of operating expenses of $148 million. See the detailed discussion on respective segment results included in this section entitled “Segment Review” above.

Impairment Losses on Goodwill, Intangible Assets and Other Long-Term Assets
In the fourth quarter of 2009, we determined that the fair value of a radio station licence of Media was lower than its carrying value. This primarily resulted from the weakening of advertising revenues in a local market. As a result, we recorded a non-cash impairment charge of $4 million related to one of our Ontario radio licences. In addition, and also related to declines in advertising revenue, we recorded an impairment charge of $14 million related to our OMNI television network with the following components: $1 million related to the broadcast licences and $13 million related to other long-lived assets.

In the fourth quarter of 2008, we determined that the fair value of the conventional television business of Media was lower than its carrying value. This primarily resulted from weakening of industry expectations and declines in advertising revenues amidst the slowing economy. As a result, we recorded an aggregate non-cash impairment charge of $294 million with the following components: $154 million related to goodwill, $75 million related to broadcast licences and $65 million related to intangible assets and other long-term assets.

Depreciation and Amortization Expense
The increase in depreciation and amortization expense for the year ended December 31, 2009, over 2008, primarily reflects the $1.9 billion of additions to PP&E during 2009, partially offset by a decrease in amortization of intangible assets resulting from certain intangible assets that were acquired in the Fido acquisition, which have now been fully amortized.

Stock-based Compensation
Our employee stock option plans attach cash settled share appreciation rights (“SARs”) to all new and previously granted options. The SAR feature allows the option holder to elect to receive in cash an amount equal to the intrinsic value, being the excess market price of the Class B Non-Voting share over the exercise price of the option, instead of exercising the option and acquiring Class B Non-Voting shares. All outstanding stock options are classified as liabilities and are carried at their intrinsic value, as adjusted for vesting, measured as the difference between the current stock price and the option exercise price. The intrinsic value of the liability is marked-to-market each period and is amortized to expense over the period in which the related services are rendered, which is usually the graded vesting period, or, as applicable, over the period to the date an employee is eligible to retire, whichever is shorter.

The liability for stock-based compensation expense is recorded based on the intrinsic value of the options, as described above, and the expense is impacted by the change in the price of RCI’s Class B Non-Voting shares during the life of the option. At December 31, 2009, we had a liability of $178 million related to stock-based compensation recorded at its intrinsic value, including stock options, restricted share units and deferred share units. In the year ended December 31, 2009, $63 million (2008 - $106 million) was paid to holders upon exercise of restricted share units and stock options using the SAR feature.

A summary of stock-based compensation expense is as follows:

	Stock-based Compensation
	Expense (Recovery) Included
	in Operating, General and
	Administrative Expenses
Years ended December 31,
(In millions of dollars)	2009	2008
Wireless	$-	$(5)
Cable	(12)	(32)
Media	(8)	(17)
Corporate	(13)	(46)
	$(33)	$(100)

Integration and Restructuring Expenses
During the year ended December 31, 2009, we incurred $117 million of integration and restructuring expenses related to: i) severances resulting from the targeted restructuring of our employee base to combine our Cable and Wireless businesses into a communications organization and to improve our cost structure in light of the current economic and competitive conditions ($87 million); ii) severances and restructuring expenses related to the outsourcing of certain

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information technology functions ($23 million); iii) the integration of previously acquired businesses and related restructuring ($3 million); and iv) the closure of certain retail stores ($4 million).

Contract Termination Fees
During the year ended December 31, 2009, the Blue Jays released certain players from the remaining term of their contracts, which resulted in a $19 million charge to operating profit.

Adjusted Operating Profit
As discussed above, Wireless and Cable both contributed to the increase in adjusted operating profit for the year ended December 31, 2009, partially offset by a decrease in Media’s adjusted operating profit for 2009 compared to 2008.

Consolidated adjusted operating profit increased to $4,388 million in 2009, compared to $4,060 million in 2008. Adjusted operating profit excludes: (i) stock-based compensation (recovery) expense of $(33) million in 2009 and $(100) million in 2008; (ii) integration and restructuring expenses of $117 million in 2009 and $51 million in 2008; (iii) an adjustment for CRTC Part II fees related to prior periods of $(61) million in 2009 and $31 million in 2008; (iv) contract termination fees of $19 million in 2009; and (v) pension settlement of $30 million in 2009.

For details on the determination of adjusted operating profit, which is a non-GAAP measure, see the sections entitled “Supplementary Information: Non-GAAP Calculations” and “Key Performance Indicators and Non-GAAP Measures”.

Employees
Employee remuneration represents a material portion of our expenses. At December 31, 2009, we had approximately 25,900 full-time equivalent employees (“FTEs”) across all of our operating groups, including our shared services organization and corporate office, which was essentially unchanged from the level at December 31, 2008. Increases in our shared services staffing and customer facing functions were partially offset by reductions associated with operational efficiencies and the integration of our Cable and Wireless organizations during the year and reductions in Media associated with improvements to its cost structure. Total remuneration paid to employees (both full and part-time) in 2009 was approximately $1,715 million, an increase of approximately $149 million from $1,566 million in 2008. The increase in remuneration paid to employees is primarily attributed to the change in stock prices resulting in a $33 million recovery to stock-based compensation compared to a $100 million recovery in 2008 and an increase in the FTEs during the first half of 2009 compared to 2008.

ADDITIONS TO PP&E
For details on the additions of PP&E for the Wireless, Cable and Media segments, refer to the section entitled “Segment Review”.

Corporate Additions to PP&E
The corporate additions to PP&E included $151 million for the year ended December 31, 2009 and $38 million for the year ended December 31, 2008, both of which related to spending on an enterprise-wide billing and business support system initiative.

3.    CONSOLIDATED LIQUIDITY AND FINANCING

LIQUIDITY AND CAPITAL RESOURCES
Operations
For 2009, cash generated from operations before changes in non-cash operating items, which is calculated by removing the effect of all non-cash items from net income, increased to $3,526 million from $3,500 million in 2008. The $26 million increase is primarily the result of a $328 million increase in adjusted operating profit, most notably offset by the $66 million increase in the integration and restructuring charge, $72 million increase in interest expense and $61 million cash contribution to the Company’s pension plans to fund annuity purchases.

Taking into account the changes in non-cash working capital items for 2009, cash generated from operations was $3,790 million, compared to $3,285 million in 2008. The cash generated from operations of $3,790 million, together with the following items, resulted in total net funds of approximately $5,795 million generated or raised in 2009:
•    Receipt of $2.0 billion aggregate gross proceeds from the issuance of $1.0 billion 5.80% Senior Notes due 2016, $500 million 5.38% Senior Notes due 2019 and $500 million 6.68% Senior Notes due 2039 public debt;
•    Receipt of $3 million from the issuance of Class B Non-Voting shares under the exercise of employee stock options; and
•    Receipt of $2 million in net proceeds from the settlement of US$408 million aggregate amount of forward contracts relating to the redemption of our US$400 million 8.00% Senior Subordinated Notes due 2012.

Net funds used during 2009 totalled approximately $5,393 million, the details of which include the following:
•    Additions to PP&E of $1,910 million, including $55 million of related changes in non-cash working capital;
•    The purchase for cancellation of 43,776,200 Class B Non-Voting shares for an aggregate purchase price of $1,347 million;
•    The payment of quarterly dividends aggregating $704 million on our Class A Voting and Class B Non-Voting shares;
•    Net repayments under our bank credit facility aggregating $585 million and capital leases aggregating $1 million;
•    Payment of $424 million for the redemption of our US$400 million 8.00% Subordinated Notes due 2012 and $8 million repayment premium;
•    Additions to program rights aggregating $185 million;
•    The payment of $40 million for the acquisition of the spectrum licences of Look Communications; and
•    Acquisitions and other net investments aggregating $189 million, including $163 million to purchase 3.2 million shares of Cogeco Cable Inc. and 1.6 million shares of Cogeco Inc., $11 million to acquire K-Rock and KIX Country, Kingston FM radio stations, and $15 million of other net investments.

Taking into account the cash deficiency of $19 million at the beginning of the year and the cash sources and uses described above, cash and cash equivalents at December 31, 2009 was $383 million.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financing
Our long-term debt instruments are described in Note 14 and Note 15 to the 2009 Audited Consolidated Financial Statements. During 2009, the following financing activities took place.

On May 26, 2009, we issued $1.0 billion principal amount of public debt securities, comprised of 5.80% Senior Notes due 2016 (the “2016 Notes”). The 2016 Notes were issued at a discount of 99.767% for an effective yield of 5.841% per year. RCI received aggregate net proceeds of $993 million from the issuance of the 2016 Notes after deducting the issue discount, underwriting commission and other related expenses. The 2016 Notes are unsecured and are guaranteed on an unsecured basis by each of Rogers Wireless Partnership and Rogers Cable Communications Inc. and rank pari passu with all of RCI’s other senior unsecured and unsubordinated notes and debentures and bank credit facility.

On November 4, 2009, we issued $1.0 billion aggregate principal amount of public debt securities, comprised of $500 million of 5.38% Senior Notes due 2019 (the “2019 Notes”) and $500 million of 6.68% Senior Notes due 2039 (the “2039 Notes”). The 2019 Notes were issued at a discount of 99.931% for an effective yield of 5.389% per year and the 2039 Notes were issued at a discount of 99.897%

for an effective yield of 6.688% per year. RCI received aggregate net proceeds of $993 million from the issuance of the 2019 Notes and the 2039 Notes after deducting the respective issue discounts, underwriting commissions and other related expenses. The 2019 Notes and the 2039 Notes are unsecured and are guaranteed on an unsecured basis by each of Rogers Wireless Partnership and Rogers Cable Communications Inc. and rank pari passu with all of RCI’s other senior unsecured and unsubordinated notes and debentures and bank credit facility.

On December 15, 2009, we redeemed the entire outstanding principal amount of our US$400 million (Cdn$424 million) 8.00% Senior Subordinated Notes due 2012 at the prescribed redemption price of 102% of the principal amount, or US$408 million (Cdn$432 million). As a result, we incurred a net loss on repayment of long term debt of $7 million, which is expensed in the consolidated statement of income, comprised of the $8 million cash payment for the 2% redemption premium, partially offset by a corresponding $1 million non-cash write-down of the related fair value increment arising from purchase accounting.

In addition, during 2009, an aggregate $585 million net repayment was made under our bank credit facility. As of December 31, 2009, there were no advances outstanding under our $2.4 billion bank credit facility that matures in July 2013 and the full amount is available to be drawn, excluding letters of credit of $47 million. This liquidity position is also enhanced by the fact that our earliest scheduled debt maturity is in May 2011.

Shelf Prospectuses
In order to maintain financial flexibility, in November 2007, we filed shelf prospectuses with securities regulators to qualify debt securities of RCI for sale in Canada and/or in the U.S. These shelf prospectuses were scheduled to expire in December 2009. To replace these expiring shelf prospectuses, in November 2009, we filed two new shelf prospectuses with securities regulators to qualify debt securities of RCI, one for the sale of up to Cdn$4 billion of debt securities in Canada and the other for the sale of up to US$4 billion in the United States and Ontario. These new shelf prospectuses expire in December 2011. The notice set forth in this paragraph does not constitute an offer of any securities for sale.

Normal Course Issuer Bid
In February 2009, we filed a NCIB authorizing us to repurchase up to the lesser of 15 million of RCI’s Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $300 million. This NCIB, which expires on February 19, 2010, replaced a previously filed NCIB which expired in January 2009.

In May 2009, we amended the NCIB to provide that we may, during the twelve-month period commencing February 20, 2009 and ending February 19, 2010, purchase on the TSX up to the lesser of 48 million of RCI’s Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $1.5 billion.

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In 2009, we purchased an aggregate 43,776,200 Class B Non-Voting shares for an aggregate purchase price of $1,347 million. An aggregate 1,051,000 of these shares comprising $34 million of the aggregate purchase price were purchased and recorded in December 2009 but were settled in early January 2010. In addition, 10,280,000 of the shares were purchased by RCI pursuant to private agreements between RCI and certain arm’s-length third party sellers for an aggregate purchase price of $285 million. Each of these purchases was made under an issuer bid exemption order issued by the Ontario Securities Commission and is included in calculating the number of Class B Non-Voting shares that RCI may purchase pursuant to the NCIB. The NCIB expires on February 19, 2010.

On February 17, 2010, we announced that the Toronto Stock Exchange has accepted a notice filed by RCI of our intention to renew our NCIB for a further one-year period commencing February 22, 2010 and ending February 21, 2011, and which during such one-year period we may purchase on the TSX up to the lesser of 43.6 million Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $1.5 billion. The actual number of Class B Non-Voting shares purchased under the NCIB and the timing of such purchases will be determined by RCI considering market conditions, stock prices, its cash position, and other factors.

Covenant Compliance
We are currently in compliance with all of the covenants under our debt instruments, and we expect to remain in compliance with all of these covenants during 2010. At December 31, 2009, there are no financial leverage covenants in effect other than those pursuant to our bank credit facility (see Note 14(b) to the 2009 Audited Consolidated Financial Statements). Based on our most restrictive leverage covenants, we would have had the capacity to issue up to approximately $16.8 billion of additional long-term debt at December 31, 2009, including the full amount of our existing $2.4 billion bank credit facility, excluding letters of credit of $47 million.

2010 Cash Requirements
On a consolidated basis, we anticipate that we will generate a net cash surplus in 2010 from cash generated from operations. We expect that we will have sufficient capital resources to satisfy our cash funding requirements in 2010, including the funding of dividends on our common shares, taking into account cash from operations and the amount available under our $2.4 billion bank credit facility. At December 31, 2009, there were no restrictions on the flow of funds between subsidiary companies nor between RCI and any of its subsidiaries.

$368 million due in 2013 and $1,156 million due in 2014. The required principal repayments due in 2011 consist of $515 million (US$490 million) 9.625% Senior Notes, $460 million 7.625% Senior Notes and $175 million 7.25% Senior Notes. The required principal repayments due in 2012 consist of $494 million (US$470 million) 7.25% Senior Notes and $368 million (US$350 million) 7.875% Senior Notes. The required principal repayment due in 2013 is the $368 million (US$350 million) 6.25% Senior Notes, as well as the maturity of the bank credit facility, which at December 31, 2009 is undrawn. The required principal repayments due in 2014 consist of $368 million (US$350 million) 5.50% Senior Notes and $788 million (US$750 million) 6.375% Senior Notes.

Coincident with the maturity of our U.S. dollar-denominated long term debt, certain of our Derivatives also mature.

Credit Ratings Upgrades
In May 2009, Moody’s Investors Service upgraded the rating for RCI’s senior unsecured debt to Baa2 (from Baa3) and upgraded the rating for RCI’s senior subordinated debt (redeemed in December 2009) to Baa3 (from Ba1), each with a Stable outlook (from Positive). Also in May 2009, Moody’s assigned its Baa2 rating to the 2016 Notes and in October 2009 Moody’s assigned its Baa2 rating to the 2019 Notes and to the 2039 Notes.

In May 2009, Standard & Poor’s Ratings Services upgraded each of the following: the long term corporate credit rating for RCI to BBB (from BBB-); the rating for RCI’s senior unsecured debt to BBB (from BBB-); and the rating for RCI’s senior subordinated debt to BBB- (from BB+). All of these ratings have a stable outlook. Also in May 2009, Standard & Poor’s assigned its BBB rating to the 2016 Notes and in October 2009 Moody’s assigned its BBB rating to the 2019 Notes and to the 2039 Notes and affirmed each of the ratings noted above.

In May 2009, Fitch Ratings affirmed each of the following: the issuer default rating for RCI at BBB; the rating for RCI’s senior unsecured debt at BBB; and the rating for RCI’s senior subordinated debt at BBB-, each with a Stable outlook. Also in May 2009, Fitch assigned its BBB rating to the 2016 Notes and in October 2009 Fitch assigned its BBB rating to the 2019 Notes and to the 2039 Notes.

In the event that we require additional funding, we believe that any such funding requirements may be satisfied by issuing additional debt financing, which may include the restructuring of our existing bank credit facility or issuing public or private debt or issuing equity, all depending on market conditions. In addition, we may refinance a portion of existing debt subject to market conditions and other factors. There is no assurance that this will or can be done.

Required Principal Repayments
At December 31, 2009, the required repayments on all long-term debt in the next five years totals $3,537 million, comprised of $1 million of capital leases due in 2010, $1,150 million principal repayments due in 2011, $862 million principal repayments due in 2012,
Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. Ratings for debt instruments range along a scale from AAA, in the case of Standard & Poor’s and Fitch, or Aaa in the case of Moody’s, which represent the highest quality of securities rated, to D, in the case of Standard & Poor’s, C, in the case of Moody’s and Substantial Risk in the case of Fitch, which represent the lowest quality of securities rated. The credit ratings accorded by the rating agencies are not recommendations to purchase, hold or sell the rated

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time, or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant. The ratings on RCI’s senior debt of BBB from Standard & Poor’s and Fitch and of Baa2 from Moody’s represent investment grade ratings.

Deficiency of Pension Plan Assets Over Accrued Obligations
In 2009, we made a lump-sum contribution of $61 million to our pension plans, following which the pension plans purchased $172 million of annuities from insurance companies for employees in the pension plans who had retired as of January 1, 2009. The purchase of the annuities relieves us of primary responsibility for, and eliminates significant risk associated with, the accrued benefit obligation for the retired employees. The non-cash settlement loss arising from this settlement of pension obligations was $30 million and was recorded in 2009.

As disclosed in Note 17 to our 2009 Audited Consolidated Financial Statements, our pension plans had a deficiency of plan assets over accrued obligations of $8 million and $66 million at December 31, 2009, and December 31, 2008, respectively, related to funded plans, and a deficiency of $31 million and $27 million at December 31, 2009 and December 31, 2008, respectively, related to unfunded plans. Our pension plans had a deficiency on a solvency basis at December 31, 2008, and is anticipated to have a deficiency on a solvency basis at December 31, 2009. Consequently, in addition to our regular contributions, we are making certain minimum monthly special payments to eliminate the solvency deficiency. In 2009, the special payment totalled approximately $34 million. Our total estimated annual funding requirements, which include both our regular contributions and these special payments, are expected to decrease from $120 million in 2009 (which included the $61 million lump sum contribution discussed above) to $56 million in 2010, subject to annual adjustments thereafter, due to various market factors and the assumption that our staffing levels will remain relatively stable year-over-year. We are contributing to the plans on this basis. As further discussed in the section of this MD&A entitled “Critical Accounting Estimates”, changes in factors such as the discount rate, the rate of compensation increase and the expected return on plan assets can impact the accrued benefit obligation, pension expense and the deficiency of plan assets over accrued obligations in the future.

INTEREST RATE AND FOREIGN EXCHANGE MANAGEMENT
Economic Hedge Analysis
For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures in that we include all Derivatives, whether or not they qualify as hedges for accounting purposes, since all such Derivatives are used for risk management purposes only and are designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of U.S. dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our Derivatives regardless of qualifications for accounting purposes as a hedge.

On December 15, 2009, we redeemed the entire outstanding principal amount of our US$400 million 8.00% Senior Subordinated Notes due 2012, which were not hedged on an economic basis nor on an accounting basis. As a result of the redemption of these unhedged Senior Subordinated Notes due 2012, on December 31, 2009, 100% of our U.S. dollar-denominated debt was hedged on an economic basis while 94% of our U.S. dollar-denominated debt was hedged on an accounting basis. The Derivatives hedging our US$350 million 7.50% Senior Notes due 2038 do not qualify as hedges for accounting purposes.

Consolidated Hedged Position

Years ended December 31,
(In millions of dollars, except percentages)	December 31, 2009			December 31, 2008
U.S. dollar-denominated long-term debt	US $	5,540		US $	5,940
Hedged with Derivatives	US $	5,540		US $	5,540
Hedged exchange rate		1.2043			1.2043
Percent hedged		100.0	%(1)		93.3%
Amount of long-term debt(2) at fixed rates:
Total long-term debt	Cdn $	9,307		Cdn $	8,383
Total long-term debt at fixed rates	Cdn $	9,307		Cdn $	7,798
Percent of long-term debt fixed		100.0%			93.0%
Weighted average interest rate on long-term debt		7.27%			7.29%
(1)
Pursuant to the requirements for hedge accounting under Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3865, Hedges, on December 31, 2009, RCI accounted for 93.5% of its Derivatives as hedges against designated U.S. dollar denominated debt. As a result, 93.7% of our U.S. dollar-denominated debt is hedged for accounting purposes versus 100% on an economic basis.

(2)	Long-term debt includes the effect of the Derivatives.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fair Value of Derivatives
In accordance with Canadian GAAP, we have recorded our Derivatives using an estimated credit-adjusted mark-to-market valuation which is determined by increasing the treasury-related discount rates used to calculate the risk-free estimated mark-to-market valuation by an estimated bond spread (“Bond Spread”) for the relevant term and counterparty for each derivative. In the case of

Derivatives accounted for as assets by Rogers (i.e. those Derivatives for which the counterparties owe Rogers), the Bond Spread for the bank counterparty was added to the risk-free discount rate to determine the estimated credit-adjusted value whereas, in the case of Derivatives accounted for as liabilities (i.e. those Derivatives for which Rogers owes the counterparties), Rogers’ Bond Spread was added to the risk-free discount rate. The estimated credit-adjusted values of the Derivatives are subject to changes in credit spreads of Rogers and its counterparties.

The effect of estimating the credit-adjusted fair value of Derivatives at December 31, 2009, versus the unadjusted risk-free mark-to-market value of Derivatives is illustrated in the table below. As at December 31, 2009, the credit-adjusted estimated net liability value of Rogers’ Derivatives portfolio was $1,002 million, which is $25 million less than the unadjusted risk-free mark-to-market net liability value.

	Derivatives in an	Derivatives in a	Net liability
(In millions of dollars)	asset position (A)	liability position (B)	position (A + B)
Mark-to-market value - risk-free analysis	$94	$(1,121)	$(1,027)
Mark-to-market value - credit-adjusted estimate (carrying value)	$82	$(1,084)	$(1,002)
Difference	$(12)	$37	$25

Long-Term Debt Plus Net Derivative Liabilities
The aggregate of our long-term debt plus net derivative liabilities at the mark-to-market values using risk-free analysis (“the risk-free analytical value”) is used by us and many analysts to most closely represent the Company’s net debt-related obligations for valuation purposes, and is calculated as follows:

(In millions of dollars)	December 31, 2009	December 31, 2008
Long-term debt(1)	$8,464	$8,507
Net derivative liabilities at the risk-free analytical value(1)	$1,027	$144
Total	$9,491	$8,651
(1) Includes current and long-term portions.

We believe that the non-GAAP financial measure of long-term debt plus net derivative liabilities (assets) at the risk-free analytical value provides the most relevant and practical measure of our outstanding net debt-related obligations. We use this non-GAAP measure internally to conduct valuation-related analysis and make capital structure related decisions and it is reviewed regularly by management. It is also useful to investors and analysts in enabling them to analyze the enterprise and equity value of the Company and to assess various leverage ratios as performance measures. This non-GAAP measure does not have a standardized meaning and should be viewed as a supplement to, and not a substitute for, our results of operations or financial position reported under Canadian and U.S. GAAP.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OUTSTANDING COMMON SHARE DATA
Set forth below is RCI’s outstanding common share data as at December 31, 2009 and at December 31, 2008. For additional information, refer to Note 18 to our 2009 Audited Consolidated Financial Statements.

	December 31, 2009	December 31, 2008
Common Shares(1)
Class A Voting	112,462,014	112,462,014
Class B Non-Voting(2)	479,948,041	523,429,539
Total Common Shares	592,410,055	635,891,553
Options to purchase Class B Non-Voting shares
Outstanding options	13,467,096	13,841,620
Outstanding options exercisable	8,149,361	9,228,740
(1)
Holders of RCI’s Class B Non-Voting shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or RCI’s constating documents that an offer be made for the outstanding Class B Non-Voting shares and there is no other protection available to shareholders under RCI’s constating documents. If an offer is made to purchase both Class A Voting shares and Class B Non-Voting shares, the offer for the Class A Voting shares may be made on different terms than the offer to the holders of Class B Non-Voting shares.

(2)
The outstanding Class B Non-Voting shares as at December 31, 2009 reflects the cancellation of an aggregate 1,051,000 shares purchased pursuant to the NCIB during the three months ended December 31, 2009 but which settled in early January 2010.

DIVIDENDS ON RCI EQUITY SECURITIES
Our dividend policy is reviewed periodically by the RCI Board of Directors (“the Board”). The declaration and payment of dividends are at the sole discretion of the Board and depend on, among other things, our financial condition, general business conditions, legal restrictions regarding the payment of dividends by us, some of which are referred to below, and other factors that the Board may at any point consider to be relevant. As a holding company with no direct operations, we rely on cash dividends and other payments from our subsidiaries and our own cash balances and debt to pay dividends to our shareholders. The ability of our subsidiaries to pay such amounts to us is subject to the various risks as outlined in this MD&A.

We declared and paid dividends on each of our outstanding Class A Voting and Class B Non-Voting shares, as follows:

			Dividend	Dividends paid
Declaration date	Record date	Payment date	per share	(In millions)
February 15, 2007	March 15, 2007	April 2, 2007	$0.040	$26
May 28, 2007	June 14, 2007	July 3, 2007	$0.125	$80
July 31, 2007	September 13, 2007	October 1, 2007	$0.125	$80
November 1, 2007	December 12, 2007	January 2, 2008	$0.125	$80
February 21, 2008	March 6, 2008	April 1, 2008	$0.25	$160
April 29, 2008	May 13, 2008	July 2, 2008	$0.25	$160
August 19, 2008	September 3, 2008	October 1, 2008	$0.25	$159
October 28, 2008	November 25, 2008	January 2, 2009	$0.25	$159
February 17, 2009	March 6, 2009	April 1, 2009	$0.29	$184
April 29, 2009	May 15, 2009	July 2, 2009	$0.29	$184
August 20, 2009	September 9, 2009	October 1, 2009	$0.29	$177
October 27, 2009	November 20, 2009	January 2, 2010	$0.29	$175

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In February 2010, the Board adopted a dividend policy which increased the annual dividend rate from $1.16 to $1.28 per Class A Voting and Class B Non-Voting share effective immediately to be paid in quarterly amounts of $0.32 per share. Such quarterly dividends are only payable as and when declared by our Board and there is no entitlement to any dividend prior thereto.

In addition, on February 17, 2010, the Board declared a quarterly dividend totalling $0.32 per share on each of its outstanding Class B Non-Voting shares and Class A Voting shares, such dividend to be paid on April 1, 2010, to shareholders of record on March 5, 2010, and is the first quarterly dividend to reflect the newly increased $1.28 per share annual dividend level.

In February 2009, the Board adopted a dividend policy which increased the annual dividend rate from $1.00 to $1.16 per Class A Voting and Class B Non-Voting share effective with the next quarterly dividend.

In January 2008, the Board approved an increase in the annual dividend from $0.50 to $1.00 per Class A Voting and Class B Non-Voting share effective with the next quarterly dividend.

In May 2007, the Board approved an increase in the annual dividend from $0.16 to $0.50 per share effective with the next quarterly dividend.

COMMITMENTS AND OTHER CONTRACTUAL OBLIGATIONS
Contractual Obligations
Our material obligations under firm contractual arrangements are summarized below at December 31, 2009. See also Notes 14, 15 and 23 to the 2009 Audited Consolidated Financial Statements.

Material Obligations Under Firm Contractual Arrangements

(In millions of dollars)	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
Long-term debt(1)	-	2,012	1,524	4,922	8,458
Derivative instruments(2)	-	503	282	69	854
Capital leases and other	1	-	-	-	1
Operating leases	156	225	143	78	602
Player contracts	91	62	54	11	218
Purchase obligations(3)	603	763	380	308	2,054
Pension obligation(4)	55	-	-	-	55
Other long-term liabilities	-	71	20	42	133
Total	906	3,636	2,403	5,430	12,375
(1)	Amounts reflect principal obligations due at maturity.
(2)	Amounts reflect net disbursements due at maturity.
(3)
Purchase obligations consist of agreements to purchase goods and services that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased, price provisions and timing of the transaction. In addition, we incur expenditures for other items that are volume-dependent.

(4)
Represents expected contributions to our pension plans in 2010. Contributions for the year ended December 31, 2011 and beyond cannot be reasonably estimated as they will depend on future economic conditions and may be impacted by future government legislation.

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OFF-BALANCE SHEET ARRANGEMENTS
Guarantees
As a regular part of our business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving business sale and business combination agreements, sales of services and purchases and development of assets. Due to the nature of these indemnifications, we are unable to make a reasonable estimate of the maximum potential amount we could be required to pay counterparties. Historically, we have not made any significant payment under these indemnifications or guarantees. Refer to Note 15(e)(ii) to the 2009 Audited Consolidated Financial Statements.

Derivative Instruments
As previously discussed, we use derivative instruments to manage our exposure to interest rate and foreign currency risks. We do not use derivative instruments for speculative purposes.

Operating Leases
We have entered into operating leases for the rental of premises, distribution facilities, equipment and microwave towers and other contracts. The effect of terminating any one lease agreement would not have an adverse effect on us as a whole. Refer to “Contractual Obligations” above and Note 23 to the 2009 Audited Consolidated Financial Statements.

4.   OPERATING ENVIRONMENT

Additional discussion of regulatory matters and recent developments specific to the Wireless, Cable and Media segments follows.

GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS
Substantially all of our business activities, except for Cable’s Rogers Retail segment and the non-broadcasting operations of Media, are subject to regulation by one or more of: the Canadian Federal Department of Industry, on behalf of the Minister of Industry (Canada) (collectively, “Industry Canada”), the CRTC under the Telecommunications Act (Canada) (the “Telecommunications Act”) and the CRTC under the Broadcasting Act (Canada) (the “Broadcasting Act”), and, accordingly, our results of operations are affected by changes in regulations and by the decisions of these regulators.

Canadian Radio-Television and Telecommunications Commission
Canadian broadcasting operations, including our cable television systems, radio and television stations, and specialty services are licenced (or operated pursuant to an exemption order) and regulated by the CRTC pursuant to the Broadcasting Act. Under the Broadcasting Act, the CRTC is responsible for regulating and supervising all aspects of the Canadian broadcasting system with a view to implementing certain broadcasting policy objectives enunciated in that Act.

The CRTC is also responsible under the Telecommunications Act for the regulation of telecommunications carriers, which includes the regulation of Wireless’ mobile voice and data operations and Cable’s Internet and telephone services. Under the Telecommunications Act, the CRTC has the power to forbear from regulating certain services or classes of services provided by individual carriers. If the CRTC finds that a service or class of services provided by a carrier is subject to a degree of competition that is sufficient to protect the interests of users, the CRTC is required to forbear from regulating those services unless such an order would be likely to unduly impair the establishment or continuance of a competitive market for those services. All of our Cable and telecommunications retail services have been deregulated and are not subject to price regulation. However, regulations can and do affect the terms and conditions under which we offer these services. Accordingly, any change in policy, regulations or interpretations could have a material adverse effect on Cable’s operations and financial condition and operating results.

Copyright Board of Canada
The Copyright Board of Canada (“Copyright Board”) is a regulatory body established pursuant to the Copyright Act (Canada) (the “Copyright Act”) to oversee the collective administration of copyright royalties in Canada and to establish the royalties payable for the use of certain copyrighted works. The Copyright Board is responsible for the review, consideration and approval of copyright tariff royalties payable to copyright collectives by Canadian broadcasting undertakings, including cable, radio, television and specialty services.

Industry Canada
The technical aspects of the operation of radio and television stations, the frequency-related operations of the cable television networks and the awarding and regulatory supervision of spectrum for cellular, messaging and other radio-telecommunications systems in Canada are subject to the licencing requirements and oversight of Industry Canada. Industry Canada may set technical standards for telecommunications under the Radiocommunication Act (Canada) (the “Radiocommunication Act”) and the Telecommunications Act.

Restrictions on Non-Canadian Ownership and Control
Non-Canadians are permitted to own and control directly or indirectly up to 33.3% of the voting shares and 33.3% of the votes of a holding company that has a subsidiary operating company licenced under the Broadcasting Act. In addition, up to 20% of the voting shares and 20% of the votes of the operating licencee company may be owned and controlled directly or indirectly by non-Canadians. The chief executive officer and 80% of the members of the Board of Directors of the operating licencee must be resident Canadians. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding-company or licencee-company level. Neither the Canadian carrier nor its parent may be otherwise controlled in fact by non-Canadians. Subject to appeal to the federal Cabinet, the CRTC has the jurisdiction to determine as a question of fact whether a given licencee is controlled by non-Canadians.

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Pursuant to the Telecommunications Act and associated regulations, the same rules apply to Canadian carriers such as Wireless, except that there is no requirement that the chief executive officer be a resident Canadian. The same restrictions are contained in the Radiocommunication Act and associated regulations.

In July 2007, the federal government appointed the Competition Policy Review Panel. Among other things, this panel examined foreign ownership rules in Canada’s communications sector and in June 2008 issued its report. While this panel and its report have no force of law, the report recommended that non-Canadians be permitted to start new telecommunications carriers in Canada and to purchase existing carriers which have less than 10% of the Canadian telecommunications market. The report further recommends that after five years, following a review of broadcasting and cultural policies including foreign investment, telecommunications and broadcasting foreign ownership restrictions should be liberalized in a manner that is competitively neutral for telecommunications and broadcasting companies. There is no certainty of implementation. Similar recommendations have been made as a result of previous studies over the past several years which did not result in any changes by government.

Policy Direction to the CRTC on Telecommunications
In December 2006, the Minister of Industry issued a Policy Direction on Telecommunications to the CRTC under the Telecommunications Act. The Direction instructs the CRTC to rely on market forces to the maximum extent feasible under the Telecommunications Act and regulate, if needed, in a manner that interferes with market forces to the minimum extent necessary.

Proposed Legislation
The House of Commons was prorogued on December 30, 2009 which means all Government legislation currently on the Order Paper dies. It does not impact Private Members Bills. However, as was the case in the last two prorogations, it is possible to return legislation to the Commons at the stage at which it was last debated with all party consent. The House of Commons is scheduled to re-open on March 3, 2010.

Prior to prorogation, Bill C-27, An Act to promote the efficiency and adaptability of the Canadian economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio-television and Telecommunications Commission Act, the Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act (Anti-Spam Act), passed second reading in the Senate and was referred to the Senate Standing Committee on Transportation and Communications.

This Bill prohibits the sending of commercial electronic messages without the prior consent of the recipient and provides rules governing the sending of those types of messages, including a mechanism for the withdrawal of consent. It also prohibits other practices relating to the alteration of data transmissions and the unauthorized installation of computer programs. In addition, that Act provides for the imposition of administrative monetary penalties by the CRTC, after taking into account specified factors. It also provides for a private right of action that enables a person affected by an act or omission that constitutes a contravention under that Act to obtain an amount equal to the actual amount of the loss or damage suffered, or expenses incurred, and statutory damages for the contravention.

Bill C-46, An Act to amend the Criminal Code, the Competition Act and the Mutual Legal Assistance in Criminal Matters Act (Investigative Powers for the 21st Century Act), passed second reading and had been referred to the House of Commons Standing Committee on Public Safety and National Security.

This Bill amends the Criminal Code to add new investigative powers in relation to computer crime and the use of new technologies in the commission of crimes. It provides, among other things, the power to make preservation demands/orders to compel the preservation of electronic evidence; new production orders to compel the production of data relating to the transmission of communications and the location of transactions, individuals or things; a warrant to obtain transmission data that will extend to all means of telecommunication the investigative powers that are currently restricted to data associated with telephones; and warrants that will enable the tracking of transactions, individuals and things and that are subject to legal thresholds appropriate to the interests at stake.

It also amends offences in the Criminal Code relating to hate propaganda and its communication over the Internet, false information, indecent communications, harassing communications, devices used to obtain telecommunication services without payment and devices used to obtain the unauthorized use of computer systems or to commit mischief. It also creates an offence of agreeing or arranging with another person by a means of telecommunication to commit a sexual offence against a child.

A private members bill, Bill C-555, An Act to Provide Clarity and Fairness in the Provision of Telecommunications Services in Canada, was re-introduced in the House of Commons on October 29, 2009. If passed, the bill would require the Minister of Industry to amend the licence conditions of PCS and cellular spectrum licences to prohibit carriers from charging additional fees or charges that are not part of the subscriber’s monthly fee or monthly rate plan. The bill would also require the CRTC to inquire into, and make a report on, a wide range of issues including billing, cell phone locking, information regarding network speeds and limitations, network management practices and the Commissioner for Complaints for Telecommunications Services.

Amendments to the Quebec Consumer Protection Act were passed in December 2009 to introduce new provisions applicable to sequential performance contracts provided at a distance, including wireless, wireline and Internet service contracts. These amendments include new rules on the content of such contracts, the determination of the early cancellation fees that can be charged to customers, the use of security deposits and on the cancellation and renewal rights of the consumers. The amendments also introduce new provisions on the sale of prepaid cards and the disclosure of the costs of the services and products they advertise. The Amendments will come into force no later than June 30, 2010.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

WIRELESS REGULATION AND REGULATORY DEVELOPMENTS
Consultation on the Renewal of Cellular and Personal Communications Services (“PCS”) Spectrum Licences
In March 2009, Industry Canada initiated a public consultation to discuss the renewal of cellular and PCS licences that were granted through any competitive process. Most of Rogers’ cellular licences expire on March 31, 2011 with the PCS auction licences expiring June 2011. The decisions made as a result of this consultation will apply to cellular and PCS licences granted by any competitive process, including auctions. Industry Canada received extensive comments on its proposal to renew licences and the licence conditions that would apply to new and renewed cellular and PCS licences, including issues such as licence terms, renewals, extent of deployment and research and development. No policy has been released to date, although a decision is expected before the end of 2010.

Industry Canada also announced in March 2009 that it would undertake a formal study to assess the current market value of the above noted spectrum licences with a separate consultation seeking comments on a proposed fee. This consultation is expected to begin in the first quarter of 2010. This review excludes the spectrum recently acquired through the AWS auction.

In addition, Industry Canada in response to a further consultation initiated in April 2009 received comments on auction processes going forward. There is considerable overlap with the renewal consultation concerning issues such as research and development and licence terms. Again, no policy has been released to date.

Consultation on Transition to Broadband Radio Service (“BRS”) in the Band 2500-2696 MHz
In March 2009, Industry Canada announced a new consultation process to address issues related to the transition to BRS licencing in this band and the establishment of a firm transition date to allow for nation-wide implementation of a new band plan and mobile services. Industry Canada also announced that it will conduct a stakeholder proposal development process with existing licencees to identify band plan proposals that will be the subject of a future consultation. The future consultation will also consider the policy and licencing frameworks for the auction of available spectrum in this band.

Advanced Wireless Services (“AWS”) Auction, Roaming and Tower/Site Policy
In November 2007, Industry Canada released its policy framework for the AWS auction in a document entitled Policy Framework for the Auction for Spectrum Licences for Advanced Wireless Services and other Spectrum in the 2 GHz Range. Of the 90 MHz of available AWS spectrum, 40 MHz were set aside for new entrants.

The policy further prescribed that all carriers are allowed to roam on the networks of other carriers outside of their licenced territories at commercial rates. New entrants are able to roam at commercial rates on the networks of incumbent carriers for five years within their licenced territories and for 10 years nationally. National new entrant licencees will be entitled to five years of roaming and a further five years if they comply with specified rollout requirements. Roaming privileges enable new entrants to potentially enter the market on a broader geographic scale more quickly.

New entrants are defined as carriers with less than 10% of Canada’s wireless revenue. Roaming is to be provided at commercial rates. In the event that the parties cannot agree, the rates and other terms will be settled by an arbitrator. Industry Canada expects that roaming will be offered at commercial rates that are reasonably comparable to rates that are currently charged to others for similar services. Industry Canada also mandated antenna tower and site sharing for all holders of spectrum licences, radio licences and broadcasting certificates. All of these entities must share towers and antenna sites where technically feasible at commercial rates. Where parties cannot agree on terms, the terms will be set by arbitration. It is expected that site-sharing arrangements would be offered at commercial rates that are reasonably comparable to rates currently charged to others for similar access.

In February 2008, Industry Canada issued Responses to Questions for Clarification on the AWS Policy and Licencing Frameworks, which answered questions about the AWS spectrum auction and about tower sharing and roaming obligations of licencees. This was followed in February 2008 by revised conditions of licence which imposed those obligations on wireless carriers. The documents clarified that roaming must provide connectivity for digital voice and data services regardless of the spectrum band or underlying technology used. The policy does not require a host network carrier to provide a roamer with a service which that carrier does not provide to its own subscribers, nor to provide a roamer with a service, or level of service, which the roamer’s network carrier does not provide. The policy also does not require seamless communications hand-off between home and host networks.

The Auction commenced on May 27, 2008 and concluded on July 21, 2008. Rogers was the only party to successfully obtain 20 MHz of AWS spectrum nationally and received its licences on December 22, 2008. Significant quantities of spectrum were acquired by existing wireless companies, Bell Canada, TELUS, MTS Allstream and SaskTel and by entrants, Bragg Communications Inc., DAVE Wireless Inc., Globalive Wireless Management Corp., Public Mobile Inc., Quebecor Media Inc. and Shaw Communications Inc. See also the section entitled “Wireless Competition”.

Inukshuk Joint Venture
In March 2006, Industry Canada approved the transfer of Wireless’ Inukshuk licence to Inukshuk Wireless Partnership, a Rogers-Bell joint venture. New licence terms were also issued. These licence terms required Inukshuk to return spectrum that it is not using as of December 31, 2009. At the same time as the licence was issued, Industry Canada issued their new policy on the 2.5 GHz spectrum used by Inukshuk. The policy confirmed that the spectrum was currently only to be used for fixed services (which, in Canada, includes portable services). Companies that wished to have a mobile licence for this spectrum would be required to apply for a mobile licence and required to return one-third of the spectrum to the government. The returned spectrum would be auctioned. There was no assurance that Wireless or any other incumbent licencee would be allowed to purchase the spectrum at an auction. In August 2009, Rogers received a mobile licence for this spectrum from Industry Canada and returned one-third of the spectrum. The previous licence term that required Inukshuk to return spectrum not being used as of December 31, 2009 was eliminated. See also “Consultation on Transition to Broadband Radio Service (“BRS”) in the Band 2500-2696 MHz” above.

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Wireless Enhanced E9-1-1 Service
In February 2009, the CRTC released Telecom Regulatory Policy CRTC 2009-40 issuing a directive to the wireless industry to complete the deployment of wireless Phase II enhanced E9-1-1 service in Canada by February 2010. Phase II allows wireless carriers to send more accurate location information with each 9-1-1 call. We have rolled out the necessary technologies to meet this requirement and have met the CRTC deadline in those areas where the Public Safety Answering Points (“PSAP”) are ready and equipped to receive the location-based information. Wireless service providers must inform their customers of the availability, characteristics and limitations of their enhanced 9-1-1 services before they are implemented, and reiterate them on an annual basis thereafter. Rogers provided this information on customer bills in the fall of 2009.

Basic Telecommunications Services and Other Matters Proceeding
In January 2010 in Telecom Notice of Consultation CRTC 2010-43, the Commission initiated a proceeding to re-examine the appropriateness of the existing forbearance framework for mobile wireless data services. The proceeding will include a public consultation, which will begin on October 25, 2010. See also “Basic Telecommunications Services and Other Matters Proceeding” under “Cable Regulation and Regulatory Developments” below.

CABLE REGULATION AND REGULATORY DEVELOPMENTS
Part II Fees
The CRTC collects two different types of fees from broadcast licencees, including Cable and Media, which are known as Part I and Part II fees. In 2003 and 2004, lawsuits were commenced in the Federal Court alleging that the Part II licence fees are taxes rather than fees and that the regulations authorizing them are unlawful. On December 14, 2006, the Federal Court ruled that the CRTC did not have the jurisdiction to charge Part II fees. On October 15, 2007, the CRTC sent a letter to all broadcast licencees stating that the CRTC would not collect Part II fees due in November, 2007. Both the Crown and the applicants appealed this case to the Federal Court of Appeal. On April 28, 2008, the Federal Court of Appeal overturned the Federal Court and ruled that Part II fees are valid regulatory charges. Leave to appeal the April 28, 2008 Federal Court of Appeal decision was granted by the Supreme Court on December 18, 2008. On October 7, 2009, the Minister of Canadian Heritage and Official Languages, announced that a settlement had been reached between the Government of Canada and members of the broadcasting industry. Under the terms of the settlement, the government agreed to forgive the amounts otherwise owing to it from the industry under the Part II fee regime in November 2007, 2008 and 2009. The industry had been accruing for these amounts but had not yet paid them given the CRTC’s October 15, 2007 letter to all broadcast licencees stating it would not collect these fees until there was a final decision in the Part II fee litigation. Industry-wide, this amounts to approximately $450 million. In exchange, the Canadian Association of Broadcasters agreed to discontinue its court action against the Government of Canada. On a going forward basis, the Government of Canada agreed to recommend to the CRTC that it amend the Part II fee regulation in order to cap the annual fee at $100 million per year (with indexed CPI increases annually) commencing in November 2010. Each broadcasting licencee will pay its share of the capped fee based on its percentage of revenue share across all broadcasting licencees.

In December 2009, the CRTC initiated the required process to amend the regulation to act according to the Government’s recommendation in a timely manner (Broadcasting Notice of Consultation 2009-797).

As a result, during the fourth quarter of 2009, Cable and Media recorded recoveries in operating, general and administrative expenses of approximately $60 million and $19 million, respectively, for CRTC Part II fees covering periods from September 1, 2006 to August 31, 2009. For the year ended December 31, 2009, Cable and Media recorded recoveries in operating, general and administrative expenses of approximately $46 million and $15 million, respectively, for the reversal of Part II fees for the period from September 1, 2006 to December 31, 2008. The remaining $18 million was related to the period from January 1, 2009 to August 31, 2009, and has been recorded as a credit within adjusted operating profit. We continue to record these fees at a new rate equal to approximately two-thirds the old rate on a prospective basis in operating, general and administrative expenses.

New Media Proceeding
In June 2009, the CRTC released its decision on its new media proceeding. It decided to maintain the New Media Exemption Order which exempts all broadcasting content on the Internet from regulation thereby continuing to exempt new media broadcasting undertakings from licencing. However, the CRTC ordered new media broadcasting undertakings (primarily websites tied to linear broadcast channels) to file annual reports on their revenues and expenses for the purpose of monitoring the growth of this activity.

The CRTC also rejected the notion of a tax on ISP revenues to fund Canadian ‘webisodes’. Based on conflicting legal opinions filed in the proceeding, the decision determined that the CRTC would refer to the Federal Court the question of whether an ISP, when it distributes broadcasting, is subject to the Broadcasting Act. The referral to the Court has been made and a decision is expected in 2010.

Review of Broadcasting Regulations including Fee-for-Carriage and Distant Signal Fees
In October 2008, the CRTC released its Decision on the Review of Broadcasting Regulations proceeding initiated by Broadcasting Notice of Public Hearing 2007-10. The CRTC issued new policy frameworks for cable and satellite companies and pay and specialty services aimed at streamlining existing packaging rules and relaxing genre protection rules for news and sports services. Most of its proposed changes do not take effect until August 31, 2011. The CRTC again rejected fee-for-carriage for local broadcasters. However, it decided to levy a new 1% tax on cable and DTH revenues (starting in September 2009) to fund local TV programming, the Local Programming Improvement Fund (“LPIF”). It will also allow broadcasters to negotiate payments with cable and satellite companies for carriage of distant signals. It also announced further proceedings regarding advertising on local commercial availabilities and VOD.

In a follow-up proceeding in late April, 2009, the CRTC held a hearing to consider whether private Canadian OTA Broadcasters (CTV, Global, Citytv and OMNI) should be relieved of any of their local or priority programming obligations over the 2009/10 broadcast year.

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It also considered whether it should impose a one-on-one spending ratio on Canadian versus U.S. programming and whether it should increase the Broadcasting Distribution Undertaking (“BDU”) contribution to the LPIF from the already-decided 1% level, effective September 2009.

In a May 15, 2009 decision, the CRTC renewed Media’s Citytv licences for one year (expiring August 31, 2010) and Media’s OMNI TV’s licences for six years (expiring August 31, 2015), the latter of which was requested by Rogers Media. It rejected applying a spending ratio on Canadian versus U.S. programming for the 2009 and 2010 broadcast year.

In a July 6, 2009 decision on the other matters in the proceeding, the CRTC further decided to raise the LPIF contribution to 1.5% from 1% for the 2009 and 2010 broadcast year. The Commission also reversed its position on fee-for-carriage stating that it was “now of the view that a negotiated solution for compensation for the free market value of local conventional television signals is also appropriate” and announced a new proceeding with an oral hearing in the fall of 2009. The Commission noted that in the new proceeding it would consider imposing a requirement on BDUs to negotiate Fee-for-Carriage (“FFC”) with the broadcasters using arbitration for settlement if a fee could not be successfully negotiated. The proceeding would consider tying a BDU’s continued carriage of the U.S. network signals (CBS, NBC, Fox, ABC and PBS) to a successfully negotiated fee. The proceeding would also establish the framework for a group-based licence renewal proceeding in 2010 which will consider group-based expenditures and exhibition requirements for Canadian content and the digital transition.

On August 11, 2009, the Commission rescheduled the Oral Hearing from September 29 to November 16, 2009. Where the Commission had stated in its July 6, 2009 notice that it is of the view that compensation for local conventional television signals is appropriate, in the August 11, 2009 notice, the Commission stated that “the Commission will proceed with an examination de novo of the question of whether or not the Commission should put in place a regime for the establishment of fair value for local conventional television signals”. On September 17, 2009, the Government of Canada issued an Order-in-Council through the Minister of Canadian Heritage and Official Languages requesting the CRTC to hold hearings and provide the government with “a report on the implications of implementing a compensation regime for the value of local television signals, more commonly known as fee-for-carriage.” In response to this order, the Commission scheduled another public process with an Oral Hearing commencing December 7, 2009, to seek wide input on a number of items identified in the Order-in-Council relevant to FFC. The two oral hearings were completed and the report to the government and any decisions on these matters is expected before the end of the first quarter of 2010.

Copyright Legislation
The federal government introduced amendments to the Canadian copyright legislation in the House of Commons in June 2008. The Bill would have required Internet service providers (“ISPs”) to use a “notice and notice” regime whereby notices would have been sent to the ISPs alleging copyright infringement. The ISP would then forward these notices to its customers. This would have been similar to the procedure currently used by us and therefore would not have imposed any new costs. The copyright legislation would also have legalized forms of copying currently used by Cable’s customers, but would not have permitted cable operators to use network PVR technology. Since an election was called in September 2008, this Bill did not proceed. Although the federal Government pledged to reintroduce similar legislation, no proposed legislation was introduced in 2009.

Internet Traffic Management
In October 2009, the CRTC issued Telecom Decision 2009-657 on Internet traffic management practices for both wholesale and retail Internet services. The decision permitted the application of network traffic management practices with respect to Internet access services so long as they do not result in unjust discrimination or undue preference. A framework was established to address specific complaints of discrimination and preference. In response to a complaint, ISPs will be required to show that they are not favouring their own content and applications. The decision requires ISPs to disclose their traffic management practices on their websites including the speed to which peer-to-peer traffic is slowed. We believe that this decision does not require changes to our current traffic management practices.

Essential Facilities
In January 2009, in response to a review application, the CRTC did amended its Essential Services Decision (CRTC 2008-17) in order to permit negotiated agreements for certain services. The amendment provides the incumbent local telephone companies with additional pricing flexibility.

Parliamentary Committee on Canadian Heritage Hearings on Conventional Television
In March 2009, the House of Commons Standing Committee on Canadian Heritage initiated a study including hearings on the future of television in Canada and the impact of current economic conditions on local programming. The issue of FFC for local broadcasters was an identified topic in the study.

In June 2009, the House of Commons Standing Committee on Canadian Heritage released its report. The report did not contain a recommendation on FFC but did recommend that the LPIF go from 1% to 2.5% with 1% dedicated to the CBC/Radio Canada. It also recommended the elimination of CRTC Part II broadcasting fees. The government members on the Committee filed a dissenting opinion in which they recommended rejecting FFC in any form, whether through a CRTC-imposed fee or a CRTC-imposed negotiation with arbitration. The report also recommended that broadcasters be permitted to engage in pharmaceutical advertising, which is currently prohibited. The Minister of Canadian Heritage and Official Languages formally responded to the Report in October and identified the current process of updating the Copyright Act and the Order-in-Council requesting a report from the CRTC on the implications of FCC as the focus of the government’s ongoing initiatives regarding the future of television and local programming in Canada.

Third Party ISP Access to Cable Plant
In a broad proceeding addressing Internet wholesale services for both ILECs and cable companies initiated by Telecom Notice of

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Consultation 2009-261 issued in March 2009, the CRTC is examining requests from ISPs that the cable industry should be mandated to extend its current regulated Third Party Internet Access service to provide dedicated channels to third parties. An Oral Hearing is scheduled to begin on May 31, 2010.

Basic Telecommunications Services and Other Matters Proceeding
In January 2010 in Telecom Notice of Consultation CRTC 2010-43, the Commission initiated a proceeding to review issues associated with access to basic telecommunications services, including the obligation to serve, the basic service objective, and local service subsidy. This proceeding will also re-examine the local competition and wireless number portability frameworks in the territories of the small incumbent local exchange carriers. In addition, the Commission will re-examine the appropriateness of the existing forbearance framework for mobile wireless data services. The proceeding will include a public consultation, which will begin on October 25, 2010.

MEDIA REGULATION AND REGULATORY DEVELOPMENTS
Commercial Radio Copyright Tariffs
In February 2008, the Copyright Board reaffirmed the rates it set in 2005 for fees payable to the Society of Composers, Authors and Music Publishers of Canada (“SOCAN”) and Neighbouring Rights Collective of Canada (“NRCC”) for use of music from 2003 to 2007. In its reaffirmation of the SOCAN-NRCC decision, the Copyright Board also granted the Canadian Association of Broadcasters’ (“CAB”) request for a consolidated tariff proceeding. The CAB hopes to persuade the Copyright Board to set an overall valuation for the use of music by commercial radio, which would then be divided amongst the collectives.

The consolidated radio tariff proceeding was held in December 2008, with the Copyright Board considering tariff proposals filed by music collectives: SOCAN, NRCC, CSI, AVLA/SOPROQ, and ArtistI. The CAB is representing radio broadcasters and will argue for an “all-in broadcaster tariff” that, if achieved, will effectively rationalize payments and reduce the impact of the collectives’ multiple tariff demands. The CAB is arguing that from a pure economic standpoint, the combined rate should be 2.8% for all tariffs. In the alternative “multiple tariff” approach, the maximum combined rate should be 5.96%. With respect to talk-based radio stations, the CAB is arguing that the existing 20% “low music rate” should continue, and a “very low music rate” for stations at or below 5% music use (exclusive of production music) should be set at a “double discount”. A decision is anticipated in 2010.

New Media Proceeding
As noted above under Cable, on June 4, 2009, the CRTC released its decision on its new media proceeding. It decided to maintain the New Media Exemption Order which exempts all broadcasting content on the Internet from regulation thereby continuing to exempt new media broadcasting undertakings from licencing. However, the CRTC indicated it will require new media broadcasting undertakings (primarily websites tied to linear broadcast channels) to file annual reports on their revenues and expenses for the purpose of monitoring the growth of this activity. This requirement has not yet come into effect.

Review of Broadcasting Regulations
Rogers’ over-the-air television stations will have limited access to the CRTC’s LPIF described above as our stations operate primarily in large urban markets with the exception of Citytv Winnipeg, which received LPIF funding in 2009. Citytv and OMNI to a lesser extent, post-August 31, 2011, will be able to negotiate payments with cable and satellite companies for carriage of their signals into distant markets.

Licence Renewals
In February 2009, the CRTC announced that it intended to issue one-year licence renewals for all private conventional television stations. In a May 15, 2009 decision, the CRTC renewed Citytv licences for one year (expiring August 31, 2010) and OMNI TV’s licences for six years (expiring August 31, 2015), the latter of which was requested by Rogers Media. The CRTC will consider group-based (conventional and discretionary specialty) licence renewals in the spring of 2010. The Rogers group would include the Citytv and OMNI conventional television stations and the specialty services Rogers Sportsnet, G4TechTV Canada, OLN and The Biography Channel Canada.

COMPETITION IN OUR BUSINESSES
We currently face significant competition in each of our primary wireless, cable and media businesses from entities providing substantially similar services. Each of our segments also faces competition from entities utilizing alternative communications and transmission technologies and may face competition from other technologies being developed or to be developed in the future. Below is a discussion of the specific competition facing each of our Wireless, Cable and Media businesses.

Wireless Competition
At December 31, 2009, the highly-competitive Canadian wireless industry had approximately 23 million subscribers. Competition for wireless subscribers is based on price, scope of services, service coverage, quality of service, sophistication of wireless technology, breadth of distribution, selection of devices, brand and marketing. Wireless also competes with its rivals for dealers and retail distribution outlets.

In the wireless voice and data market, Wireless competes primarily with two other national wireless service providers and two large regional players, resellers such as Primus, Vidéotron, impending new entrants described further below and other emerging providers using alternative wireless technologies, such as WiFi “hotspots”. Wireless messaging (or one-way paging) also competes with a number of local and national paging providers and potential users of wireless voice and data systems may find their communications needs satisfied by other current or development technologies, such as WiFi “hotspots” or trunk radio systems, which have the technical capability to handle mobile telephone calls.

Industry Canada’s auction for AWS spectrum concluded on July 21, 2008. Each of the three large incumbent national wireless operators, Rogers, Bell Canada and TELUS, acquired spectrum licences of varying sizes and in varying markets across Canada. Rogers acquired 20 MHz of spectrum across the country, while Bell Canada and TELUS each acquired a mix of 10 MHz and 20 MHz spectrum licences across the country with the exception of Bell Canada in the Eastern Townships, Quebec licence territory, where Bell did not obtain spectrum. The regional players, MTS Allstream Inc., and

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Saskatchewan Telecommunications Holding Corporation, acquired spectrum only in Manitoba and Saskatchewan, respectively.

Through the auction, six new entrants acquired substantial regional holdings of AWS spectrum, and several much smaller companies acquired small amounts of spectrum in generally rural locations. As per the “Advanced Wireless Services (“AWS”) Auction, Roaming and Tower/Site Policy” (described above), Rogers has entered into roaming agreements with a number of new entrants at commercially negotiated rates. Consistent with the Policy, Rogers has also reached commercial agreements for antenna tower and site sharing with several new entrants. Roaming and tower antenna and site sharing will enable new entrants to expand their service coverage quickly. Currently, no single potential new entrant has acquired spectrum sufficient to become a national licencee as defined by Industry Canada to qualify for mandated roaming on a national basis for 10 years. See above under “Wireless Regulation and Regulatory Developments” regarding Advanced Wireless Services (“AWS”) Auction, Roaming and Tower/Site Policy.

Globalive Wireless Management Corp. under the brand name, WIND, launched service in December 2009 in Toronto and Calgary with announced expansion to Vancouver, Ottawa and Edmonton in early 2010. Quebecor Media Inc. has announced its intentions to launch service in Quebec by the summer of 2010. Public Mobile Canada Inc. has indicated that it expects to launch service in mid-2010 in Ontario and Quebec. DAVE Wireless Inc., under the brand name Mobilicity, has announced plans to launch in Toronto in Spring 2010 and to launch in Vancouver, Ottawa, Calgary and Edmonton later in 2010. In January 2010, Shaw Communications Inc. announced that it was taking initial steps to commence wireless activities, with build-out planned over the next several years. Bragg Communications Inc. has made no announcements. New entrants could also partner with one another or other competitors providing greater competition to Wireless in more than one region or on a national scale.

In November 2009, Bell Canada and TELUS each launched service over their joint HSPA networks, overlaid on their code division multiple access/evolution data optimized (“CDMA/EVDO”) based wireless networks. Until this time, Rogers Wireless was the only carrier in Canada operating on the world standard GSM/GPRS/ EDGE/HSPA technology. The Bell and TELUS HSPA launches enable these companies to provide a wider selection of wireless devices, and to compete for HSPA roaming revenues which are expected to grow over time as HSPA becomes more widely deployed around the world, both of which will increase competition at Wireless.

Cable Competition
Canadian cable television systems generally face competition from several alternative Canadian multi-channel broadcasting distribution undertakings (including Bell TV and Star Choice satellite services and telephone company IP TV services), satellite master antenna television, and multi-channel, multi-point wireless distribution systems, as well as from the direct reception by antenna of over-the-air local and regional broadcast television signals. They also face competition from illegal reception of U.S. direct broadcast satellite services. In addition and importantly, the availability of television shows and movies streaming over the Internet has become a direct competitor to Canadian cable television systems.

Cable’s Internet access services compete generally with a number of other Internet Service Providers (“ISPs”) offering competing residential and commercial dial-up and high-speed Internet access services. Rogers Hi-Speed Internet services, where available, compete directly with Bell’s DSL Internet service in the Internet market in Ontario, with the DSL Internet services of Bell Aliant in New Brunswick and Newfoundland and Labrador, and various DSL resellers in local markets.

Cable’s Home Phone services compete with Bell’s wireline phone service in Ontario and with Bell Aliant’s wireline phone service in New Brunswick and Newfoundland and Labrador. In addition, Rogers Home Phone service competes with ILEC local loop resellers (such as Primus) as well as VoIP service providers (such as Vonage and Primus) riding over the services of ISPs.

Rogers Retail competes with other wireless dealers and DVD and video game sales and rental store chains, as well as individually owned and operated outlets and, more recently, on-line-based subscription rental services and illegally downloaded content as well as distributors of copied DVDs. Competition is principally based on location, price and availability of titles.

One of the biggest forces of change in the telecommunications industry is substitution of the traditional wireline video, voice and data services by new technologies. Internet delivery is increasingly becoming a direct threat to voice and video service delivery. Younger generations increasingly use the Internet as a substitute for traditional wireline telephone and television services. The use of mobile phones among younger generations has resulted in some abandonment of wireline telephone service. Wireless-only households are increasing although the vast majority of homes today continue to use standard home telephone service. In addition, wireless Internet service is increasing in popularity.

Media Competition
Rogers’ radio stations compete with the other stations in their respective markets as well as with other media, such as newspapers, magazines, television, outdoor advertising and the Internet. Competition within the radio broadcasting industry occurs primarily in individual market areas, amongst individual stations. On a national level, Media’s radio division competes generally with other larger radio operators, which own and operate radio station clusters in markets across Canada. Additionally, over the past several years the CRTC has granted additional licences in various markets for the development of new radio stations, which in turn provide additional competition to the established stations in the respective markets. Two licenced satellite subscription-based radio services also provide competition to Media’s radio stations. New technologies, such as on-line web information services, music downloading, MP3 players and on-line music streaming services, provide competition for radio stations’ audience share.

The Shopping Channel competes with various retail stores, catalogue retailers, Internet retailers and direct mail retailers for sales of its products. On a broadcasting level, The Shopping Channel competes with other television channels for channel placement, viewer attention and loyalty, and particularly with infomercials selling products on television.

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The Canadian magazine industry is highly-competitive, competing for both readers and advertisers. This competition comes from other Canadian magazines and from foreign, mostly U.S., titles that sell in significant quantities in Canada. On-line information and entertainment websites compete with the Canadian magazine publications for readership and revenue.

Rogers’ conventional television and specialty services compete principally for viewers and advertisers with other Canadian television stations that broadcast in their local markets, specialty channels and increasingly with other distant Canadian signals and U.S. border stations given the time-shifting capacity available to digital subscribers. Internet information and entertainment and video downloading also represent competition for share of viewership.

Sports Entertainment competes principally for audiences with other Major League Baseball teams and other professional sports, while Rogers Centre competes with other local sporting and special event venues.

RISKS AND UNCERTAINTIES AFFECTING OUR BUSINESSES
Our business is subject to risks and uncertainties that could result in a material adverse effect on our business and financial results. The strategies to mitigate risks are the responsibility of many levels of the organization to ensure that an appropriate balance is maintained between seizing new opportunities and managing risk. Our culture and policies support the requirement for risk management.

Our Board is responsible, in its governance role, for overseeing management in its responsibility for identifying the principal risks of our businesses and the implementation of appropriate risk assessment systems to manage these risks. The Audit Committee supports the Board through its responsibility to discuss policies with respect to risk assessment and risk management. In addition, it is responsible for assisting the Board in the oversight of compliance with legal and regulatory requirements. The Audit Committee also reviews with senior management the adequacy of the internal controls that we have adopted to safeguard assets from loss and unauthorized use, to prevent, deter and detect fraud, and to verify the accuracy of the financial records and review any special audit steps adopted in light of material weaknesses or significant deficiencies.

Our Internal Audit group supports the Audit Committee and the Board’s responsibility for risk by facilitating regular enterprise wide risk assessments as a part of the annual business planning process. The risk assessments are conducted on a business unit level and thereafter summarized and agreed upon at the senior management level. A fraud risk assessment is also carried out to identify those areas in which significant financial statement fraud could occur and ensure that any identified fraud risks of this nature are mitigated by documented and verified controls.

In 2009 we established an Enterprise Risk Management (“ERM”) group to develop a holistic ERM program. While the ERM group will bring a consistent and measurable approach to risk management, we will also continue to rely on the expertise of our management and employees to identify risks and opportunities as well as implement mitigation strategies.

A discussion of the risks and uncertainties to us and our subsidiaries, as well as a discussion of the specific risks and uncertainties associated with each of our businesses, is presented below.

RISKS AND UNCERTAINTIES APPLICABLE TO RCI AND OUR SUBSIDIARIES
We Face Substantial Competition.
The competition facing our businesses is described in the section of this MD&A entitled “Competition in our Businesses”. There can be no assurance that our current or future competitors will not provide services superior to those we provide, or at lower prices, adapt more quickly to evolving industry trends or changing market requirements, enter the market in which we operate, or introduce competing services. Any of these factors could reduce our market share or decrease our revenue or increase churn. Wireless anticipates some ongoing re-pricing of the existing subscriber base as lower pricing offered to attract new customers is extended to or requested by existing customers. In addition, as wireless penetration of the population deepens, new wireless customers may generate lower average monthly revenues than those generated from existing customers, which could slow revenue growth.

In addition, the CRTC Broadcasting Distribution Regulations do not allow Cable or its competitors to obtain exclusive contracts in buildings where it is technically feasible to install two or more systems.

We Are Controlled by One Shareholder.
Prior to his death in December 2008, Edward S. “Ted” Rogers controlled RCI through his ownership of voting shares of a private holding company. Under his estate arrangements, the voting shares of that company, and consequently voting control of RCI and its subsidiaries, passed to the Rogers Control Trust, a trust of which the trust company subsidiary of a Canadian chartered bank is trustee and members of the family of the late Mr. Rogers are beneficiaries. As of December 31, 2009, private Rogers family holding companies controlled by the Rogers Control Trust together owned approximately 90.9% of the outstanding RCI Class A Shares, which class is the only class of issued shares carrying the right to vote in all circumstances, and approximately 7.5% of the RCI Class B Voting Shares. Accordingly, the Rogers Control Trust is able to elect all of our Board of Directors and to control the vote on matters submitted to a vote of our shareholders. See “Outstanding Shares and Main Shareholder” in RCI’s Information Circular.

The Rogers Control Trust holds voting control of the Rogers group of companies for the benefit of successive generations of the Rogers family and deals with RCI on the company’s long-term strategy and direction.

The Rogers Control Trust satisfies the Canadian ownership and control requirements that apply to RCI and its regulated subsidiaries, and RCI made all necessary filings relating to the Trust with the relevant Canadian regulatory authorities in January 2009.

Our Holding Company Structure May Limit Our Ability to Meet Our Financial Obligations.
As a holding company, our ability to meet our financial obligations is dependent primarily upon the receipt of interest and principal payments on intercompany advances, rental payments, cash

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dividends and other payments from our subsidiaries together with proceeds raised by us through the issuance of equity and debt and from the sale of assets.

Substantially all of our business activities are operated by our subsidiaries, other than certain centralized functions, such as payables, remittance processing, call centres, real estate, and certain shared information technology functions. All of our subsidiaries are distinct legal entities and have no obligation, contingent or otherwise, to make funds available to us whether by dividends, interest payments, loans, advances or other payments, subject to payment arrangements on intercompany advances. In addition, the payment of dividends and the making of loans, advances and other payments to us by these subsidiaries are subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various businesses and other considerations. Certain subsidiaries provide unsecured guarantees of our bank and public debt and Derivatives.

Changes in Government Regulations Could Adversely Affect Our Results of Operations in Wireless, Cable and Media.
As described in the section of this MD&A entitled “Government Regulation and Regulatory Developments”, substantially all of our business activities are regulated by Industry Canada and/or the CRTC, and accordingly our results of operations on a consolidated basis could be adversely affected by changes in regulations and by the decisions of these regulators. This regulation relates to, among other things, licencing, competition, the cable television programming services that we must distribute, wireless and wireline interconnection agreements, the rates we may charge to provide access to our network by third parties, resale of our networks and roaming on to our networks, our operation and ownership of communications systems and our ability to acquire an interest in other communications systems. In addition, the costs of providing services may be increased from time-to-time as a result of compliance with industry or legislative initiatives to address consumer protection concerns or such Internet-related issues as copyright infringement, unsolicited commercial e-mail, cyber-crime and lawful access. Our cable, wireless and broadcasting licences may not generally be transferred without regulatory approval.

Generally, our licences are granted for a specified term and are subject to conditions on the maintenance of these licences. These licencing conditions may be modified at any time by the regulators. The regulators may decide not to renew a licence when it expires and any failure by us to comply with the conditions on the maintenance of a licence could result in a revocation or forfeiture of any of our licences or the imposition of fines.

The licences include conditions requiring us to comply with Canadian ownership restrictions of the applicable legislation. We are currently in compliance with all of these Canadian ownership and control requirements. However, if these requirements are violated, we would be subject to various penalties, possibly including, in the extreme case, the loss of a licence.

We May Engage in Unsuccessful Acquisitions or Divestitures.
Acquisitions of complementary businesses and technologies, development of strategic alliances and divestitures of portions of our business are a part of our overall business strategy. Services, technologies, key personnel or businesses of acquired companies may not be effectively assimilated into our business or service offerings and our alliances may not be successful. We may not be able to successfully complete any divestitures on satisfactory terms, if at all. Divestitures may result in a reduction in our total revenues and net income.

We Have Substantial Debt and Interest Payment Requirements that May Restrict our Future Operations and Impair our Ability to Meet our Financial Obligations.
Our substantial debt may have important consequences. For instance, it could:

•    Make it more difficult for us to satisfy our financial obligations;
•    Require us to dedicate a substantial portion of any cash flow from operations to the payment of interest and principal due under our debt, which would reduce funds available for other business purposes;
•    Increase our vulnerability to general adverse economic and industry conditions;
•    Limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
•    Place us at a competitive disadvantage compared to some of our competitors that have less financial leverage; and
•    Limit our ability to obtain additional financing required to fund working capital and capital expenditures and for other general corporate purposes.

Our ability to satisfy our obligations depends on our future operating performance and on economic, financial, competitive and other factors, many of which are beyond our control. Our business may not generate sufficient cash flow and future financings may not be available to provide sufficient net proceeds to meet these obligations or to successfully execute our business strategy.

We Are Subject to Various Risks from Competing Technologies.
There are several technologies that may impact the way in which our services are delivered. These technologies include broadband, IP-based voice, data and video delivery services; the mass market deployment of optical fibre technologies to the residential and business markets; the deployment of broadband wireless access; and wireless services using radio frequency spectrum to which we may have limited access. These technologies may result in significantly different cost structures for the users of the technologies, and may consequently affect the long-term viability of certain of our currently deployed technologies. Some of these new technologies may allow competitors to enter our markets with similar products or services that may have lower cost structures. Some of these competitors may be larger with more access to financial resources than we have.

We May Fail to Achieve Expected Revenue Growth from New and Advanced Services.
We expect that a substantial portion of our future revenue growth will be achieved from new and advanced services. Accordingly, we have invested and continue to invest significant capital resources in the development of our networks in order to offer these services. However, there may not be sufficient consumer demand for these

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new and advanced services. Alternatively, we may fail to anticipate or satisfy demand for certain products and services, or may not be able to offer or market these new products and services successfully to subscribers. The failure to attract subscribers to new products and services, or failure to keep pace with changing consumer preferences for products and services, would slow revenue growth and could have a materially adverse effect on our business, results of operations and financial condition.

We Are Highly Dependent Upon our Information Technology Systems and the Inability to Enhance our Systems or Prevent a Security Breach (Data or System) or Disaster Could Have an Adverse Impact on our Financial Results and Operations.
The day-to-day operations of our businesses are highly dependent on their information technology systems. An inability to enhance information technology systems to accommodate additional customer growth and support new products and services could have an adverse impact on our ability to acquire new subscribers, manage subscriber churn, produce accurate and timely subscriber invoices, generate revenue growth and manage operating expenses, all of which could adversely impact our financial results and position.

In addition, we use industry standard network and information technology security, survivability and disaster recovery practices. Our ongoing success is in part dependent on the protection of our corporate business sensitive data including our Customers’ as well as employees’ personal information. This information is considered company intellectual property and it needs to be protected from unauthorized access and compromise for which we rely on policies and procedures as well as IT systems. Failure to secure our data and the privacy of our customer information may result in noncompliance with regulatory standards, may lead to negative publicity, litigation, reputation damage any of which may result in customer losses, financial losses and an erosion of public confidence.

A portion of our employees and critical elements of the network infrastructure and information technology systems are located at our corporate offices in Toronto, Ontario, and Brampton, Ontario, as well as an operations facility in Markham, Ontario. In the event that we cannot access these facilities, as a result of a natural or manmade disaster or otherwise, operations may be significantly affected and may result in a condition that is beyond the scope of our ability to recover without significant service interruption and commensurate revenue and customer loss.

We Are Reliant on Third Party Service Providers Through Outsourcing Arrangements.
Through outsourcing arrangements, third parties provide certain essential components of our business operations to our employees and customers, including payroll, call centre support, installation and service technicians and invoice printing. In addition, we have recently completed an outsourcing arrangement for certain information technology functions. Interruptions in these services can adversely affect our ability to provide services to our customers.

We Are Heavily Involved in Operational Convergence.
In an effort to more efficiently serve our customer base, there is an ongoing emphasis on convergence of our wireless and cable operations, including organization structure and network platforms. We have also commenced an enterprise-wide billing and business support system initiative. In the event that implementation of our convergence plans lead to operational problems or unforeseen delays are incurred, operational efficiencies may not be achieved and service impairment may result in loss of revenue and customers.

We Are Subject to General Economic Conditions.
Our businesses are affected by general economic conditions, consumer confidence and spending. Recessions or declines in economic activity or economic uncertainty, such as that which has occurred since late 2008, generally cause an erosion of consumer and business confidence and may materially reduce discretionary consumer spending. Any reduction in discretionary spending by consumers and businesses or weak economic conditions may materially negatively affect us through decreased demand for our products and services including decreased advertising, decreased revenue and profitability, higher churn and higher bad debt expense.

Poor economic conditions may also have an impact on our pension plans as there is no assurance that the plans will be able to earn the assumed rate of return. As well, market driven changes may result in changes in the discount rates and other variables which would result in Rogers being required to make contributions in the future that differ significantly from the current contributions and assumptions incorporated into the actuarial valuation process.

Network Failures Could Reduce Revenue and Impact Customer Service.
The failure of our networks or key network components could, in some circumstances, result in an indefinite loss of service for our customers and could adversely impact our financial results and position. In addition, we rely on business partners to carry certain of our customers’ traffic. The failure of one of these carriers might also cause an interruption in service for our customers that would last until we could reroute the traffic to an alternative carrier.

We Are and Will Continue to Be Involved in Litigation.
In August 2008, a proceeding was commenced in Ontario pursuant to that province’s Class Proceedings Act, 1992 against Cable and other providers of communications services in Canada. The proceedings involve allegations of, among other things, false, misleading and deceptive advertising relating to charges for long-distance telephone usage. The plaintiffs are seeking $20 million in general damages and punitive damages of $5 million. The plaintiffs intend to seek an order certifying the proceedings as a class action. Any potential liability is not yet determinable.

In June 2008, a proceeding was commenced in Saskatchewan under that province’s Class Actions Act against providers of wireless communications services in Canada. The proceeding involves allegations of, among other things, breach of contract, misrepresentation and false advertising in relation to the 9-1-1 fee charged by us and the other wireless communication providers in Canada. The plaintiffs are seeking unquantified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. Any potential liability is not yet determinable.

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In August 2004, a proceeding under the Class Actions Act (Saskatchewan) was commenced against providers of wireless communications in Canada relating to the system access fee charged by wireless carriers to some of their customers. In September 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action. As a national, “opt-in” class action, affected customers outside Saskatchewan would have to take specific steps to participate in the proceeding. We applied for leave to appeal the certification decision to the Saskatchewan Court of Appeal. That application was later adjourned pending the hearing of certain motions. In December 2007, we brought a motion to stay the proceeding based on the arbitration clause in our wireless service agreements. Our motion was granted in February 2008, and the Saskatchewan Court directed that its order in respect of the certification of the action would exclude from the class of plaintiffs those customers who are bound by an arbitration clause. In April 2008, the Class Actions Act (Saskatchewan) was amended to authorize the certification of national, “opt-out” class actions. In an “opt-out” class action, affected customers outside of Saskatchewan would automatically be part of the proceeding in that province. As a consequence of the amendment, counsel for the plaintiffs brought a motion to amend the certification order previously granted by the Saskatchewan Court so as to certify a national, opt-out class action. In May 2009, the Court refused to grant the requested relief and dismissed the plaintiffs’ motion. In August 2009, counsel for the plaintiffs commenced a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims against wireless carriers with respect to the system access fee. In December 2009, the Court ordered that the second proceeding be conditionally stayed on the basis that it is an abuse of process. Our application for leave to appeal the 2007 certification decision in the original proceeding is currently scheduled to be heard in February 2010. We have not recorded a liability for this contingency since the likelihood and amount of any potential loss cannot be reasonably estimated. If the ultimate resolution of this action differs from our assessment and assumptions, a material adjustment to our financial position and results of operations could result.

In April 2004, a proceeding was brought against Fido and other Canadian wireless carriers claiming damages totalling $160 million, breach of contract, breach of confidence, breach of fiduciary duty and, as an alternative to the damages claims, an order for specific performance of a conditional agreement relating to the use of 38 MHz of MCS Spectrum. In May 2009, the Company settled this litigation for $4 million, which is included in operating, general and administrative expenses for the year ended December 31, 2009.

We believe that we have adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations. Our tax filings are subject to audits, which could materially change the amount of current and future income tax assets and liabilities, and could, in certain circumstances, result in assessment of interest and penalties.

There exist certain other claims and potential claims against us, none of which is expected to have a materially adverse effect on our consolidated financial position.

Tariff Increases Could Adversely Affect Results of Operations.
Copyright liability pressures continue to affect our services. If fees were to increase, such increases could adversely affect our results of operations.

RISKS AND UNCERTAINTIES SPECIFIC TO WIRELESS
Spectrum Fees May Increase With the Renewal of Cellular & PCS Spectrum Licences
In March 2009, Industry Canada announced that it would undertake a formal study to assess the current market value of certain spectrum licences with a separate consultation seeking comments on a proposed fee. This consultation is expected to begin in the first quarter of 2010. This review excludes the spectrum acquired in 2008 in the AWS auction. The proceeding to examine spectrum fees could significantly increase Rogers’ payments and as a result, could materially reduce our operating profit. Any such increases would begin to apply in 2011 and may impact our current accounting policies under which the spectrum licenses are treated as an indefinite life intangible asset and are not amortized. See also “Consultation on the Renewal of Cellular and Personal Communications Services (“PCS”) Spectrum Licences” under Wireless Regulation and Regulatory Developments above.

There is no Guarantee that Wireless’ Service Revenue Will Exceed Increased Handset Subsidies.
Wireless’ business model, as is generally the case for other North American wireless carriers, is substantially based on subsidizing the cost of the handset to the customer to reduce the barrier to entry, while in return requiring a term commitment from the customer. For certain handsets and smartphone devices, Wireless will commit with the supplier to a minimum subsidy. Wireless’ business could be materially adversely affected if by virtue of law or regulation or negative customer behaviour, Wireless was unable to require term commitments or early cancellation fees from its customers or did not receive the service revenues that it anticipated from the customer commitment.

The National Wireless Tower Policy Could Increase Wireless’ Costs or Delay the Expansion of Wireless’ Networks.
On June 28, 2007, Industry Canada released a new Tower Policy (CPC-2-0-03) outlining a new antenna siting policy that took effect on January 1, 2008. The new policy affects all parties that plan to install or modify an antenna system, including PCS, cellular and broadcasting service providers. Among other things, the policy requires that antenna proponents must consider the use of existing antenna structures before proposing new structures and owners of existing systems must respond to sharing requests. Antenna proponents must also undertake public notification using defined processes and must address local requirements and concerns. Certain types of antenna installations are excluded from the requirement to consult with local authorities and the public.

Foreign Ownership Changes Could Increase Competition.
Wireless could face increased competition if there is a removal of the limits on foreign ownership and control of wireless licences or a relaxation of the limits such as seen with the approval of Globalive to operate with its current ownership structure. Legislative action to remove or relax these limits can result in foreign telecommunication companies entering the Canadian wireless communications market, through the acquisition of either wireless licences or of a holder of

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wireless licences. The entry into the market of such companies with significantly greater capital resources than Wireless could reduce Wireless’ market share and cause Wireless’ revenues to decrease.

Wireless is Dependent on Certain Key Infrastructure and Handset Vendors, Which Could Impact the Quality of Wireless’ Services or Impede Network Development and Expansion.
Wireless has relationships with a small number of essential network infrastructure and handset vendors, over which it has no operational or financial control and only limited influence in how the vendors conduct their businesses. The failure of one of our network infrastructure suppliers could delay programs to provide additional network capacity or new capabilities and services across the business. Handsets and network infrastructure suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. If these suppliers fail to deliver products and services on a timely basis or fail to develop and deliver handsets that satisfy Wireless’ customers’ demands, this could have a material adverse effect on Wireless’ business, financial condition and results of operations. Similarly, interruptions in the supply of equipment for our networks could impact the quality of Wireless’ service or impede network development and expansion.

Long-Distance Equal Access Could Increase Competition.
The CRTC’s three-year Work Plan indicates their intent to review the issue of Long-Distance Equal Access for Wireless Carriers. If required, this may introduce additional competition in the provision of wireless long-distance thus impacting Wireless’ long-distance revenues.

Restrictions on the Use of Wireless Handsets While Driving May Reduce Subscriber Usage.
Most provincial government bodies have introduced and/or enacted legislation to restrict or prohibit wireless handset usage while driving while permitting hands-free usage. Some studies have indicated that certain aspects of using wireless handsets while driving may impair the attention of drivers in various circumstances, making accidents more likely. Laws prohibiting or restricting the use of wireless handsets while driving could have the effect of reducing subscriber usage, which could cause an adverse effect on Wireless’ business. Additionally, concerns over the use of wireless handsets while driving could lead to litigation relating to accidents, deaths or bodily injuries, which could also have an adverse effect on Wireless’ business.

In April 2009, the Ontario Legislature passed the bill prohibiting wireless handset usage while driving except with the use of Bluetooth or other hands-free devices. The implementation date was October 26, 2009, with a three-month grace period during which warnings will be issued. In June 2009, Manitoba introduced and passed similar legislation. A date for implementation has not been set. Both British Columbia and Saskatchewan implemented legislation as of January 1, 2010, and Prince Edward Island has legislation effective January 23, 2010. Legislation banning the use of handheld devices while driving, except when used in conjunction with hands-free devices, already exists in the provinces of Quebec, Manitoba, Nova Scotia and Newfoundland and Labrador. Alberta, Yukon and New Brunswick are expected to introduce legislation in 2010.

Concerns About Radio Frequency Emissions May Adversely Affect Our Business.
Occasionally, media and other reports have highlighted alleged links between radio frequency emissions from wireless handsets and various health concerns, including cancer, and interference with various medical devices, including hearing aids and pacemakers. While there are no definitive reports or studies stating that such health issues are directly attributable to radio frequency emissions, concerns over radio frequency emissions may discourage the use of wireless handsets or expose us to potential litigation. It is also possible that future regulatory actions may result in the imposition of more restrictive standards on radio frequency emissions from low powered devices, such as wireless handsets. Wireless is unable to predict the nature or extent of any such potential restrictions.

RISKS AND UNCERTAINTIES SPECIFIC TO CABLE
Changes in Technology Could Increase Competition.
Improvements in the quality of streaming video over the Internet coupled with increasing availability of television shows and movies on the Internet increases competition to Canadian cable television systems. If changes in technology are made to any alternative Canadian multi-channel broadcasting distribution system, competition with our cable services may increase. In addition, as improvements in technology are made with respect to wireless Internet, it increasingly becomes a substitute for the traditional high-speed Internet service.

Failure to Obtain Access to Support Structures and Municipal Rights of Way Could Increase Cable’s Costs and Adversely Affect Our Business.
Cable requires access to support structures and municipal rights of way in order to deploy facilities. Where access to municipal rights of way cannot be secured, Cable may apply to the CRTC to obtain a right of access under the Telecommunications Act. However, the Supreme Court of Canada ruled in 2003 that the CRTC does not have the jurisdiction to establish the terms and conditions of access to the poles of hydroelectric companies. As a result of this decision, Cable’s access to hydroelectric company poles is obtained pursuant to orders from the Ontario Energy Board and the New Brunswick Public Utilities Board.

If Cable is Unable to Develop or Acquire Advanced Encryption Technology to Prevent Unauthorized Access to Its Programming, Cable Could Experience a Decline in Revenues.
Cable utilizes encryption technology to protect its cable signals from unauthorized access and to control programming access based on subscription packages. There can be no assurance that Cable will be able to effectively prevent unauthorized decoding of signals in the future. If Cable is unable to control cable access with our encryption technology, Cable’s subscription levels for digital programming including, premium VOD and SVOD, as well as Rogers Retail rentals, may decline, which could result in a decline in Cable’s revenues.

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Increasing Programming Costs Could Adversely Affect Cable’s Results of Operations.
Cable’s single most significant purchasing commitment is the cost of acquiring programming. Programming costs have increased significantly in recent years, particularly in connection with the recent growth in subscriptions to digital specialty channels. Increasing programming costs within the industry could adversely affect Cable’s operating results if Cable is unable to pass such programming costs on to its subscribers.

Cable Telephony is Highly Dependent on Facilities and Services of the ILECs.
Cable’s out-of-territory telephony business is highly-dependent on the availability of unbundled facilities acquired from incumbent telecom operators, pursuant to CRTC rules. Changes to these rules could severely affect the cost of operating these businesses.

Over-the-Air Television Station Licence Renewals Could Adversely Affect Cable’s Results of Operations.
In Broadcasting Notice of Consultation 2009-411, the CRTC announced that it is “now of the view that a negotiated solution for compensation for the free market value of local conventional television signals is also appropriate”. In Broadcasting Notice of Consultation 2009-411-3 released on August 11, 2009, the CRTC announced that “the Commission will proceed with an examination de novo of the question of whether or not the Commission should put in place a regime for the establishment of fair value for local conventional television signals”. An imposition of FFC would increase Rogers’ costs. See the “Review of Broadcasting Regulations including Fee-for-Carriage and Distant Signal Fees” section under “Government Regulation and Regulatory Developments”.

Unbundled Local Loop Rates Could Adversely Affect Cable’s Results of Operations.
In June 2009, Bell Canada and Bell Aliant filed tariff applications to increase the rates for their unbundled copper loops. The proposed increases range from 25% to 100% according to location. Rogers leases unbundled loops from Bell Canada and Bell Aliant to provide both residential and business primary exchange services, mostly outside of the cable footprint in Ontario, Quebec and the Maritimes and approval of these proposed rates would increase Rogers’ costs. Rogers is opposing these rate increases.

RISKS AND UNCERTAINTIES SPECIFIC TO MEDIA
Changes in Regulatory Policies May Adversely Affect Media’s Business.
The CRTC conducted a review of the specialty and pay television sector, as well as the regulations affecting all distributors (the Broadcasting Distribution Regulations). This review focused on a number of different issues, including wholesale fees, dispute resolution and packaging and linkage requirements. This broad-based review impacts all specialty services, including Rogers Sportsnet, The Biography Channel Canada, OLN and G4TechTV Canada. See the “Review of Broadcasting Regulations including Fee-for-Carriage and Distant Signal Fees” section under “Government Regulation and Regulatory Developments”. The ability to collect fees impacts all broadcasters, including OMNI Television and Citytv.

Pressures Regarding Channel Placement Could Negatively Impact the Tier Status of Certain of Media’s Channels.
Unfavourable channel placement could negatively affect the results of The Shopping Channel, Sportsnet, G4TechTV, The Biography Channel Canada and OLN.

A Loss in Media’s Leadership Position in Radio, Television or Magazine Readership Could Adversely Impact Media’s Sales Volumes and Advertising Rates.
It is well established that advertising dollars migrate to media properties that are leaders in their respective markets and categories when advertising budgets are tightened. Although most of Media’s radio, television and magazine properties are currently leaders in their respective markets, such leadership may not continue in the future. Advertisers base a substantial part of their purchasing decisions on statistics such as ratings and readership generated by industry associations and agencies. If Media’s radio and television ratings or magazine readership levels were to decrease substantially, Media’s advertising sales volumes and the rates which it charges advertisers could be adversely affected.

Changes in Technology Could Increase Competition.
The increasing utilization of PVRs could influence Media’s capability to generate television advertising revenues as viewers are provided with the opportunity to skip advertising aired on the television networks. The emergence of subscriber-based satellite and digital radio products could change radio audience listening habits and negatively impact the results of Media’s radio stations. Certain audiences are also migrating to the Internet as more video becomes available. In addition, as mandated by the CRTC, Canadian television signals are migrating to a strictly digital platform by August 31, 2011, which could impact Media’s ability to reach certain audiences.

An Increase in Paper Prices, Printing Costs or Postage Could Adversely Affect Media’s Results of Operations.
A significant portion of Publishing’s operating expenses consists of paper, printing and postage expenses. Paper is Publishing’s single largest raw material expense, representing approximately 8% of Publishing’s operating expenses in 2009. Publishing depends upon outside suppliers for all of its paper supplies, holds limited quantities of paper in stock itself, and is unable to control paper prices, which can fluctuate considerably. Moreover, Publishing is generally unable to pass paper cost increases on to customers. Printing costs represented approximately 12% of Publishing’s operating expenses in 2009. Publishing relies on third parties for all of its printing services. In addition, Publishing relies on the Canadian Postal Service to distribute a large percentage of its publications. Any disruption in printing or postage services could have a material impact on Media’s results of operations or financial condition. A material increase in paper prices, printing costs or postage expenses to Publishing could have a materially adverse effect on Media’s business, results of operations or financial condition.

Blue Jays Player Contract Activity Could Adversely Affect Media’s Results of Operations.
The termination and release of Blue Jays player contracts before the end of the contract term adversely affects Media’s results.

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5.    ACCOUNTING POLICIES AND NON-GAAP MEASURES

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES
We measure the success of our strategies using a number of key performance indicators, which are outlined below. The following key performance indicators are not measurements in accordance with Canadian or U.S. GAAP and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.

Subscriber Counts
We determine the number of subscribers to our services based on active subscribers. A wireless subscriber is represented by each identifiable telephone number. A cable subscriber is represented by a dwelling unit. In the case of multiple units in one dwelling, such as an apartment building, each tenant with cable service, whether invoiced individually or having services included in his or her rent, is counted as one subscriber. Commercial or institutional units, such as hospitals or hotels, are each considered to be one subscriber. When subscribers are deactivated, either voluntarily or involuntarily for non-payment, they are considered to be deactivations in the period the services are discontinued. Wireless prepaid subscribers are considered active for a period of 180 days from the date of their last revenue-generating usage.

We report wireless subscribers in two categories: postpaid and prepaid. Postpaid includes voice-only and data-only subscribers, as well as subscribers with service plans integrating both voice and data, while prepaid includes voice-only subscribers.

Internet, Rogers Home Phone and RBS subscribers include only those subscribers with service installed, operating and on billing and excludes those subscribers who have subscribed to the service but for whom installation of the service was still pending.

Subscriber Churn
Subscriber churn is calculated on a monthly basis. For any particular month, subscriber churn for Wireless represents the number of subscribers deactivating in the month divided by the aggregate number of subscribers at the beginning of the month. When used or reported for a period greater than one month, subscriber churn represents the monthly average of the subscriber churn for the period.

Average Revenue Per User
ARPU is calculated on a monthly basis. For any particular month, ARPU represents monthly revenue divided by the average number of subscribers during the month. In the case of Wireless, ARPU represents monthly network revenue divided by the average number of subscribers during the month. ARPU, when used in connection with a particular type of subscriber, represents monthly revenue generated from those subscribers divided by the average number of those subscribers during the month. When used or reported for a period greater than one month, ARPU represents the monthly average of the ARPU calculations for the period. We believe ARPU helps to identify trends and to indicate whether we have been successful in attracting and retaining higher value subscribers.

Operating Expenses
Operating expenses are segregated into three categories for assessing business performance:

•    Cost of sales, which is comprised of wireless equipment costs, Rogers Retail merchandise and depreciation of Rogers Retail rental assets, as well as cost of goods sold by The Shopping Channel;

•    Sales and marketing expenses, which represent the costs to acquire new subscribers (other than those related to equipment), such as advertising, commissions paid to third parties for new activations, remuneration and benefits to sales and marketing employees, as well as direct overheads related to these activities and the costs of operating the Rogers Retail store locations; and

•    Operating, general and administrative expenses, which include all other expenses incurred to operate the business on a day-to-day basis and service existing subscriber relationships, including retention costs, inter-carrier payments to roaming partners and long-distance carriers, network maintenance costs, programming related costs, the CRTC contribution levy, Internet and e-mail services and printing and production costs.

In the wireless and cable industries in Canada, the demand for services continues to grow and the variable costs, such as commissions paid for subscriber activations, as well as the fixed costs of acquiring new subscribers, are significant. Fluctuations in the number of activations of new subscribers from period-to-period and the seasonal nature of both wireless and cable subscriber additions result in fluctuations in sales and marketing expenses and accordingly, in the overall level of operating expenses. In our Media business, sales and marketing expenses may be significant to promote publishing, radio and television properties, which in turn attract advertisers, viewers, listeners and readers.

Operating Profit and Operating Profit Margin
We define operating profit as net income before depreciation and amortization, interest expense, income taxes and non-operating items, which include impairment losses on goodwill, intangible assets and other long-term assets, foreign exchange gains (losses), loss on repayment of long-term debt, debt issuance costs, change in fair value of derivative instruments, and other income. Operating profit is a standard measure used in the communications industry to assist in understanding and comparing operating results and is often referred to by our peers and competitors as EBITDA (earnings before interest, taxes, depreciation and amortization) or OIBDA (operating income before depreciation and amortization). We believe this is an important measure as it allows us to assess our ongoing businesses without the impact of depreciation or amortization expenses as well as non-operating factors. It is intended to indicate our ability to incur or service debt, invest in PP&E and allows us to compare us to our peers and competitors who may have different capital or organizational structures. This measure is not a defined term under Canadian GAAP or U.S. GAAP.

We calculate operating profit margin by dividing operating profit by total revenue, except in the case of Wireless. For Wireless, operating profit margin is calculated by dividing operating profit by network revenue. Network revenue is used in the calculation,

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instead of total revenue, because network revenue better reflects Wireless’ core business activity of providing wireless services. Refer to the section entitled “Supplementary Information: Non-GAAP Calculations” for further details on this Wireless, Cable and Media calculation.

Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Net Income, and Adjusted Basic and Diluted Net Income Per Share
We have included certain non-GAAP financial measures that we believe provide useful information to management and readers of this MD&A in measuring our financial performance. These measures, which include adjusted operating profit, adjusted operating profit margin, adjusted net income and adjusted basic and diluted net income per share, do not have a standardized meaning under GAAP and, therefore, may not be comparable to similarly titled measures presented by other publicly traded companies, nor should they be construed as an alternative to other financial measures determined in accordance with GAAP. We define adjusted operating profit as operating profit less: (i) the impact of the one-time non-cash charge resulting from the introduction of a cash settlement feature related to employee stock options; (ii) stock-based compensation expense (recovery); (iii) integration and restructuring expenses; (iv) the impact of a one-time charge resulting from the renegotiation of an Internet-related services agreement; (v) an adjustment for Canadian Radio-television and Telecommunications Commission (“CRTC”) Part II fees related to prior periods; (vi) contract termination fees; and (vii) pension settlement. In addition, adjusted net income and adjusted net income per share excludes debt issuance costs, loss on repayment of long-term debt, impairment losses on goodwill, intangible assets and other long-term assets, and the related income tax impacts of the above items.

We believe that these non-GAAP financial measures may provide for a more effective analysis of our operating performance. In addition, the items mentioned above could potentially distort the analysis of trends due to the fact that they are either volatile or unusual or non-recurring, can vary widely from company-to-company and can impair comparability. The exclusion of these items does not mean that they are unusual, infrequent or non-recurring.

We use these non-GAAP measures internally to make strategic decisions, forecast future results and evaluate our performance from period-to-period and compared to forecasts on a consistent basis. We believe that these measures present trends that are useful in managing the business, and to investors and analysts in enabling them to assess the underlying changes in our business over time.

Adjusted operating profit and adjusted operating profit margins, which are reviewed regularly by management and our Board of Directors, are also useful in assessing our performance and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows.

These non-GAAP measures should be viewed as a supplement to, and not a substitute for, our results of operations reported under Canadian and U.S. GAAP. A reconciliation of these non-GAAP financial measures to operating profit, net income and net income per share is included in the section entitled “Supplementary Information: Non-GAAP Calculations”.

Additions to PP&E
Additions to PP&E include those costs associated with acquiring and placing our PP&E into service. Because the communications business requires extensive and continual investment in equipment, including investment in new technologies and expansion of geographical reach and capacity, additions to PP&E are significant and management focuses continually on the planning, funding and management of these expenditures. We focus more on managing additions to PP&E than we do on managing depreciation and amortization expense because additions to PP&E have a direct impact on our cash flow, whereas depreciation and amortization are non-cash accounting measures required under Canadian and U.S. GAAP.

The additions to PP&E before related changes to non-cash working capital represent PP&E that we actually took title to in the period. Accordingly, for purposes of comparing our PP&E outlays, we believe that additions to PP&E before related changes to non-cash working capital best reflect our cost of PP&E in a period, and provide a more accurate determination for period-to-period comparisons.

CRITICAL ACCOUNTING POLICIES
This MD&A has been prepared with reference to our 2009 Audited Consolidated Financial Statements and Notes thereto, which have been prepared in accordance with Canadian GAAP. The Audit Committee of our Board reviews our accounting policies, reviews all quarterly and annual filings, and recommends approval of our annual financial statements to our Board. For a detailed discussion of our accounting policies, see Note 2 to the 2009 Audited Consolidated Financial Statements. In addition, a discussion of new accounting standards adopted by us and critical accounting estimates are discussed in the sections “New Accounting Standards” and “Critical Accounting Estimates”, respectively.

Revenue Recognition
Revenue is categorized into the following types, the majority of which are recurring in nature on a monthly basis from ongoing relationships, contractual or otherwise, with our subscribers:

•    Monthly subscriber fees in connection with wireless and wireline services, cable, telephony, Internet services, rental of equipment, network services and media subscriptions are recorded as revenue on a pro rata basis as the service is provided;
•    Revenue from airtime, roaming, long-distance and optional services, pay-per-use services, video rentals and other sales of products are recorded as revenue as the services or products are delivered;
•    Revenue from the sale of wireless and cable equipment is recorded when the equipment is delivered and accepted by the independent dealer or subscriber in the case of direct sales. Equipment subsidies related to new and existing subscribers are recorded as a reduction of equipment revenues;
•    Installation fees and activation fees charged to subscribers do not meet the criteria as a separate unit of accounting. As a result, in Wireless, these fees are recorded as part of equipment revenue and, in the case of Cable, are deferred and amortized over the related service period. The related service period for Cable ranges from 26 to 48 months, based on subscriber

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disconnects, transfers of service and moves. Incremental direct installation costs related to re-connects are deferred to the extent of deferred installation fees and amortized over the same period as these related installation fees. New connect installation costs are capitalized to PP&E and amortized over the useful life of the related assets;
•    Advertising revenue is recorded in the period the advertising airs on our radio or television stations and the period in which advertising is featured in our publications;
•    Monthly subscription revenues received by television stations for subscriptions from cable and satellite providers are recorded in the month in which they are earned;
•    Blue Jays’ revenue from home game admission and concessions is recognized as the related games are played during the baseball regular season. Revenue from radio and television agreements is recorded at the time the related games are aired. The Blue Jays also receive revenue from the Major League Baseball Revenue Sharing Agreement, which distributes funds to and from member clubs, based on each club’s revenues. This revenue is recognized in the season in which it is earned, when the amount is estimable and collectibility is reasonably assured; and
•    Discounts provided to customers related to combined purchases of Wireless, Cable, and Media products and services are charged directly to the revenue for the products and services to which they relate.

We offer certain products and services as part of multiple deliverable arrangements. We divide multiple deliverable arrangements into separate units of accounting. Components of multiple deliverable arrangements are separately accounted for provided the delivered elements have stand-alone value to the customers and the fair value of any undelivered elements can be objectively and reliably determined. Consideration for these units is measured and allocated amongst the accounting units based upon their fair values and our relevant revenue recognition policies are applied to them. We recognize revenue once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, fees are fixed and determinable and collectibility is reasonably assured.

Unearned revenue includes subscriber deposits, installation fees and amounts received from subscribers related to services and subscriptions to be provided in future periods.

Subscriber Acquisition and Retention Costs
We operate within a highly-competitive industry and generally incur significant costs to attract new subscribers and retain existing subscribers. All sales and marketing expenditures related to subscriber acquisitions, retention and contract renewals, such as commissions, and the cost associated with the sale of customer premises equipment, are expensed as incurred.

A large percentage of the subscriber acquisition and retention costs, such as equipment subsidies and commissions, are variable in nature and directly related to the acquisition or renewal of a subscriber. In addition, subscriber acquisition and retention costs on a per-subscriber-acquired basis fluctuate based on the success of promotional activity and the seasonality of the business. Accordingly, if we experience significant growth in subscriber activations or renewals during a period, expenses for that period will increase.

Capitalization of Direct Labour and Overhead
During construction of new assets, direct costs plus a portion of applicable overhead costs are capitalized. Repairs and maintenance expenditures are charged to operating expenses as incurred.

CRITICAL ACCOUNTING ESTIMATES
This MD&A has been prepared with reference to our 2009 Audited Consolidated Financial Statements and Notes thereto, which have been prepared in accordance with Canadian GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. These estimates are based on management’s historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported amounts of assets, liabilities, revenue and expenses that are not readily apparent from other sources. Actual results could differ from those estimates. We believe that the accounting estimates discussed below are critical to our business operations and an understanding of our results of operations or may involve additional management judgment due to the sensitivity of the methods and assumptions necessary in determining the related asset, liability, revenue and expense amounts.

Purchase Price Allocations
The allocations of the purchase prices for our acquisitions involves considerable judgment in determining the fair values assigned to the tangible and intangible assets acquired and the liabilities assumed on acquisition. Among other things, the determination of these fair values involved the use of discounted cash flow analyses, estimated future margins, estimated future subscribers, estimated future royalty rates, the use of information available in the financial markets and estimates as to costs to close duplicate facilities and buy out certain contracts. Refer to Note 4 of the 2009 Audited Consolidated Financial Statements for acquisitions made during 2009. Should actual rates, cash flows, costs and other items differ from our estimates, this may necessitate revisions to the carrying value of the related assets and liabilities acquired, including revisions that may impact net income in future periods.

Useful Lives of PP&E
We depreciate the cost of PP&E over their respective estimated useful lives. These estimates of useful lives involve considerable judgment. In determining the estimates of these useful lives, we take into account industry trends and company-specific factors, including changing technologies and expectations for the in-service period of certain assets. On an annual basis, we re-assess our existing estimates of useful lives to ensure they match the anticipated life of the technology from a revenue-producing perspective. If technological change happens more quickly or in a different way than anticipated, we might have to reduce the estimated life of PP&E, which could result in a higher depreciation expense in future periods or an impairment charge to write down the value of PP&E.

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Capitalization of Direct Labour and Overhead
Certain direct labour and indirect costs associated with the acquisition, construction, development or betterment of our networks are capitalized to PP&E. The capitalized amounts are calculated based on estimated costs of projects that are capital in nature, and are generally based on a rate per hour. Although interest costs are permitted to be capitalized during construction under Canadian GAAP, it is our policy not to capitalize interest.

Accrued Liabilities
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of accrued liabilities at the date of the financial statements and the reported amounts expensed during the year. Actual results could differ from those estimates.

Amortization of Intangible Assets
We amortize the cost of finite-lived intangible assets over their estimated useful lives. These estimates of useful lives involve considerable judgment. During 2004 and 2005, the acquisitions of Fido, Call-Net, the minority interests in Wireless and Sportsnet, together with the consolidation of the Blue Jays, as well as the acquisitions of Futureway and Citytv in 2007, and Aurora Cable and channel m in 2008, resulted in significant increases to our intangible asset balances. Judgment is also involved in determining that spectrum and broadcast licences have indefinite lives, and are therefore not amortized.

The determination of the estimated useful lives of brand names involves historical experience, marketing considerations and the nature of the industries in which we operate. The useful lives of subscriber bases are based on the historical churn rates of the underlying subscribers and judgments as to the applicability of these rates going forward. The useful lives of roaming agreements are based on estimates of the useful lives of the related network equipment. The useful lives of wholesale agreements and dealer networks are based on the underlying contractual lives. The useful life of the marketing agreement is based on historical customer lives. The determination of the estimated useful lives of intangible assets impacts amortization expense in the current period as well as future periods. The impact on net income on a full-year basis of changing the useful lives of the finite-lived intangible assets by one year is shown in the chart below.

Impact of Changes in Estimated Useful Lives

	Amorization	Increase in Net Income	Decrease in Net Income
(In millions of dollars)	Period	if Life Increased by 1 year	if Life Decreased by 1 year
Brand names
Rogers	20.0 years	$1	$(1)
Fido	5.0 years	$3	$(5)
Citytv	5.0 years	$0	$(1)
Subscriber base
Rogers	4.7 years	$30	$(46)
Cable	3.0 years	$2	$(3)
Roaming agreements	12.0 years	$3	$(4)
Marketing agreement	5.0 years	$2	$(3)

Impairment of Goodwill, Indefinite-Lived Intangible Assets and Long-Lived Assets
Indefinite-lived intangible assets, including goodwill and spectrum/ broadcast licences, as well as long-lived assets, including PP&E and other intangible assets, are assessed for impairment on at least an annual basis or more often if events or circumstances warrant. These impairment tests involve the use of both undiscounted and discounted net cash flow analyses to assess the recoverability of the carrying value of these assets and the fair value of both indefinite-lived and long-lived assets, if applicable. These analyses involve estimates of future cash flows, estimated periods of use and applicable discount rates. During 2009, we recorded an impairment charge of $18 million related to certain of our broadcast assets, and during 2008, we recorded an impairment charge of $294 million relating to our conventional television business. These impairments resulted from challenging economic conditions and weakening industry expectations in the conventional television business and a decline in advertising revenues.

Income Tax Estimates
We use judgment in the estimation of income taxes and future income tax assets and liabilities. In the preparation of our Consolidated Financial Statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. This involves estimating actual current tax expense, together with assessing temporary differences that result from differing treatments in items for accounting purposes versus tax purposes, and in estimating the recoverability of the benefits arising from tax loss carryforwards. We are required to assess whether it is more likely than not that future income tax assets will be realized prior to the expiration of the related tax loss carryforwards. Judgment is required to determine if a valuation allowance is needed against either all or a portion of our future income tax assets. Various considerations are reflected in this judgment, including future profitability of related companies, tax planning strategies that are being implemented or could be implemented to recognize the benefits of these tax assets, as well as the expiration of the tax loss carryforwards. Judgments and estimates made to assess the tax

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treatment of items and the need for a valuation allowance impact the future income tax balances as well as net income through the current and future income tax provisions. As at December 31, 2009, and as detailed in Note 7 to the 2009 Audited Consolidated Financial Statements, we have non-capital income tax loss carryforwards of approximately $370 million. Our net future income tax liability, prior to valuation allowances, totals approximately $125 million at December 31, 2009 (2008 - asset of $251 million). The recorded valuation allowance results in a future income tax asset of $52 million, reflecting that it is more likely than not that certain income tax assets will be realized.

Credit Spreads and the Impact on Fair Value of Derivatives
Rogers’ Derivatives are recorded using an estimated credit-adjusted mark-to-market valuation which is determined by increasing the treasury-related discount rates used to calculate the risk-free estimated mark-to-market valuation by an estimated Bond Spread for the relevant term and counterparty for each Derivative. In the case of Derivatives in an asset position (i.e., those Derivatives for which the counterparties owe Rogers), the Bond Spread for the bank counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value. In the case of Derivatives in a liability position (i.e., those Derivatives for which Rogers owes the counterparties), Rogers’ Bond Spread is added to the risk-free discount rate. The estimated credit-adjusted values of the Derivatives are subject to changes in credit spreads of Rogers and its counterparties.

Pension Plans
When accounting for defined benefit pension plans, assumptions are made in determining the valuation of benefit obligations and the future performance of plan assets. Delayed recognition of differences between actual results and expected or estimated results is a guiding principle of pension accounting. This principle results in recognition of changes in benefit obligations and plan performance over the working lives of the employees receiving benefits under the plan. The primary assumptions and estimates include the discount rate, the expected return on plan assets and the rate of compensation increase. Changes to these primary assumptions and estimates would impact pension expense and the deferred pension asset. The current economic conditions may also have an impact on the pension plan of the Company as there is no assurance that the plan will be able to earn the assumed rate of return. As well, market driven changes may result in changes in the discount rates and other variables which would result in the Company being required to make contributions in the future that differ significantly from the current contributions and assumptions incorporated into the actuarial valuation process.

During 2009, the Company made a lump-sum contribution of $61 million to its pension plans, following which the pension plans purchased $172 million of annuities from insurance companies for all employees in the pension plans who had retired as of January 1, 2009. The purchase of the annuities relieves the Company of primary responsibility for, and eliminates significant risk associated with, the accrued benefit obligation for the retired employees. The non-cash settlement loss arising from this transaction was $30 million and was recorded in the year ended December 31, 2009.

The following table illustrates the increase (decrease) in the accrued benefit obligation and pension expense for changes in these primary assumptions and estimates:

Impact of Changes in Pension-Related Assumptions

Accrued Benefit Obligation at		Pension Expense
(In millions of dollars)	End of Fiscal 2009	Fiscal 2009
Discount rate	7.20%	6.75%
Impact of: 1% increase	$(83)	$(12)
1% decrease	91	18
Rate of compensation increase	3.00%	3.00%
Impact of: 0.25% increase	$4	$1
0.25% decrease	(4)	(1)
Expected rate of return on assets	N/A	7.25%
Impact of: 1% increase	N/A	6
1% decrease	N/A	(6)

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Allowance for Doubtful Accounts
A significant portion of our revenue is earned from selling on credit to individual consumers and business customers. The allowance for doubtful accounts is calculated by taking into account factors such as our historical collection and write-off experience, the number of days the customer is past due and the status of the customer’s account with respect to whether or not the customer is continuing to receive service. As a result, fluctuations in the aging of subscriber accounts will directly impact the reported amount of bad debt expense. For example, events or circumstances that result in a deterioration in the aging of subscriber accounts will in turn increase the reported amount of bad debt expense. Conversely, as circumstances improve and customer accounts are adjusted and brought current, the reported bad debt expense will decline.

NEW ACCOUNTING STANDARDS
Goodwill and Intangible Assets
In 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets (“CICA 3064”). CICA 3064, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of IAS 38, Intangible Assets. This new standard is effective for our Interim and Annual Consolidated Financial Statements commencing January 1, 2009 and was applied retrospectively, with restatement of prior periods. The adoption of CICA 3064 resulted in a $16 million decrease in long-term other assets relating to deferred commissions and pre-operating costs, and an $11 million decrease in retained earnings at January 1, 2008, net of income taxes of $5 million and had no material impact on previously reported net income in 2008.

Financial Instruments - Disclosures
In June 2009, the CICA amended Section 3862, “Financial Instruments - Disclosures”, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly. Level 3 valuations are based on inputs that are not based on observable market data. The amendments to Section 3862 apply for annual financial statements relating to fiscal years ending after September 30, 2009.

The amendment to this standard did not have any impact on the classification and measurement of our financial instruments. The new disclosures pursuant to these new Handbook Sections are included in Note 15 of the 2009 Audited Consolidated Financial Statements.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS
Business Combinations
In October 2008, the CICA issued Handbook Section 1582, Business Combinations (“CICA 1582”), concurrently with Handbook Sections 1601, Consolidated Financial Statements (“CICA 1601”), and 1602, Non-Controlling Interests (“CICA 1602”). CICA 1582, which replaces Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests. CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination. These new standards are effective for the Company’s interim and annual consolidated financial statements commencing on January 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year. The Company is assessing the impact of the new standards on its consolidated financial statements.

Multiple Deliverable Revenue Arrangements
In December 2009, the CICA issued EIC-175, Multiple Deliverable Revenue Arrangements (“EIC-175”). EIC-175, which replaces EIC-142, Revenue Arrangements with Multiple Deliverables, addresses some aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. These new standards are effective for the Company’s interim and annual consolidated financial statements commencing on January 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year. The Company is assessing the impact of the new standards on its consolidated financial statements.

International Financial Reporting Standards (“IFRS”)
In February 2008, the Accounting Standards Board (“AcSB”) confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. Our first annual IFRS financial statements will be for the year ending December 31, 2011 and will include the comparative period of 2010. Starting in the first quarter of 2011, we will provide unaudited consolidated financial information in accordance with IFRS including comparative figures for 2010.

The following table illustrates key elements of our conversion plan, our major milestones and current status. Our conversion plan is organized in phases over time and by area. We have completed all activities to date per our detailed project plan and expect to meet all milestones through to completion of the conversion to IFRS. During the fourth quarter, we have finalized the changes to our systems and processes required for implementation to ensure we are ready for our conversion strategy to produce a parallel set of IFRS financial records in 2010.

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ACTIVITY	MILESTONES	STATUS
Financial reporting:
•    Assessment of accounting and reporting differences.
•    Selection of IFRS accounting policies and IFRS 1 elections.
•    Development of IFRS financial statement format, including disclosures.
•    Quantification of effects of conversion.

•    Senior management and Audit Committee sign-off for policy recommendations and IFRS 1 elections during 2009.

•    Senior management and Audit Committee sign-off on financial statement format during 2010.

•    Final quantification of conversion effects on 2010 comparative period by Q1 2011.

•    Senior management and Audit Committee preliminary approval obtained for IFRS accounting policies and IFRS 1 elections.

•    Monitoring of impacts on policy recommendations of new or amended IFRS standards issued ongoing.

•    Preliminary IFRS financial statement format and disclosures drafted.

Systems and processes:
•    Assessment of impact of changes on systems and processes.
•    Implementation of any system and process design changes including training appropriate personnel.
•    Documentation and testing of internal controls over new systems and processes.
• Systems, process and internal control changes implemented and training complete in time for parallel run in 2010. • Testing of internal controls for 2010 comparatives completed by Q1 2011.

•    Systems and process changes completed in preparation for parallel run. Internal reporting changes underway.

•    Internal controls for impacted process and transition updated in preparation for parallel run.

•    Training on new systems, processes and internal controls completed.

Business:
•    Assessment of impacts on all areas of the business, including contractual arrangements and implement changes as necessary.
•    Communicate conversion plan and progress internally and externally.
	• Contracts updated/renegotiated by the end of 2010. • Communication at all levels throughout the conversion process.	• Preliminary assessment of impacts on other areas of the business completed. • Communication is ongoing. • Training for employees on expected impacts completed.

We have allocated sufficient resources to our conversion project, which include certain full-time employees in addition to contributions by other employees on a part-time or as needed basis. We have completed the delivery of training to all employees with responsibilities in the conversion process. As well, training for all other employees who will be impacted by our conversion to IFRS has been completed. Our training efforts have focused on updating those individuals whose roles and responsibilities are directly impacted by the changes being implemented and providing general training to employees on the impacts transition to IFRS will have on the Company.

Although our IFRS accounting policies have been approved by senior management and the Audit Committee, such approval is contingent upon the realization of our expectations regarding the IFRS standards that will be effective at the time of transition. Consequently, we are unable to make a final determination of the full impact of conversion until all of the IFRS standards applicable at the conversion date are known. Our preliminary analysis of the impacts of transition to IFRS on specific areas is detailed on the following page. When we are able to preliminarily determine the areas of significant impact on our financial reporting, including on our key performance indicators, systems and processes, and other areas of our business, we will disclose such impacts in our future MD&As.

CHANGES IN ACCOUNTING POLICIES
In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adopting IFRS at the changeover date. The International Accounting Standard Board (“IASB”) will also continue to issue new accounting standards during the conversion period, and as a result, the final impact of IFRS on our consolidated financial statements will only be measured once all the IFRS applicable at the conversion date are known. Consequently, our analysis of changes and policy decisions have been made based on our expectations regarding the accounting standards that we anticipate will be effective at the time of transition. The future impacts of IFRS will also depend on the particular circumstances prevailing in those years. At this stage, we are only able to preliminarily estimate

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the anticipated impacts expected on our IFRS opening balance sheet for some of the differences. In other areas we are not yet able to reliably quantify the impacts to the consolidated financial statements for these differences. These quantifications will be completed throughout 2010. See the section entitled “Caution Regarding Forward-Looking Statements, Risk and Assumptions”.

Set out below are the key areas where changes in accounting policies are expected to impact our consolidated financial statements. The list and comments should not be regarded as a complete list of changes that will result from transition to IFRS and are intended to highlight those areas we believe to be most significant.

Share-Based Payments
IFRS 2, Share-Based Payments, requires that cash-settled share-based payments to employees be measured (both initially and at each reporting date) based on fair values of the awards. Canadian GAAP requires that such payments be measured based on intrinsic values of the awards. This difference is expected to impact the accounting measurement of our stock-based payments, including our stock options, restricted share units and deferred share units. While we have not yet recalculated the impact of changing from intrinsic value to fair value, we expect that the change will result in an insignificant increase in the Company’s liability for share based payments. Per the requirements of IFRS 1, this adjustment will be offset in opening retained earnings upon transition to IFRS.

Employee Benefits
IAS 19, Employee Benefits, (“IAS 19”) requires the past service cost element of defined benefit plans be expensed on an accelerated basis, with vested past service costs expensed immediately and unvested past service costs recognized on a straight-line basis until the benefits become vested. Under Canadian GAAP, past service costs are generally amortized on a straight-line basis over the average remaining service period of active employees expected under the plan. All of the past service costs for the Company’s pension plan are vested; therefore, we expect that the impact of transition will result in a reduction of the opening pension asset balance equal to the amount of any previously unrecognized past service costs.

In addition, IAS 19 requires an entity to make an accounting policy choice regarding the treatment of actuarial gains and losses. The Company intends to adopt the option allowing the immediate recognition of actuarial gains and losses directly in equity with no impact on profit or loss. The impact of this policy choice will be to further reduce the Company’s pension asset by the amount of any unamortized net actuarial losses and unrecognized transitional assets that exist at the date of transition.

Furthermore, IAS 19 requires that the defined benefit obligation and plan assets be measured at the balance sheet date while Canadian GAAP allows the measurement date of the defined benefit obligation and plan assets to be up to three months prior to the date of the financial statements. The Company’s current accounting policy is to measure the defined benefit obligation and plan assets at September 30, 2009. The impact of this difference has not been finalized, but is expected to further reduce the pension asset.

The overall impact of the above differences has not been finalized however it has been estimated to result in a significant reduction in the net pension asset and to give rise to an estimated opening pension liability reflecting the deficit position of the plan at the date of transition. This adjustment will be offset through opening retained earnings.

Borrowing Costs
IAS 23, Borrowing Costs (“IAS 23”), requires the capitalization of borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Under Canadian GAAP, the Company elected the accounting policy choice to expense these costs as incurred. IFRS 1 provides an election that permits the Company to apply the requirements of IAS 23 prospectively from the date of transition, January 1, 2010. The Company intends to apply this election and consequently, the Company does not expect to have an adjustment on its opening IFRS balance sheet.

Joint Ventures
IAS 31, Interests in Joint Ventures (“IAS 31”) currently provides the entity with a policy choice to account for joint ventures using either proportionate consolidation or the equity method. The IASB is currently considering Exposure Draft 9, Joint Arrangements (“ED 9”), that is intended to modify IAS 31. The IASB has indicated that it expects to issue a new standard to replace IAS 31 in 2010. Currently, under Canadian GAAP, we proportionately account for interests in joint ventures. ED 9 proposes to eliminate the option to proportionately consolidate such interests that exists in IAS 31, and require an entity to recognize its interest in a joint venture, using the equity method. While our decision to use the equity method will not be finally confirmed until the new standard is issued, the impact of using the equity method is anticipated to result in reductions of the opening balances for Current Assets, Property, Plant & Equipment, Intangible Assets and Current Liabilities with an offsetting increase in Investments.

Financial Instruments: Transaction Costs
IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) requires that transaction costs incurred upon initial acquisition of a financial instrument be deferred and amortized into profit and loss over the life of the instrument. Under Canadian GAAP these costs are recognized immediately in net income. Initial application of IAS 39 will result in a reduction in long-term debt on the date of transition. This adjustment will be offset through opening retained earnings.

Financial Instruments: Hedge Accounting
When assessing hedge effectiveness under IAS 39, the Company will be required to include in its test the risk that the parties to the hedging instrument will default by failing to make payment. Under Canadian GAAP, the Company elected not to include credit risk in the hedge effectiveness tests. Upon transition to IFRS, the Company intends to continue to apply hedge accounting to all its hedging arrangements to which Canadian GAAP hedge accounting is applied and which meet the IFRS hedge accounting criteria, including passing the revised effectiveness tests.

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Customer Loyalty Programs
IFRIC 13 Customer Loyalty Programmes (“IFRIC 13”) requires a revenue approach in accounting for customer loyalty programs. Canadian GAAP does not provide specific guidance on accounting for customer loyalty programs. We have adopted a liability approach for our customer loyalty program offered to Fido subscribers. The current policy is to classify the liability for loyalty points as an accrued liability on the balance sheet and to record the net cost of the program in equipment revenue. The liability is initially recorded at the face value of the loyalty awards granted and subsequently adjusted based on redemption rates. The application of IFRIC 13 is expected to result in a reclassification of revenue between the Network and Equipment categories as well as a reclassification on the balance sheet for the deferred revenue balance from Accrued Liabilities to Unearned Revenue. Furthermore, we will also be required to defer a portion of the revenue for the initial sales transaction in which the awards are granted based on the fair value of the awards granted. While we have not yet calculated the impact of applying the revenue approach for the accounting for loyalty programs, we expect the difference to be insignificant on adoption of IFRS.

Impairment of Assets
International Accounting Standard 36, Impairment of Assets (“IAS 36”), uses a one-step approach for both testing for and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). Canadian GAAP however, uses a two-step approach to impairment testing: first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists; and then measuring any impairment by comparing asset carrying values with fair values. The difference in methodologies may potentially result in additional asset impairments upon transition to IFRS.

Additionally, under Canadian GAAP assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities for impairment testing purposes. IFRS requires that assets be tested for impairment at the level of cash generating units, which is the lowest level of assets that generate largely independent cash inflows. This lower level grouping could result in identification of impairment more frequently under IFRS, but of potentially smaller amounts.

However, with the exception of goodwill, new write-downs may potentially be offset by the requirement under IAS 36 to reverse any previous impairment losses where circumstances have changed. Canadian GAAP prohibits reversal of impairment losses.

At this time we have not yet finalized the impairment testing for the opening balance sheet under IFRS and are unable to state whether or not the results would differ from our Canadian GAAP impairment tests.

Provisions for Onerous Contracts
IAS 37 Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), requires an entity to recognize a provision when a contract becomes onerous, that is when it has a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it. If an entity has a contract that is onerous, the present obligation under the contract shall be recognized and measured as a provision. Canadian GAAP only requires the recognition of such a liability in certain situations (e.g. for operating leases that the entity has ceased to use). This difference could result in recognition of an obligation under IFRS that was not previously recognized under Canadian GAAP. The Company is in the process of reviewing all contracts to determine if any were onerous at the date of transition and cannot yet reliably quantify the impact of this difference on the opening balance sheet.

First-Time Adoption of International Financial Reporting Standards
Our adoption of IFRS will require the application of IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively. However, IFRS 1 does include certain mandatory exceptions and limited optional exemptions in specified areas of certain standards from this general requirement. The following are the significant optional exemptions available under IFRS 1 that we expect to apply in preparing our first financial statements under IFRS.

Business Combinations	We expect to elect to not restate any Business Combinations that have occurred prior to January 1, 2010.
Borrowing Costs	We expect to elect to apply the requirements of IAS 23 Borrowing Costs prospectively from January 1, 2010.
Employee Benefits	We expect to elect to recognize any actuarial gains/losses as at January 1, 2010 in retained earnings.

The information above is provided to allow investors and others to obtain a better understanding of our IFRS changeover plan and the resulting possible effects on, for example, our financial statements and operating performance measures. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. This information also reflects our most recent assumptions and expectations; circumstances may arise, such as changes in IFRS, regulations or economic conditions, which could change these assumptions or expectations.

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U.S. GAAP DIFFERENCES
We prepare our financial statements in accordance with Canadian GAAP. U.S. GAAP differs from Canadian GAAP in certain respects. The areas of principal differences and their impact on our 2009 Audited Consolidated Financial Statements are described in Note 25 to the 2009 Audited Consolidated Financial Statements. The significant differences in accounting relate to:

•    Differences in business combinations and consolidation accounting;
•    Gain on Sale of Cable Systems;
•    Capitalized Interest;
•    Financial Instruments;
•    Stock-Based Compensation;

•    Pensions;
•    Income Taxes; and
•    Installation Revenues and Costs.

Recent U.S. accounting pronouncements are also discussed in Note 25 to the 2009 Audited Consolidated Financial Statements.

6.    ADDITIONAL FINANCIAL INFORMATION

RELATED PARTY TRANSACTIONS
We have entered into certain transactions in the normal course of business with certain broadcasters in which we have an equity interest. The amounts paid to these broadcasters are as follows:

Years ended December 31,
(in millions of dollars)	2009	2008	%Chg
Fees paid to broadcasters accounted for by the equity method	$16	$17	(6)

We have entered into certain transactions with companies, the partners or senior officers of which are Directors of our Company and/or its subsidiary companies. Total amounts paid to these related parties, directly or indirectly, are as follows:

Years ended December 31,
(in millions of dollars)	2009	2008	%Chg
Printing, legal services and commissions paid on premiums for insurance coverage	$39	$7	n/m

We have entered into certain transactions with our controlling shareholder and companies controlled by the controlling shareholder. These transactions are subject to formal agreements approved by the Audit Committee. Total amounts paid (received) by us to (from) these related parties are as follows:

Years ended December 31,
(in millions of dollars)	2009	2008	%Chg
Charges to Rogers for business use of aircraft, net of other administrative services	$(1)	$(1)	-

These transactions are measured at the exchange amount, being the amount agreed to by the related parties and are reviewed by the Audit Committee and are at market terms and conditions.

In January 2010, with the approval of the Board of Directors, we closed an agreement to sell our aircraft to a private Rogers’ family holding company for cash proceeds of US$18 million. The terms of the sale were negotiated by a Special Committee of the Board of Directors comprised entirely of independent directors. The Special Committee was advised by several independent parties knowledgeable in aircraft valuations to ensure that the sale price was within a range that was reflective of current market value. As the aircraft was held for sale at December 31, 2009, an additional $5 million of depreciation was recorded in 2009 to write down the net book value of the aircraft to approximate the amount realized from the sale of the aircraft.

57	ROGERS COMMUNICATIONS INC. 2009 ANNUAL MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FIVE-YEAR SUMMARY OF CONSOLIDATED FINANCIAL RESULTS

Years ended December 31,
(in millions of dollars, except per share amounts)	2009	2008	2007	2006	2005
Income and Cash Flow:
Revenue
Wireless	$6,654	$6,335	$5,503	$4,580	$3,860
Cable	3,948	3,809	3,558	3,201	2,492
Media	1,407	1,496	1,317	1,210	1,097
Corporate and eliminations	(278)	(305)	(255)	(153)	(115)
	$11,731	$11,335	$10,123	$8,838	$7,334
Operating profit(1)
Wireless	$3,006	$2,797	$2,532	$1,969	$1,337
Cable	1,325	1,220	802	890	765
Media	73	142	82	151	128
Corporate and eliminations	(88)	(81)	(317)	(135)	(86)
	$4,316	$4,078	$3,099	$2,875	$2,144
Adjusted operating profit(1)
Wireless	$3,042	$2,806	$2,589	$1,987	$1,409
Cable	1,324	1,233	1,016	916	778
Media	119	142	176	156	131
Corporate and eliminations	(97)	(121)	(78)	(117)	(66)
	$4,388	$4,060	$3,703	$2,942	$2,252
Net Income (loss)	$1,478	$1,002	$637	$622	$(45)
Adjusted net income	$1,556	$1,260	$1,066	$684	$47
Cash flow from operations(2)	$3,526	$3,500	$3,135	$2,386	$1,551
Property, plant and equipment expenditures	$1,855	$2,021	$1,796	$1,712	$1,355
Average Class A and Class B shares outstanding (Ms)(3)	621	638	642	642	577
Net income (loss) per share:(3)
Basic	$2.38	$1.57	$1.00	$0.99	$(0.08)
Diluted	2.38	1.57	0.99	0.97	(0.08)
Adjusted net income per share:
Basic	$2.51	$1.98	$1.67	$1.08	$0.08
Diluted	2.51	1.98	1.66	1.07	0.08
Balance Sheet:
Assets
Property, plant and equipment, net	$8,197	$7,898	$7,289	$6,732	$6,152
Goodwill	3,018	3,024	3,027	2,779	3,036
Intangible assets	2,643	2,761	2,086	2,152	2,627
Investments	547	343	485	139	138
Other assets	2,613	3,056	2,438	2,303	1,881
	$17,018	$17,082	$15,325	$14,105	$13,834
Liabilities and Shareholders' Equity
Long-term debt	$8,463	$8,506	$6,033	$6,988	$7,739
Accounts payable and other liabilities	4,282	3,860	4,668	2,917	2,567
Total liabilities	12,745	12,366	10,701	9,905	10,306
Shareholders' equity	4,273	4,716	4,624	4,200	3,528
	$17,018	$17,082	$15,325	$14,105	$13,834
Ratios:
Revenue growth	3%	12%	15%	21%	33%
Adjusted operating profit growth	8%	10%	26%	31%	29%
Debt/adjusted operating profit(3)	2.1	2.1	2.1	2.8	4.0
Dividends declared per share(4)	$1.16	$1.00	$0.42	$0.08	$0.06
(1)	As defined. See section entitled “Key Performance Indicators and Non-GAAP Measures”.
(2)	Cash flow from operations before changes in working capital amounts.
(3)	Debt includes net derivative liabilities at the risk free mark-to-market value and is net of cash as applicable.
(4)	Prior period shares and per share amounts have been retroactively adjusted to reflect a two-for-one-split of the Company’s Class A Voting and Class B Non-Voting shares on December 29, 2006.

ROGERS COMMUNICATIONS INC. 2009 ANNUAL MD&A	58

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SUMMARY OF SEASONALITY AND QUARTERLY RESULTS
Quarterly results and statistics for the previous eight quarters are outlined following this section.

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. As a result, one quarter’s operating results are not necessarily indicative of what a subsequent quarter’s operating results will be. Each of Wireless, Cable and Media has unique seasonal aspects to its business.

Wireless’ operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. In particular, operating results may be influenced by the timing of our marketing and promotional expenditures and higher levels of subscriber additions and subsidies, resulting in higher subscriber acquisition and activation-related expenses in certain periods.

The operating results of Cable Operations services are subject to modest seasonal fluctuations in subscriber additions and disconnections, which are largely attributable to movements of university and college students and individuals temporarily suspending service due to extended vacations, or seasonal relocations, as well as our concentrated marketing efforts generally conducted during the fourth quarter. Rogers Retail operations may also experience modest fluctuations from quarter-to-quarter due to the availability and timing of release of popular titles throughout the year. RBS does not have any unique seasonal aspects to its business.

The seasonality at Media is a result of fluctuations in advertising and related retail cycles, since they relate to periods of increased consumer activity as well as fluctuations associated with the Major League Baseball season, where revenues are generally concentrated in the spring, summer and fall months.

In addition to the seasonal trends, revenue and operating profit can fluctuate from general economic conditions. The Canadian economy, and Ontario in particular, experienced an economic slowdown in 2009.

Wireless revenue and operating profit growth reflects the increasing number of wireless voice and data subscribers and increased handset subsidies as a result of a consumer shift towards smartphones, offset by a decrease in blended ARPU. Wireless has continued its strategy of targeting higher value postpaid subscribers and selling prepaid handsets at higher price points, which has also contributed over time to the significantly heavier mix of postpaid versus prepaid subscribers. Meanwhile, the successful growth in customer base and increased market penetration have been met by increasing customer service and retention expenses and increasing credit and collection costs. However, these costs have been offset by operating efficiencies and increasing GSM network roaming revenues from our subscribers travelling outside of Canada, as well as strong growth in roaming revenues from visitors to Canada utilizing our GSM network.

Cable Operations services revenue and operating profit increased primarily due to price increases, increased penetration of its digital products and incremental programming packages, and the scaling and rapid growth of our cable telephony service. Similarly, the steady growth of Internet revenues has been the result of a greater penetration of Internet subscribers as a percentage of homes passed. RBS’ operating profit margin reflects the pricing pressures on long-distance and higher carrier costs, with an increase in lower margin long-distance revenue. Rogers Retail revenue has decreased as a result of lower iPhone sales in 2009 due to the launch of the product in the prior year.

Media’s results are primarily attributable to a general downturn in demand for advertising due to the softness in the economy and the decline in consumer discretionary retail sales.

Other fluctuations in net income from quarter-to-quarter can also be attributed to losses on repayment of debt, foreign exchange gains or losses, changes in the fair value of derivative instruments, other income and expenses, writedowns of goodwill, intangible assets and other long-term assets and changes in income tax expense.

Summary of Fourth Quarter 2009 Results
During the three months ended December 31, 2009, consolidated operating revenue increased 4% to $3,057 million in 2009 compared to $2,941 million in the corresponding period in 2008, with 7% growth Wireless network and Cable Operations growth, and flat results at Media. Consolidated fourth quarter adjusted operating profit grew 14% year-over-year to $1,101 million, with 16% growth at Wireless, 4% growth at Cable, and 13% growth at Media.

Consolidated operating income for the three months ended December 31, 2009, totalled $607 million, compared to $137 million in the corresponding period of 2008.

We recorded net income of $310 million for the three months ended December 31, 2009, or basic and diluted net income per share of $0.51, compared to a net loss of $138 million or basic and diluted net loss per share of $0.22 in the corresponding period of 2008.

59	ROGERS COMMUNICATIONS INC. 2009 ANNUAL MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Quarterly Consolidated Financial Summary

				2009				2008
(in millions of dollars,
except per share amounts)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Operating Revenue
Wireless	$1,544	$1,616	$1,760	$1,734	$1,431	$1,522	$1,727	$1,655
Cable	968	972	989	1,019	925	938	961	985
Media	284	366	364	393	307	409	386	394
Corporate and eliminations	(49)	(63)	(77)	(89)	(54)	(66)	(92)	(93)
	2,747	2,891	3,036	3,057	2,609	2,803	2,982	2,941
Operating profit (loss) before the undernoted
Wireless	710	742	846	744	705	769	693	639
Cable	324	332	329	325	303	304	318	313
Media	(10)	37	36	52	2	52	43	46
Corporate and eliminations	(19)	(28)	(30)	(20)	(26)	(36)	(29)	(30)
	1,005	1,083	1,181	1,101	984	1,089	1,025	968
Stock-based compensation recovery (expense)(1)	81	(13)	(6)	(29)	116	(53)	62	(25)
Settlement of pension obligations(2)	-	-	-	(30)	-	-	-	-
Integration and restructuring expenses(3)	(4)	(37)	(11)	(65)	(5)	(3)	(2)	(41)
Contract termination fees(4)	-	-	(12)	(7)	-	-	-	-
Adjustment for CRTC Part II fees decision(5)	-	-	-	79	-	(37)	-	-
Operating profit(6)	1,082	1,033	1,152	1,049	1,095	996	1,085	902
Depreciation and amortization	444	446	416	424	440	420	429	471
Impairment losses on goodwill, intangible assets and other long-term assets(7)	-	-	-	18	-	-	-	294
Operating income	638	587	736	607	655	576	656	137
Interest on long-term debt	(152)	(156)	(166)	(173)	(138)	(133)	(147)	(157)
Debt issuance costs	-	(5)	-	(6)	-	-	(16)	-
Other income (expense)	(17)	73	44	(30)	(3)	11	16	(31)
Income tax expense	(160)	(125)	(129)	(88)	(170)	(153)	(14)	(87)
Net income (loss) for the period	$309	$374	$485	$310	$344	$301	$495	$(138)

Net income (loss) per share:
Basic	$0.49	$0.59	$0.79	$0.51	$0.54	$0.47	$0.78	$(0.22)
Diluted	$0.49	$0.59	$0.79	$0.51	$0.54	$0.47	$0.78	$(0.22)
Additions to property, plant and equipment(6)	$359	$434	$491	$571	$321	$481	$436	$783
(1)	See section entitled “Stock-based Compensation”.
(2)	Relates to the settlement of pension obligations for all employees in the pension plans who had retired as of January 1, 2009 as a result of annuity purchases by the Company’s pension plans.
(3)
Costs incurred relate to severances resulting from the restructuring of our employee base to combine the Cable and Wireless businesses into a communications organization and to improve our cost structure in light of the current economic and competitive conditions, severances and restructuring expenses related to the outsourcing of certain information technology functions, the integration of Call-Net, Futureway and Aurora Cable, the restructuring of RBS, and the closure of certain Rogers Retail stores.

(4)	Relates to the termination and release of certain Blue Jays players from the remaining term of their contracts.
(5)
Related to an adjustment of CRTC Part II fees related to prior periods. The adjustments related to Part II CRTC fees are applicable to the quarters in which they occur and only partially impact the full years. See the section entitled “Government Regulation and Regulatory Developments”.

(6)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.
(7)
In the fourth quarter of 2009 and 2008, we determined that the fair values of certain broadcasting assets were lower than their carrying values. This primarily resulted from weakening industry expectations and declines in advertising revenues amidst the slowing economy. As a result, we recorded an aggregate non-cash impairment charge of $18 million in 2009 with the following components: $5 million related to broadcast licences and $13 million related to other long-term assets; and $294 million in 2008 with the following components: $154 million related to goodwill, $75 million related to broadcast licences and $65 million related to intangible assets and other long-term assets.

ROGERS COMMUNICATIONS INC. 2009 ANNUAL MD&A	60

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Adjusted Quarterly Consolidated Financial Summary(1)

				2009				2008
(in millions of dollars,
except per share amounts)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Operating Revenue
Wireless	$1,544	$1,616	$1,760	$1,734	$1,431	$1,522	$1,727	$1,655
Cable	968	972	989	1,019	925	938	961	985
Media	284	366	364	393	307	409	386	394
Corporate and eliminations	(49)	(63)	(77)	(89)	(54)	(66)	(92)	(93)
	2,747	2,891	3,036	3,057	2,609	2,803	2,982	2,941
Adjusted operating profit (loss)(2)
Wireless	710	742	846	744	705	769	693	639
Cable	324	332	329	325	303	304	318	313
Media	(10)	37	36	52	2	52	43	46
Corporate and eliminations	(19)	(28)	(30)	(20)	(26)	(36)	(29)	(30)
	1,005	1,083	1,181	1,101	984	1,089	1,025	968
Depreciation and amortization	444	446	416	424	440	420	429	471
Adjusted operating income	561	637	765	677	544	669	596	497
Interest on long-term debt	(152)	(156)	(166)	(173)	(138)	(133)	(147)	(157)
Other income (expense)	(17)	73	44	(23)	(3)	11	16	(31)
Income tax expense	(136)	(142)	(138)	(111)	(133)	(183)	-	(145)
Adjusted net income for the period	$256	$412	$505	$370	$270	$364	$465	$164
Adjusted net income per share:
Basic	$0.40	$0.65	$0.82	$0.61	$0.42	$0.57	$0.73	$0.26
Diluted	$0.40	$0.65	$0.82	$0.61	$0.42	$0.57	$0.73	$0.26
Additions to property, plant and equipment(2)	$359	$434	$491	$571	$321	$481	$436	$783
(1)
This quarterly summary has been adjusted to exclude stock-based compensation (recovery) expense, integration and restructuring expenses, contract termination fees, an adjustment to CRTC Part II fees related to prior periods, pension settlement, debt issuance costs, loss on repayment of long-term debt, impairment losses on goodwill, intangible assets and other long-term assets, and the income tax impact related to the above items. Certain prior year numbers have been reclassified to conform to the current year presentation. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.

(2)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.

SUMMARY FINANCIAL RESULTS OF LONG-TERM DEBT GUARANTORS
The Company’s outstanding public debt, $2.4 billion bank credit facility and Derivatives are unsecured obligations of RCI. RCI’s public debt originally issued by Rogers Cable Inc. has Rogers Cable Communications Inc. (“RCCI”), a wholly owned subsidiary, as a co-obligor and Rogers Wireless Partnership (“RWP”), a wholly owned subsidiary, as an unsecured guarantor while RCI’s public debt originally issued by Rogers Wireless Inc. has RWP as a co-obligor and RCCI as an unsecured guarantor. Similarly, RCCI and RWP have provided unsecured guarantees for the public debt issued by RCI, the bank credit facility and the Derivatives. Accordingly, RCI’s bank debt, senior public debt and Derivatives rank pari passu on an unsecured basis. Prior to its redemption in December 2009, the Company’s US$400 million 8.00% Senior Subordinated Notes were subordinated to its senior debt.

The following table sets forth the selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI; (ii) RWP and RCCI (the “Guarantors”), on a combined basis; (iii) our non-guarantor subsidiaries (“Other Subsidiaries”) on a combined basis; (iv) consolidating adjustments; and (v) the total consolidated amounts.

61	ROGERS COMMUNICATIONS INC. 2009 ANNUAL MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

	RCI(1)(2)(3)(4)			Guarantors(1)(2)(3)(4)			Other Subsidiaries (2)(3)(4)

In millions of dollars (unaudited)	Dec. 31	Dec. 31	Dec. 31	Dec. 31	Dec. 31	Dec. 31	Dec. 31	Dec. 31	Dec. 31
Years ended December 31 (unaudited)	2009	2008	2007	2009	2008	2007	2009	2008	2007
Statement of Income Data:
Revenue	$90	$83	$75	$8,884	$8,469	$7,461	$3,159	$3,186	$2,934
Operating Income (loss)	(133)	(131)	(352)	2,270	2,145	1,612	580	260	456
Net income (loss)	1,478	1,002	637	2,153	1,814	1,479	(498)	(293)	16

Balance Sheet Data
(at period end):
Current assets	$3,339	$3,011	$3,622	$5,296	$3,253	$3,669	$3,349	$2,097	$2,356
Non-current assets	21,681	17,406	14,337	8,366	7,105	6,830	8,328	7,689	5,159
Current liabilities	7,724	4,190	3,321	4,005	3,903	5,885	748	691	1,047
Non-current liabilities	9,489	9,134	7,651	147	149	170	81	132	17

	Consolidating Adjustments (2)(3)(4)			Total Consolidated Amounts

In millions of dollars (unaudited)	Dec. 31	Dec. 31	Dec. 31	Dec. 31	Dec. 31	Dec. 31
Years ended December 31 (unaudited)	2009	2008	2007	2009	2008	2007
Statement of Income Data:
Revenue	$(402)	$(403)	$(347)	$11,731	$11,335	$10,123
Operating Income (loss)	(149)	(250)	(220)	2,568	2,024	1,496
Net income (loss)	(1,655)	(1,521)	(1,495)	1,478	1,002	637

Balance Sheet Data
(at period end):
Current assets	$(9,729)	$(6,065)	$(7,499)	$2,255	$2,296	$2,148
Non-current assets	(23,612)	(17,414)	(13,160)	14,763	14,786	13,166
Current liabilities	(9,729)	(6,068)	(7,511)	2,748	2,716	2,742
Non-current liabilities	280	235	121	9,997	9,650	7,959
(1)
All information contained in the foregoing table is presented as if the intracompany amalgamation of RCI and certain of its wholly-owned subsidiaries, including Rogers Cable Inc. and Rogers Wireless Inc., that occurred on July 1, 2007, as well as the provision of the RWP and RCCI guarantees in respect of our bank debt, our public debt and our Derivatives, had occurred at the start of the earliest period presented (ie. January 1, 2007).

(2)	For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.
(3)
Amounts recorded in current liabilities and non-current liabilities for the guarantors do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI’s long-term debt.

(4)
On January 1, 2009, we adopted CICA Handbook section 3064, Goodwill and Intangible Assets. The adoption was applied retrospectively with restatement of prior periods and resulted in a $5 million increase in current assets, a $16 million decrease in non-current assets, and an $11 million decrease in retained earnings for the periods presented above prior to January 1, 2009 and had no material impact on previously reported net income for those periods.

CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As of the end of the period covered by this report (the “Evaluation Date”), we conducted an evaluation (under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of the Evaluation Date such disclosure controls and procedures were effective.

Management’s Report on Internal Control Over Financial Reporting
The management of our company is responsible for establishing and maintaining adequate internal controls over financial reporting. Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

ROGERS COMMUNICATIONS INC. 2009 ANNUAL MD&A	62

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management’s authorization, assets are safeguarded, and financial records are reliable. Management also takes steps to see that information and communication flows are effective and to monitor performance, including performance of internal control procedures.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009, based on the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that, as of December 31, 2009, our internal control over financial reporting is effective. Our independent auditor, KPMG LLP, has issued an audit report that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control - Integrated Framework issued by the COSO.

Changes in Internal Control Over Financial Reporting and Disclosure Controls and Procedures

There have been no changes in our internal controls over financial reporting during 2009 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

SUPPLEMENTARY INFORMATION: NON -GAAP CALCULATIONS
Operating Profit Margin Calculations:

Years ended December 31,
(In millions of dollars)	2009	2008
RCI:
Adjusted operating profit	$4,388	$4,060
Divided by total revenue	11,731	11,335
RCI adjusted operating profit margin	37.4%	35.8%
WIRELESS:
Adjusted operating profit	$3,042	$2,806
Divided by network revenue	6,245	5,843
Wireless adjusted operating profit margin	48.7%	48.0%
CABLE:
Cable Operations:
Adjusted operating profit	$1,298	$1,171
Divided by revenue	3,074	2,878
Cable Operations adjusted operating profit margin	42.2%	40.7%
Rogers Business Solutions:
Adjusted operating profit	$35	$59
Divided by revenue	503	526
Rogers Business Solutions adjusted operating profit margin	7.0%	11.2%
Rogers Retail:
Adjusted operating profit (loss)	$(9)	$3
Divided by revenue	399	417
Rogers Retail adjusted operating profit (loss) margin	(2.3%)	0.7%
MEDIA:
Adjusted operating profit	$119	$142
Divided by revenue	1,407	1,496
Media adjusted operating profit margin	8.5%	9.5%

63	ROGERS COMMUNICATIONS INC. 2009 ANNUAL MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Calculations of Adjusted Operating Profit, Net Income and Earnings Per Share

Years ended December 31,
(In millions of dollars, number of shares outstanding in millions)	2009	2008
Operating profit	$4,316	$4,078
Add (deduct):
Stock-based compensation expense (recovery)	(33)	(100)
Settlement of pension obligations	30	-
Integration and restructuring expenses	117	51
Contract termination fees	19	-
Adjustment for CRTC Part II fees decision	(61)	31
Adjusted operating profit	$4,388	$4,060
Net income	$1,478	$1,002
Add (deduct):
Stock-based compensation expense (recovery)	(33)	(100)
Settlement of pension obligations	30	-
Integration and restructuring expenses	117	51
Contract termination fees	19	-
Adjustment for CRTC Part II fees decision	(61)	31
Loss on repayment of long-term debt	7	-
Impairment losses on goodwill, intangible assets and other long-term assets	18	294
Debt issuance costs	11	16
Income tax impact	(30)	(34)
Adjusted net income	$1,556	$1,260
Adjusted basic and diluted earnings per share:
Adjusted net income	$1,556	$1,260
Divided by: weighted average number of shares outstanding	621	638
Adjusted basic and diluted earnings per share	$2.51	$1.98

Wireless Non-Gaap Calculations(1)

Years ended December 31,
(In millions of dollars, subscribers in thousands, except ARPU figures and adjusted operating profit margin)	2009	2008
Postpaid ARPU (monthly)
Postpaid (voice and data) revenue	$5,948	$5,558
Divided by: average postpaid wireless voice and data subscribers	6,705	6,142
Divided by: 12 months	12	12
	$73.93	$75.41
Prepaid ARPU (monthly)
Prepaid (voice and data) revenue	$297	$285
Divided by: average prepaid subscribers	1,479	1,426
Divided by: 12 months	12	12
	$16.73	$16.65
Blended ARPU (monthly)
Voice and data revenue	$6,245	$5,843
Divided by: average wireless voice and data subscribers	8,184	7,568
Divided by: 12 months	12	12
	$63.59	$64.34
Adjusted operating profit margin
Adjusted operating profit	$3,042	$2,806
Divided by: network revenue	6,245	5,843
Adjusted operating profit margin	48.7%	48.0%
(1)	For definitions of key performance indicators and non-GAAP measures, see the section entitled “Key Performance Indicators and Non-GAAP Measures”.

ROGERS COMMUNICATIONS INC. 2009 ANNUAL MD&A	64

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING DECEMBER 31, 2009

The accompanying consolidated financial statements of Rogers Communications Inc. and its subsidiaries and all the information in Management’s Discussion and Analysis are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include certain amounts that are based on the best estimates and judgments of management and in their opinion present fairly, in all material respects, Rogers Communications lnc.’s financial position, results of operations and cash flows. Management has prepared the financial information presented elsewhere in Management’s Discussion and Analysis and has ensured that it is consistent with the consolidated financial statements.

Management of Rogers Communications Inc., in furtherance of the integrity of the consolidated financial statements, has developed and maintains a system of internal controls, which is supported by the internal audit function. Management believes the internal controls provide reasonable assurance that transactions are properly authorized and recorded, financial records are reliable and form a proper basis for the preparation of consolidated financial statements and that Rogers Communications lnc.’s assets are properly accounted for and safeguarded. The internal control processes include management’s communication to employees of policies that govern ethical business conduct.

The Board of Directors is responsible for overseeing management’s responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility through its Audit Committee.

The Audit Committee meets periodically with management, as well as the internal and external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities; and to review Management’s Discussion and Analysis, the consolidated financial statements and the external auditors’ report. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or re-appointment of the external auditors.

The consolidated financial statements have been audited by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. KPMG LLP has full and free access to the Audit Committee.

February 17, 2010

Nadir H. Mohamed, FCA	William W. Linton, CA
President and	Executive Vice President,
Chief Executive Officer	Finance and
Chief Financial Officer

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Rogers Communications Inc. as at December 31, 2009 and 2008 and the consolidated statements of income, shareholders’ equity, comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
February 17, 2010

65	ROGERS COMMUNICATIONS INC. 2009 ANNUAL FINANCIAL STATEMENTS AND NOTES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Rogers Communications Inc.

We have audited the accompanying consolidated balance sheets of Rogers Communications Inc. (the “Company”) and subsidiaries as of December 31, 2009 and 2008 and the related consolidated statements of income, shareholders’ equity, comprehensive income and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2009 and 2008 and the results of their operations and their cash flows for the years then ended in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 25 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 17, 2010, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
February 17, 2010

ROGERS COMMUNICATIONS INC. 2009 ANNUAL FINANCIAL STATEMENTS AND NOTES	66

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Rogers Communications Inc.

We have audited Rogers Communications Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2009. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Our report dated February 17, 2010 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
February 17, 2010

67	ROGERS COMMUNICATIONS INC. 2009 ANNUAL FINANCIAL STATEMENTS AND NOTES

CONSOLIDATED STATEMENTS OF INCOME (IN MILLIONS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)

Years ended December 31, 2009 and 2008	2009	2008
Operating revenue (note 3(b))	$11,731	$11,335

Operating expenses:
Cost of sales	1,380	1,303
Sales and marketing	1,207	1,334
Operating, general and administrative	4,681	4,569
Settlement of pension obligations (note 17(d))	30	-
Integration and restructuring (note 6)	117	51
Depreciation and amortization	1,730	1,760
Impairment losses on goodwill, intangible assets and other long-term assets (notes 11(a) and 13)	18	294
Operating income	2,568	2,024
Interest on long-term debt	(647)	(575)
Debt issuance costs (note 14(a))	(11)	(16)
Foreign exchange gain (loss)	136	(99)
Loss on repayment of long-term debt (note 14(c))	(7)	-
Change in fair value of derivative instruments	(65)	64
Other income	6	28
Income before income taxes	1,980	1,426
Income tax expense (note 7):
Current	215	3
Future	287	421
	502	424
Net income for the year	$1,478	$1,002
Net income per share (note 8):
Basic and diluted	$2.38	$1.57
See accompanying notes to consolidated financial statements.

ROGERS COMMUNICATIONS INC. 2009 ANNUAL FINANCIAL STATEMENTS AND NOTES	68

CONSOLIDATED BALANCE SHEETS (IN MILLIONS OF CANADIAN DOLLARS )

December 31, 2009 and 2008	2009	2008
		(Restated -
		note 2(p)(i))

Assets
Current assets:
Cash and cash equivalents	$383	$-
Accounts receivable, net of allowance for doubtful accounts of $157 (2008 - $163)	1,310	1,403
Other current assets (note 9)	338	442
Current portion of derivative instruments (note 15(d))	4	-
Future income tax assets (note 7)	220	451
	2,255	2,296

Property, plant and equipment (note 10)	8,197	7,898
Goodwill (note 11(b))	3,018	3,024
Intangible assets (note 11(c))	2,643	2,761
Investments (note 12)	547	343
Derivative instruments (note 15(d))	78	507
Other long-term assets (note 13)	280	253
	$17,018	$17,082

Liabilities and Shareholders' Equity
Current liabilities:
Bank advances, arising from outstanding cheques	$-	$19
Accounts payable and accrued liabilities	2,383	2,412
Current portion of long-term debt (note 14)	1	1
Current portion of derivative instruments (note 15(d))	80	45
Unearned revenue	284	239
	2,748	2,716

Long-term debt (note 14)	8,463	8,506
Derivative instruments (note 15(d))	1,004	616
Other long-term liabilities (note 16)	133	184
Future income tax liabilities (note 7)	397	344
	12,745	12,366
Shareholders' equity (note 18)	4,273	4,716
	$17,018	$17,082

Guarantees (note 15(e)(ii))
Commitments (note 23)
Contingent liabilities (note 24)
Canadian and United States accounting policy differences (note 25)
Subsequent events (notes 22 and 26)

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Alan D. Horn, CA	Ronald D. Besse
Director	Director

69	ROGERS COMMUNICATIONS INC. 2009 ANNUAL FINANCIAL STATEMENTS AND NOTES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (IN MILLIONS OF CANADIAN DOLLARS )

								Accumulated	Total
	Class A Voting shares			Class B Non-Voting shares			Retained	other	shareholders’
		Number			Number		earnings	comprehensive	equity
		of shares			of shares	Contributed	(Restated -	income	(Restated -
Years ended December 31, 2009 and 2008	Amount	(000s	)	Amount	(000s )	surplus	note 2(p)(i))	(loss)	note 2(p)(i))
Balances, December 31, 2007	$72	112,462		$471	527,005	$3,689	$342	$50	$4,624
Change in accounting policy related to goodwill and intangible assets (note 2(p)(i))	-	-		-	-	-	(11)	-	(11)
As restated, January 1, 2008	72	112,462		471	527,005	3,689	331	50	4,613
Net income for the year	-	-		-	-	-	1,002	-	1,002
Shares issued on exercise of stock options	-	-		21	502	-	-	-	21
Dividends declared	-	-		-	-	-	(638)	-	(638)
Repurchase of Class B Non-Voting shares (note 18(c))	-	-		(4)	(4,077)	(129)	(4)	-	(137)
Other comprehensive loss	-	-		-	-	-	-	(145)	(145)
Balances, December 31, 2008	72	112,462		488	523,430	3,560	691	(95)	4,716
Net income for the year	-	-		-	-	-	1,478	-	1,478
Shares issued on exercise of stock options	-	-		9	294	-	-	-	9
Dividends declared	-	-		-	-	-	(721)	-	(721)
Repurchase of Class B Non-Voting shares (note 18(c))	-	-		(41)	(43,776)	(1,256)	(50)	-	(1,347)
Other comprehensive income	-	-		-	-	-	-	138	138
Balances, December 31, 2009	$72	112,462		$456	479,948	$2,304	$1,398	$43	$4,273
See accompanying notes to consolidated financial statements.

ROGERS COMMUNICATIONS INC. 2009 ANNUAL FINANCIAL STATEMENTS AND NOTES	70

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (IN MILLIONS OF CANADIAN DOLLARS )

Years ended December 31, 2009 and 2008	2009	2008
Net income for the year	$1,478	$1,002

Other comprehensive income (loss):
Increase (decrease) in fair value of available-for-sale investments	14	(146)
Cash flow hedging derivative instruments:
Change in fair value of derivative instruments	(844)	1,122
Reclassification to net income of foreign exchange gain (loss) on long-term debt	901	(1,274)
Reclassification to net income of accrued interest	64	110
	121	(42)
Other comprehensive income (loss) before income taxes	135	(188)
Related income tax recovery	3	43
	138	(145)
Comprehensive income for the year	$1,616	$857
See accompanying notes to consolidated financial statements.

71	ROGERS COMMUNICATIONS INC. 2009 ANNUAL FINANCIAL STATEMENTS AND NOTES

CONSOLIDATED STATEMENTS OF CASH FLOWS (IN MILLIONS OF CANADIAN DOLLARS )

Years ended December 31, 2009 and 2008	2009	2008
Cash provided by (used in):

Operating activities:
Net income for the year	$1,478	$1,002
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	1,730	1,760
Impairment losses on goodwill, intangible assets and other long-term assets	18	294
Program rights and Rogers Retail rental amortization	174	146
Future income taxes	287	421
Unrealized foreign exchange loss (gain)	(126)	65
Loss on repayment of long-term debt	7	-
Change in fair value of derivative instruments	65	(64)
Settlement of pension obligations	30	-
Pension contributions, net of expense	(102)	(22)
Stock-based compensation recovery	(33)	(100)
Amortization of fair value increment on long-term debt	(5)	(5)
Other	3	3
	3,526	3,500
Change in non-cash operating working capital items (note 20(a))	264	(215)
	3,790	3,285
Investing activities:
Additions to property, plant and equipment ("PP&E")	(1,855)	(2,021)
Change in non-cash working capital items related to PP&E	(55)	40
Acquisition of spectrum licences	(40)	(1,008)
Investment in Cogeco Inc. and Cogeco Cable Inc. (note 12)	(163)	-
Acquisitions, net of cash and cash equivalents acquired	(11)	(191)
Additions to program rights	(185)	(150)
Other	(15)	15
	(2,324)	(3,315)
Financing activities:
Issuance of long-term debt	2,875	4,474
Repayment of long-term debt	(1,885)	(3,335)
Premium on repayment of long-term debt	(8)	-
Payment on re-couponing of cross-currency interest rate exchange agreements	-	(375)
Payment on settlement of cross-currency interest rate exchange agreements and forward contracts	(431)	(969)
Proceeds on settlement of cross-currency interest rate exchange agreements and forward contracts	433	970
Repurchase of Class B Non-Voting shares	(1,347)	(137)
Issuance of capital stock on exercise of stock options	3	3
Dividends paid	(704)	(559)
	(1,064)	72
Increase in cash and cash equivalents	402	42
Cash deficiency, beginning of year	(19)	(61)
Cash and cash equivalents (deficiency), end of year	$383	$(19)
Cash and cash equivalents (deficiency) are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.
For supplemental cash flow information see note 20(b).
See accompanying notes to consolidated financial statements.

ROGERS COMMUNICATIONS INC. 2009 ANNUAL FINANCIAL STATEMENTS AND NOTES	72

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (TABULAR AMOUNTS IN MILLIONS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS) YEARS ENDED DECEMBER 31, 2009 AND 2008 1. NATURE OF THE BUSINESS:
Rogers Communications Inc. (“RCI”) is a diversified Canadian communications and media company, with substantially all of its operations and sales in Canada. RCI is engaged in wireless voice and data communications services through its Wireless segment (“Wireless”); cable television, high-speed Internet access, telephony, data networking and retailing of wireless, cable and video products and services (“Rogers Retail”) through its Cable segment (“Cable”); and radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment through its Media segment (“Media”). RCI and its subsidiary companies are collectively referred to herein as the “Company”.

In September 2009, RCI announced the further integration of its Cable and Wireless business with the creation of a Communications Services organization. Internal management and public reporting continue to reflect the foregoing Cable and Wireless services as separate operating segments.

2. SIGNIFICANT ACCOUNTING POLICIES:
(A)   BASIS OF PRESENTATION :
The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and differ in certain significant respects from accounting principles generally accepted in the United States of America (“United States GAAP”) as described in note 25.

The consolidated financial statements include the accounts of RCI and its subsidiary companies. Intercompany transactions and balances are eliminated on consolidation.

Investments over which the Company is able to exercise significant influence are accounted for by the equity method. Investments over which the Company has joint control are accounted for by the proportionate consolidation method. Publicly traded investments where no control or significant influence exists are classified as available-for-sale investments and are recorded at fair value. Changes in fair value are recorded in other comprehensive income until such time as the investments are disposed of or impaired. Other investments where fair value is not readily available are recorded at cost. Investments are written down when there is evidence that a decline in value that is other than temporary has occurred.

Certain of the prior year comparative figures have been re-classified to conform with the financial statement presentation adopted in the current year.

(B)   REVENUE RECOGNITION:
The Company’s principal sources of revenue and recognition of these revenues for financial statement purposes are as follows:
(i)   Monthly subscriber fees in connection with wireless and wireline services, cable, telephony, Internet services, rental of equipment, network services and media subscriptions are recorded as revenue on a pro rata basis as the service is provided;
(ii)   Revenue from airtime, roaming, long-distance and optional services, pay-per-use services, video rentals and other sales of products are recorded as revenue as the services or products are delivered;
(iii)  Revenue from the sale of wireless and cable equipment is recorded when the equipment is delivered and accepted by the independent dealer or subscriber in the case of direct sales. Equipment subsidies related to new and existing subscribers are recorded as a reduction of equipment revenues;

(iv)  Installation fees and activation fees charged to subscribers do not meet the criteria as a separate unit of accounting. As a result, in Wireless these fees are recorded as part of equipment revenue and, in Cable, are deferred and amortized over the related service period. The related service period for Cable ranges from 26 to 48 months, based on subscriber disconnects, transfers of service and moves. Incremental direct installation costs related to reconnects are deferred to the extent of deferred installation fees and amortized over the same period as these related installation fees. New connect installation costs are capitalized to PP&E and amortized over the useful life of the related assets;
(v)   Advertising revenue is recorded in the period the advertising airs on the Company’s radio or television stations and the period in which advertising is featured in the Company’s publications;
(vi)  Monthly subscription revenues received by television stations for subscriptions from cable and satellite providers are recorded in the month in which they are earned;
(vii) The Toronto Blue Jays Baseball Club’s (“Blue Jays”) revenue from home game admission and concessions is recognized as the related games are played during the baseball regular season. Revenue from radio and television agreements is recorded at the time the related games are aired. The Blue Jays also receive revenue from the Major League Baseball Revenue Sharing Agreement, which distributes funds to and from member clubs, based on each club’s revenues. This revenue is recognized in the season in which it is earned, when the amount is estimable and collectibility is reasonably assured; and
(viii)Discounts provided to customers related to combined purchases of Wireless, Cable and Media products and services are charged directly to the revenue for the products and services to which they relate.

The Company offers certain products and services as part of multiple deliverable arrangements. The Company divides multiple deliverable arrangements into separate units of accounting. Components of multiple deliverable arrangements are separately accounted for provided the delivered elements have stand-alone value to the customers and the fair value of any undelivered elements can be objectively and reliably determined. Consideration for these units is measured and allocated amongst the accounting units based upon their fair values and the Company’s relevant

73	ROGERS COMMUNICATIONS INC. 2009 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
revenue recognition policies are applied to them. The Company recognizes revenue once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, fees are fixed and determinable and collectibility is reasonably assured.

Unearned revenue includes subscriber deposits, cable installation fees and amounts received from subscribers related to services and subscriptions to be provided in future periods.

(C)    SUBSCRIBER ACQUISITION AND RETENTION COSTS :
Except as described in note 2(b)(iv), as it relates to cable installation costs, the Company expenses the costs related to the acquisition or retention of subscribers.

(D)    STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS:
The Company’s employee stock option plans, which are described in note 19(a), attach cash settled share appreciation rights (“SARs”) to all granted stock options. The SARs feature allows the option holder to elect to receive in cash an amount equal to the intrinsic value, being the excess market price of the Class B Non-Voting share over the exercise price of the option, instead of exercising the option and acquiring Class B Non-Voting shares. All outstanding stock options are classified as liabilities and are carried at their intrinsic value, as adjusted for vesting, measured as the difference between the current stock price and the option exercise price. The intrinsic value of the liability is marked-to-market each period and is amortized to income over the period in which the related services are rendered, which is usually the graded vesting period, or, as applicable, over the period to the date an employee is eligible to retire, whichever is shorter.

The Company has a restricted share unit (“RSU”) plan, which is described in note 19(b). RSUs that will be settled in cash are recorded as liabilities. The measurement of the liability and compensation costs for these awards is based on the intrinsic value of the award and is recorded as a charge to income over the vesting period of the award. Changes in the Company’s liability subsequent to the grant of the award and prior to the settlement date, due to changes in the market value of the underlying Class B Non-Voting shares, are recorded as a charge to income in the period incurred. The payment amount is established as of the vesting date of the award.

The Company has a deferred share units (“DSU”) plan, which is described in note 19(c). DSUs that will be settled in cash are recorded as liabilities. The measurement of the liability and compensation costs for these awards is based on the intrinsic value of the award at the date of grant. Changes in the Company’s liability subsequent to grant of the award and prior to the settlement date, due to changes in the market value of the underlying Class B Non-Voting shares, are recorded as a charge to income in the period incurred. The payment amount is established as of the vesting date of the award.

The employee share accumulation plan allows employees to voluntarily participate in a share purchase plan. Under the terms of the plan, employees of the Company can contribute a specified percentage of their regular earnings through payroll deductions and the Company makes certain defined contribution matches, which are recorded as compensation expense in the period made.

(E)    DEPRECIATION:
PP&E are depreciated over their estimated useful lives as follows:

Asset	Basis	Rate
Buildings	Mainly diminishing balance	5% to 6⅔%
Towers, head-ends and transmitters	Straight line	6⅔% to 25%
Distribution cable and subscriber drops	Straight line	5% to 20%
Network equipment	Straight line	6⅔% to 33⅓%
Wireless network radio base station equipment	Straight line	12½% to 14⅓%
Computer equipment and software	Straight line	14⅓% to 33⅓%
Customer equipment	Straight line	20% to 33⅓%
Leasehold improvements	Straight line	Over shorter of
estimated useful life
and lease term
Equipment and vehicles	Mainly diminishing balance	5% to 33⅓%

(F)    INCOME TAXES:
Future income tax assets and liabilities are recognized for the future income tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future income tax asset if it is not more likely than not that the asset will be realized.

(G)    FOREIGN CURRENCY TRANSLATION :
Monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at the exchange rate in effect at the balance sheet dates and non-monetary assets and liabilities and related depreciation and amortization expenses are translated at the historical exchange rate. Revenue and expenses, other than depreciation and amortization, are translated at the average rate for the month in which the transaction was recorded. Exchange gains or losses on translating long-term debt are recognized in the consolidated statements of income and consolidated statements of comprehensive income, as applicable. Foreign exchange gains or losses are primarily related to the translation of long-term debt.

ROGERS COMMUNICATIONS INC. 2009 ANNUAL FINANCIAL STATEMENTS AND NOTES	74

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(H)   FINANCIAL AND DERIVATIVE INSTRUMENTS:
(i)    Adoption of new financial instruments standards:
Effective December 31, 2009, the Company adopted The Canadian Institute of Chartered Accountants’ (“CICA”) amended Section 3862, Financial Instruments - Disclosures, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require disclosure of the three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Financial assets and financial liabilities in Level two include valuations using inputs based on observable market data, either directly or indirectly other than the quoted prices. Level three valuations are based on inputs that are not based on observable market data. The adoption of these standards did not have any impact on the classification and measurement of the Company’s financial instruments or the liquidity risk disclosures. The new disclosures pursuant to this amended Handbook Section are included in note 15.

On January 1, 2008, the Company adopted CICA Handbook Section 3862, Financial Instruments - Disclosures (“CICA 3862”), and CICA Handbook Section 3863, Financial Instruments - Presentation (“CICA 3863”).

CICA 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity’s financial position and its performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the year and at the balance sheet date, and how the entity manages those risks.

CICA 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, gains and losses, and circumstances in which financial assets and financial liabilities are offset.

The adoption of these standards did not have any impact on the classification and measurement of the Company’s financial instruments. The disclosures pursuant to these Handbook Sections are included in note 15.

(ii)   Financial instruments:
Cash and cash equivalents are classified as held-for-trading. Held-for-trading financial assets are recorded at fair value on the consolidated balance sheets with changes in fair value recorded in the consolidated statements of income.

The Company’s other financial assets are classified as available-for-sale or loans and receivables. Available-for-sale investments are carried at fair value on the balance sheet, with changes in fair value recorded in other comprehensive income, until such time as the investments are disposed of or an other-than-temporary impairment has occurred, in which case the impairment is recorded in income. Loans and receivables and all financial liabilities are carried at amortized cost using the effective interest method. The Company determined that none of its non-derivative financial assets are classified as held-to-maturity and none of its non-derivative financial liabilities are classified as held-for-trading.

The Company records all transaction costs for financial assets and financial liabilities in the consolidated statements of income as incurred, except for transaction costs paid to a lending institution relating to the bank credit facility which are deferred and amortized over the term of the facility.

(iii)  Derivative instruments:
All derivatives, including embedded derivatives that must be separately accounted for, are measured at fair value, with changes in fair value recorded in the consolidated statements of income unless they are effective cash flow hedging instruments.

When hedge accounting is applied, the Company formally documents the relationship between derivative instruments and the hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. At the instrument’s inception, the Company also formally assesses whether the derivatives are highly effective at reducing or modifying interest rate or foreign exchange risk related to the future anticipated interest and principal cash outflows associated with the hedged item. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedging item. On a quarterly basis, the Company confirms that the derivative instruments continue to be highly effective at reducing or modifying interest rate or foreign exchange risk associated with the hedged items. Any hedge ineffectiveness is recognized in the consolidated statements of income immediately.

The fair value of the Company’s cross-currency interest rate exchange agreements (“Derivatives”) is determined using an estimated credit-adjusted mark-to-market valuation which involves increasing the treasury-related discount rates used to calculate the risk-free estimated mark-to-market valuation by an estimated credit spread (“Credit Spread”) for the relevant term and counterparty for each Derivative. In the case of Derivatives in an asset position (i.e., those Derivatives for which the counterparties owe the Company on a net basis), the Credit Spread for the counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value. In the case of Derivatives in a liability position (i.e., those Derivatives for which the Company owes the counterparties on a net basis), the Company’s Credit Spread is added to the risk-free discount rate. The changes in fair value of the Derivatives designated as hedges for accounting purposes are recorded in other comprehensive income, to the extent effective, until the variability of cash flows relating to the hedged asset or liability is recognized in the consolidated statements of income.

75	ROGERS COMMUNICATIONS INC. 2009 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(I)    CAPITAL DISCLOSURES :
Effective January 1, 2008, the Company adopted the new recommendations of CICA Handbook Section 1535, Capital Disclosures (“CICA 1535”). CICA 1535 requires that an entity disclose information that enables users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences for non-compliance. These disclosures are included in note 21.

(J)   NET INCOME PER SHARE:
The diluted net income per share calculation considers the impact of employee stock options using the treasury stock method. There is no dilutive impact of employee stock options after May 28, 2007, due to the amendment to attach cash settled SARs to all new and previously granted options.

(K)   INVENTORIES AND ROGERS RETAIL RENTAL INVENTORY:
Inventories are primarily valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value. Rogers Retail rental inventory, which includes videocassettes, DVDs and video games, is amortized to its estimated residual value. The residual value of Rogers Retail rental inventory is recorded as a charge to operating expense upon the sale of Rogers Retail rental inventory. Amortization of Rogers Retail rental inventory is charged to cost of sales on a diminishing-balance basis over a six month period.

(L)   DEFERRED FINANCING COSTS :
The direct costs paid to lenders to obtain revolving credit facilities are deferred and amortized on a straight-line basis over the life of the revolving credit facilities to which they relate.

(M)  PENSION BENEFITS :
The Company accrues its pension plan obligations as employees render the services necessary to earn the pension. The Company uses a discount rate determined by reference to market yields at the measurement dates to measure the accrued pension benefit obligation and uses the corridor method to amortize actuarial gains or losses (such as changes in actuarial assumptions and experience gains or losses) over the average remaining service life of the employees. Under the corridor method, amortization is recorded only if the accumulated net actuarial gains or losses exceed 10% of the greater of accrued pension benefit obligation and the fair value of the plan assets at the beginning of the year.

The Company uses the following methods and assumptions for pension accounting:

(i)   The cost of pensions is actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, compensation levels at the time of retirement and retirement ages of employees. Changes in these assumptions would impact future pension expense.

(ii)   For the purpose of calculating the expected return on plan assets, those assets are valued at fair value.

(iii)  Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees.

(N)  PROPERTY, PLANT AND EQUIPMENT:
PP&E are recorded at cost. During construction of new assets, direct costs plus a portion of applicable overhead costs are capitalized. Repairs and maintenance expenditures are charged to operating expenses as incurred.

The cost of the initial cable subscriber installation is capitalized. Costs of all other cable connections and disconnections are expensed, except for direct incremental installation costs related to reconnect Cable customers, which are deferred to the extent of reconnect installation revenues. Deferred reconnect revenues and expenses are amortized over the related estimated service period.

(O)  ACQUIRED PROGRAM RIGHTS:
Acquired program rights for broadcasting are carried at the lower of cost less accumulated amortization, and net realizable value. Acquired program rights and the related liabilities are recorded on the consolidated balance sheets when the licence period begins and the program is available for use. The cost of acquired program rights is amortized over the expected exhibition period of the related programs. Net realizable value of acquired program rights is assessed using an industry standard methodology.

(P)  GOODWILL AND INTANGIBLE ASSETS :
(i)    Adoption of new goodwill and intangible assets standard:
Effective January 1, 2009, the Company adopted Handbook Section 3064, Goodwill and Intangible Assets (“CICA 3064”). CICA 3064, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. This new standard was applied retrospectively, with restatement of prior periods. The adoption of CICA 3064 resulted in a $16 million decrease in other long-term assets relating to deferred commissions and pre-operating costs, and an $11 million decrease in retained earnings at January 1, 2008, net of income taxes of $5 million and had no material impact on previously reported net income in 2008.

(ii)   Goodwill:
Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the tangible and identifiable intangible assets acquired, less liabilities assumed, based on their fair values. When the Company enters into a business combination, the purchase method of accounting is used. Goodwill is assigned, as of the date of the business combination, to reporting units that are expected to benefit from the business combination.

Goodwill is not amortized but instead is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit, including goodwill, is compared with its fair value. When the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case, the implied fair value of the reporting unit’s goodwill, determined in the same

ROGERS COMMUNICATIONS INC. 2009 ANNUAL FINANCIAL STATEMENTS AND NOTES	76

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
manner as the value of goodwill is determined in a business combination, is compared with its carrying amount to measure the amount of the impairment loss, if any.

(iii)   Intangible assets:
Intangible assets acquired in a business combination are recorded at their fair values. Intangible assets with finite useful lives are amortized over their estimated useful lives and are tested for impairment, as described in note 2(q). Intangible assets having an indefinite life, being spectrum and broadcast licences, are not amortized but are tested for impairment on an annual or more frequent basis by comparing their fair value to their carrying amount. An impairment loss on an indefinite life intangible asset is recognized when the carrying amount of the asset exceeds its fair value.

Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives as follows:

(R)   ASSET RETIREMENT OBLIGATIONS:
Asset retirement obligations are legal obligations associated with the retirement of PP&E that result from their acquisition, lease, construction, development or normal operations. The Company records the estimated fair value of a liability for an asset retirement obligation in the year in which it is incurred and when a reasonable estimate of fair value can be made. The fair value of a liability for an asset retirement obligation is the amount at which that liability could be settled in a current transaction between willing parties, that is, other than in a forced or liquidation transaction and, in the absence of observable market transactions, is determined as the present value of expected cash flows. The Company subsequently allocates the asset retirement cost to expense using a systematic and rational method over the asset’s useful life, and records the accretion of the liability as a charge to operating expenses.

(S)   USE OF ESTIMATES :
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the years. Actual results could differ from those estimates.

Key areas of estimation, where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include the allowance for doubtful accounts and certain accrued liabilities, the ability to use income tax loss carryforwards and other future income tax assets and liabilities, capitalization of internal labour and overhead, useful lives of depreciable assets and intangible assets with finite useful lives, discount rates and expected returns on plan assets affecting pension expense and the deferred pension asset, estimation of Credit Spreads for determination of the fair value of derivative instruments and the assessment of the recoverability or impairment of long-lived assets, goodwill and intangible assets, which require estimates of future cash flows and discount rates. For business combinations, key areas of estimation and judgment include the allocation of the purchase price and related severance costs.

Significant changes in the assumptions, including those with respect to future business plans and cash flows, could materially change the recorded carrying amounts.

(T)   RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS:
(i)    Business Combinations:
In October 2008, the CICA issued Handbook Section 1582, Business Combinations (“CICA 1582”), concurrently with Handbook Sections 1601, Consolidated Financial Statements (“CICA 1601”), and 1602, Non-controlling Interests (“CICA 1602”). CICA 1582, which replaces Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces Handbook Section 1600, carries forward the

Brand name – Rogers	20 years
Brand name – Fido	5 years
Brand name – Citytv	5 years
Subscriber bases	2¼ to 4⅔ years
Roaming agreements	12 years
Dealer networks	4 years
Marketing agreement	5 years

The Company tested goodwill and intangible assets with indefinite lives for impairment during 2009 and recorded a write-down in intangible assets of $5 million related to the CIKZ Kitchener and OMNI broadcast licences (note 11(a)). The Company tested goodwill and intangible assets with indefinite lives for impairment during 2008 and recorded a write-down of $154 million related to the goodwill of the conventional television reporting unit and $75 million related to the Citytv broadcast licence (note 11(a)).

(Q)   IMPAIRMENT OF LONG-LIVED ASSETS :
The Company reviews long-lived assets, which include PP&E and intangible assets with finite useful lives, for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of a group of assets is less than its carrying amount, it is considered to be impaired. An impairment loss is measured as the amount by which the carrying amount of the group of assets exceeds its fair value.

The Company tested long-lived assets with finite useful lives for impairment during 2009 and recorded a write-down of $13 million related to the OMNI Canadian Radio-television and Telecommunication Commission (“CRTC”) commitments asset (note 13). The Company tested long-lived assets with finite useful lives for impairment during 2008 and recorded a write-down of $51 million related to the Citytv CRTC commitments asset (note 13) and $14 million related to the Citytv brand name (note 11(a)(ii)).

77	ROGERS COMMUNICATIONS INC. 2009 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests. CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination. These new standards are effective for the Company’s interim and annual consolidated financial statements commencing on January 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year. The Company is assessing the impact of the new standards on its consolidated financial statements.

(ii)   Multiple deliverable revenue arrangements:
In December 2009, the CICA issued EIC-175, Multiple Deliverable Revenue Arrangements (“EIC-175”). EIC-175, which replaces EIC-142, Revenue Arrangements with Multiple Deliverables, addresses some aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. This new standard is effective for the Company’s interim and annual consolidated financial statements commencing on January 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year. The Company is assessing the impact of the new standard on its consolidated financial statements.

(iii)  International Financial Reporting Standards (“IFRS”):
In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that significantly affects financial reporting requirements for Canadian public companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period.

In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. The Company’s first annual IFRS financial statements will be for the year ending December 31, 2011 and will include the comparative period of 2010. Starting in the first quarter of 2011, the Company will provide unaudited consolidated financial information in accordance with IFRS including comparative figures for 2010.

The Company has completed a preliminary assessment of the accounting and reporting differences under IFRS as compared to Canadian GAAP, however, management has not yet finalized its determination of the impact of these differences on the consolidated financial statements.

ROGERS COMMUNICATIONS INC. 2009 ANNUAL FINANCIAL STATEMENTS AND NOTES	78

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
3. SEGMENTED INFORMATION:
(A)   OPERATING SEGMENTS :
The accounting policies of the segments are the same as those described in the significant accounting policies (note 2). The Company discloses segment operating results based on income before settlement of pension obligations, integration and restructuring, stock-based compensation expense (recovery), adjustment for CRTC Part II fees decision, contract termination fees, depreciation and amortization, impairment losses on goodwill, intangible assets and other long-term assets, interest on long-term debt, debt issuance costs, loss on repayment of long-term debt, foreign exchange gain (loss), change in fair value of derivative instruments, other income (expense) and income taxes, consistent with internal management reporting. This measure of segment operating results differs from operating income in the consolidated statements of income. All of the Company’s reportable segments are substantially in Canada.

Information by reportable segments is as follows:

	2009					2008
				Corporate					Corporate
				items and	Consolidated				items and	Consolidated
	Wireless	Cable	Media	eliminations	totals	Wireless	Cable	Media	eliminations	totals
Operating revenue	$6,654	$3,948	$1,407	$(278)	$11,731	$6,335	$3,809	$1,496	$(305)	$11,335

Cost of sales	1,059	201	167	(47)	1,380	1,005	197	178	(77)	1,303
Sales and marketing	630	446	209	(78)	1,207	691	466	269	(92)	1,334
Operating, general and administrative*	1,923	1,977	912	(56)	4,756	1,833	1,913	907	(15)	4,638
	3,042	1,324	119	(97)	4,388	2,806	1,233	142	(121)	4,060
Settlement of pension obligations	3	11	15	1	30	-	-	-	-	-
Integration and restructuring	33	46	35	3	117	14	20	11	6	51
Stock-based compensation recovery*	-	(12)	(8)	(13)	(33)	(5)	(32)	(17)	(46)	(100)
Adjustment for CRTC Part II fees decision*	-	(46)	(15)	-	(61)	-	25	6	-	31
Contract termination fees*	-	-	19	-	19	-	-	-	-	-
	3,006	1,325	73	(88)	4,316	2,797	1,220	142	(81)	4,078
Depreciation and amortization	660	808	63	199	1,730	588	791	76	305	1,760
Impairment losses on goodwill, intangible assets and other long-term assets	-	-	18	-	18	-	-	294	-	294
Operating income (loss)	$2,346	$517	$(8)	$(287)	2,568	$2,209	$429	$(228)	$(386)	2,024
Interest on long-term debt					(647)					(575)
Debt issuance costs					(11)					(16)
Loss on repayment of long-term debt					(7)					-
Foreign exchange gain (loss)					136					(99)
Change in fair value of derivative instruments					(65)					64
Other income, net					6					28
Income before income taxes					$1,980					$1,426
Additions to PP&E	$865	$693	$62	$235	$1,855	$929	$886	$81	$125	$2,021
Goodwill	$1,140	$982	$896	$-	$3,018	$1,140	$982	$902	$-	$3,024
Total assets	$7,988	$5,055	$1,884	$2,091	$17,018	$8,357	$5,153	$1,930	$1,642	$17,082
*Included with operating, general and administrative expenses in consolidated statements of income.
79	ROGERS COMMUNICATIONS INC. 2009 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In addition, Cable consists of the following reportable segments:
					2009					2008
		Rogers		Corporate			Rogers		Corporate
	Cable	Business	Rogers	items and	Total	Cable	Business	Rogers	items and	Total
	Operations	Solutions	Retail	eliminations	Cable	Operations	Solutions	Retail	eliminations	Cable
Operating revenue	$3,074	$503	$399	$(28)	$3,948	$2,878	$526	$417	$(12)	$3,809

Cost of sales	-	-	201	-	201	-	-	197	-	197
Sales and marketing	243	26	182	(5)	446	248	26	192	-	466
Operating, general and administrative*	1,533	442	25	(23)	1,977	1,459	441	25	(12)	1,913
	1,298	35	(9)	-	1,324	1,171	59	3	-	1,233
Settlement of pension obligations	10	-	1	-	11	-	-	-	-	-
Integration and restructuring	31	3	12	-	46	9	6	5	-	20
Stock-based compensation expense (recovery)*	(12)	1	(1)	-	(12)	(30)	(1)	(1)	-	(32)
Adjustment for CRTC Part II fees decision*	(46)	-	-	-	(46)	25	-	-	-	25
	1,315	31	(21)	-	1,325	1,167	54	(1)	-	1,220
Depreciation and amortization					808					791
Operating income					$517					$429
Additions to PP&E	$642	$37	$14	$-	$693	$829	$36	$21	$-	$886
Goodwill	$982	$-	$-	$-	$982	$982	$-	$-	$-	$982
Total assets	$4,714	$482	$181	$(322)	$5,055	$4,003	$1,210	$265	$(325)	$5,153
*Included with operating, general and administrative expenses in consolidated statements of income.
(B) PRODUCT RE VENUE: Revenue is comprised of the following:
	2009	2008
Wireless:
Postpaid	$5,948	$5,558
Prepaid	297	285
Network revenue	6,245	5,843
Equipment sales	409	492
	6,654	6,335
Cable:
Cable Operations	3,074	2,878
Rogers Business Solutions ("RBS")	503	526
Rogers Retail	399	417
Intercompany eliminations	(28)	(12)
	3,948	3,809
Media:
Advertising	674	758
Circulation and subscription	219	184
Retail	258	276
Blue Jays/Sports Entertainment	181	198
Other	75	80
	1,407	1,496
Corporate items and intercompany eliminations	(278)	(305)
	$11,731	$11,335

ROGERS COMMUNICATIONS INC. 2009 ANNUAL FINANCIAL STATEMENTS AND NOTES	80

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
4. BUSINESS COMBINATIONS AND DIVESTITURES:

(A)   2009 ACQUISITIONS:
      K-Rock 1057 Inc.:
On May 31, 2009, the Company acquired the assets of K-Rock 1057 Inc. for cash consideration of $11 million. K-Rock 1057 Inc. held the assets of radio stations K-Rock and KIX Country in Kingston, Ontario. The acquisition was accounted for using the purchase method with the results of operations consolidated with those of the Company effective May 31, 2009. The fair values of the assets acquired and liabilities assumed, which were finalized during 2009, are as follows:

(ii)    Aurora Cable TV Limited:
On June 12, 2008, the Company acquired 100% of the outstanding shares of Aurora Cable TV Limited (“Aurora Cable”) for cash consideration of $80 million, including a $16 million deposit paid during the first quarter of 2008. In addition, the Company contributed $10 million to simultaneously pay down certain credit facilities of Aurora Cable. Aurora Cable provides cable television, Internet and telephony services in the Town of Aurora and the community of Oak Ridges, in Richmond Hill, Ontario. The acquisition was accounted for using the purchase method with the results of operations consolidated with those of the Company effective June 12, 2008. The fair values of the assets acquired and liabilities assumed, which were finalized during 2008 are as follows:

Purchase price			$11	Purchase price	$80
PP&E			$1	Current assets	$1
Broadcast licence			4	Subscriber base	13
Fair value of net assets acquired			$5	PP&E	31
Goodwill			$6	Current liabilities	(3)
				Future income tax liabilities	(8)
The goodwill has been allocated to the Media reporting segment and is tax deductible.				Credit facilities	(10)
(B)   2008 ACQUISITIONS AND DIVESTITURES:
(i)    Outdoor Life Network:

On July 31, 2008, the Company acquired the remaining two-thirds of the shares of Outdoor Life Network that it did not already own, for cash consideration of $39 million. The acquisition was accounted for using the purchase method with the results of operations consolidated with those of the Company effective July 31, 2008.

During 2009, the Company finalized the purchase price allocation for the Outdoor Life Network acquisition. This resulted in an increase in broadcast licence of $15 million, an increase in future income tax liabilities of $3 million, and a corresponding decrease in goodwill of $12 million. The adjustments had the following effects on the purchase price allocation from the amounts recorded and disclosed in the 2008 consolidated financial statements:
				Fair value of net assets acquired	$24
				Goodwill	$56

The goodwill has been allocated to the Cable reporting segment and is not tax deductible.

(iii)   channel m:

On April 30, 2008, the Company acquired the assets of Vancouver multicultural television station channel m, from Multivan Broadcast Corporation, for cash consideration of $61 million. The acquisition was accounted for using the purchase method with the results of operations consolidated with those of the Company effective April 30, 2008. The fair values of the assets acquired and liabilities assumed, which were finalized during 2008 are as follows:

			Final
	As at		purchase	Purchase price	$61
	December 31,		price	Current assets	$5
	2008	Adjustments	allocation	Broadcast licence	9
Purchase price	$39	$-	$39	PP&E	6
Current assets	$11	$-	$11	Current liabilities	(7)
Broadcast licence	-	15	15	Fair value of net assets acquired	$13
Future income tax liabilities	-	(3)	(3)	Goodwill	$48
Current liabilities	(3)	-	(3)
Fair value of net assets acquired	$8	$12	$20	The goodwill has been allocated to the Media reporting segment and is tax deductible.
Goodwill	$31	$(12)	$19

The goodwill has been allocated to the Media reporting segment and is not tax deductible.
81	ROGERS COMMUNICATIONS INC. 2009 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(iv)  CIKZ-FM Kitchener:
On January 27, 2008, the Company acquired the radio assets of CIKZ-FM Kitchener in exchange for: the net assets of CICX-FM Orillia; the redemption of an investment in the shares of the Kitchener station of $4 million; and $4 million in cash. The transaction was accounted for using the purchase method with the results of operations consolidated with those of the Company effective January 27, 2008.

(v)   Citytv:
On October 31, 2007, the Company acquired certain real properties and 100% of the shares of the legal entities holding the operations of the Citytv network of five television stations in Canada, from CTVglobemedia Inc. for cash consideration of $405 million, including acquisition costs. The acquisition was accounted for using the purchase method, with the results of operations consolidated with those of the Company effective October 31, 2007.

During 2008, the Company finalized the purchase price allocation of the Citytv acquisition and the Company paid an additional $3 million as settlement for a working capital adjustment which increased the purchase price paid to $408 million. In addition to the working capital adjustment, valuations of certain tangible and intangible assets acquired were completed. The adjustments had the following effects on the purchase price allocation from the amounts recorded and disclosed in the 2007 consolidated financial statements:

(vi)  Other:
During 2007, the Company announced its intention to divest of the assets of two television stations in British Columbia and Manitoba for approximately $6 million as part of CRTC approval to secure the Citytv acquisition. The transaction to divest these stations received CRTC approval on March 31, 2008 and the transaction closed on May 25, 2008.

During 2008, the Company made various other acquisitions, accounted for by the purchase method, for cash consideration of approximately $4 million.

			Final
	As at		purchase
	December 31,		price
	2007	Adjustments	allocation
Purchase price	$405	$3	$408
Current assets	$33	$(2)	$31
Program inventory	25	(16)	9
PP&E	32	18	50
Brand name	26	-	26
Broadcast licence	86	-	86
Advertising bookings	-	6	6
Future income tax liabilities	(15)	-	(15)
Current liabilities	(32)	(16)	(48)
Other liabilities	(14)	6	(8)
Fair value of net assets acquired	$141	$(4)	$137
Goodwill	$264	$7	$271
The goodwill has been allocated to the Media reporting segment and is not tax deductible.
ROGERS COMMUNICATIONS INC. 2009 ANNUAL FINANCIAL STATEMENTS AND NOTES	82

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
5. INVESTMENT IN JOINT VENTURES:
The Company has contributed certain assets to joint ventures involved in the provision of wireless broadband Internet service and in certain mobile commerce initiatives. As at December 31, 2009 and	2008 and for the years then ended, proportionately consolidating these joint ventures resulted in the following increases (decreases) in the accounts of the Company:
	2009	2008
Current assets	$-	$7
Long-term assets	103	68
Current liabilities	16	4
Revenue	-	-
Expenses	32	29
Net loss for the year	(32)	(29)

In 2009, the Company completed the purchase of spectrum and broadcast licences from Look Communications Inc. (“Look”) (through the Company’s joint venture with Bell Canada, Inukshuk Wireless Partnership (“Inukshuk”)). Under the agreement, Inukshuk paid $80 million for Look’s 92 MHz of spectrum in the provinces of Ontario and Quebec. The Company recorded an increase in spectrum licences of $40 million (note 11(c)) related to its proportionate share of the purchase.

In 2007, the Company contributed its 2.3 GHz and 3.5 GHz spectrum licences with a carrying value of $11 million to a 50% owned joint venture for non-cash consideration of $58 million. A deferred gain of $24 million, being the portion of the excess of fair value over carrying value related to the other non-related venturer’s interest in the spectrum licences contributed by the Company, was recorded on contribution of these spectrum licences. This deferred gain is recorded in other long-term liabilities and is being amortized to income on a straight-line basis over seven years, of which $4 million was recognized in 2009 (2008 - $4 million). In addition to a cash contribution of $8 million, the other venturer also contributed its 2.3 GHz and 3.5 GHz spectrum licences valued at $50 million to the joint venture. The Company recorded an increase in spectrum licences and cash of $25 million and $4 million, respectively, related to its proportionate share of the contribution by the other venturer.

6. INTEGRATION AND RESTRUCTURING EXPENSES:
During 2009, the Company incurred $87 million (2008 - $38 million) of restructuring expenses related to severances resulting from the targeted restructuring of its employee base to combine the Cable and Wireless businesses into a communications organization and to improve the Company’s cost structure in light of the current economic and competitive conditions, which related to Media in 2009 and to Cable, Wireless and Media in 2008.

During 2009, the Company incurred $23 million (2008 - nil) of restructuring expenses resulting from the outsourcing of certain information technology functions.

During 2009, the Company incurred $2 million (2008 - $8 million) of integration expenses related to the integration of previously acquired businesses and related restructuring.

During 2009, the Company incurred $1 million (2008 - $1 million) of restructuring expenses related to RBS, which is related to severances resulting from staff reductions to reflect a reduction in customer acquisition efforts related to enterprise and larger business segments.

During 2009, the Company incurred $4 million (2008 - $4 million) related to the closure of 20 (2008 - 18) underperforming retail store locations, primarily located in the province of Ontario.

The additions to the liabilities related to the severances and payments made against such liabilities during 2009 are as follows:

	As at			As at
	December 31,			December 31,
	2008	Additions	Payments	2009
2008 severances to improve Company’s cost structure	$35	$-	$(27)	$8
2009 severances to improve Company’s cost structure in Media and combine
Cable and Wireless ongoing activities	-	87	(14)	73
Severances related to RBS restructuring costs	2	1	(1)	2
Outsourcing of certain information technology functions	-	23	(14)	9
Retail store closures	1	4	(3)	2
Integration of previously acquired businesses	-	2	-	2
	$38	$117	$(59)	$96
The remaining liability, which is included in accounts payable and accrued liabilities as at December 31, 2009, will be paid over the course of 2010 and 2011.
83	ROGERS COMMUNICATIONS INC. 2009 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
7. INCOME TAXES:
The income tax effects of temporary differences that give rise to significant portions of future income tax assets and liabilities are as follows:
	2009	2008
		(Restated -
		note 2(p)(i))
Future income tax assets:
Non-capital income tax loss carryforwards	$148	$377
Capital loss carryforwards	31	37
Deductions relating to long-term debt and other transactions denominated in foreign currencies	42	39
Investments	8	13
Liability for stock-based compensation	47	81
Ontario harmonization credit	64	65
Other deductible differences	144	154
Total future income tax assets	484	766
Less valuation allowance	52	144
	432	622
Future income tax liabilities:
PP&E and inventory	(246)	(126)
Goodwill and intangible assets	(325)	(367)
Other taxable differences	(38)	(22)
Total future income tax liabilities	(609)	(515)
Net future income tax asset (liability)	(177)	107
Less current portion	220	451
Future income tax liabilities	$(397)	$(344)

In assessing future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the years in which the temporary differences are deductible. Management considers the scheduled reversals of future income tax liabilities, the character of the future income tax assets and available tax planning strategies in making this assessment.

To the extent that management believes that the future income tax assets do not meet the more likely than not recognition criterion, a valuation allowance is recorded against the future income tax assets.

The valuation allowance at December 31, 2009, includes $44 million of foreign future income tax assets and $8 million relating to capital loss carryforwards.

Income tax expense varies from the amounts that would be computed by applying the statutory income tax rate to income before income taxes for the following reasons:

	2009	2008
Statutory income tax rate	32.3%	32.7%
Computed income tax expense	$640	$466
Increase (decrease) in income taxes resulting from:
Change in valuation allowance	(64)	19
Effect of tax rate changes	(58)	(33)
Ontario harmonization credit	-	(65)
Impairment losses on goodwill and intangible assets not deductible for tax	-	51
Other items	(16)	(14)
Income tax expense	$502	$424

ROGERS COMMUNICATIONS INC. 2009 ANNUAL FINANCIAL STATEMENTS AND NOTES	84

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During 2009, the Company released $64 million of its valuation allowance as an income tax recovery in the consolidated statements of income. Of this amount, $14 million relates to a decrease of future tax assets in foreign jurisdictions arising from foreign exchange fluctuations and the remaining $50 million relates to unrealized gains on investments and financial instruments.

During 2008, the Company recorded an increase in its valuation allowance of $25 million. Of this increase, $19 million relates to future tax assets in foreign jurisdictions and was recorded as an increase in income tax expense in the consolidated statements of income. The remaining $6 million relates primarily to unrealized losses on investments and financial instruments and was charged to other comprehensive income.

During 2008, the Company recorded the benefit of an income tax credit of $65 million arising from the harmonization of the Ontario provincial income tax system with the Canadian federal income tax system. The resulting income tax credit will be available to reduce future Ontario income taxes until 2013.

Income taxes payable of $207 million (2008 - $1 million) is included in accounts payable and accrued liabilities.

As at December 31, 2009, the Company has the following Canadian non-capital income tax losses available to reduce future years' income for income tax purposes:

Income tax losses expiring in the year ending December 31:
2010	$17
2011 - 2014	-
Thereafter	353
$370

In addition to the amounts above, as at December 31, 2009, the Company had approximately $73 million in non-capital income tax losses in foreign subsidiaries expiring between 2023 and 2028.

As at December 31, 2009, the Company had approximately $246 million of available capital losses to offset future capital gains.

8. NET INCOME PER SHARE:
The following table sets forth the calculation of basic and diluted net income per share:
	2009	2008
Numerator:
Net income for the year, basic and diluted	$1,478	$1,002
Denominator (in millions):
Weighted average number of shares outstanding - basic and diluted	621	638
Basic and diluted net income per share	$2.38	$1.57

9. OTHER CURRENT ASSETS:
	2009	2008
Inventories	$129	$256
Prepaid expenses	110	99
Acquired program rights	61	43
Rogers Retail rental inventory	27	29
Deferred compensation	10	12
Other	1	3
	$338	$442

Amortization expense for Rogers Retail rental inventory is charged to cost of sales and amounted to $43 million in 2009 (2008 - $43 million). The costs of acquired program rights are amortized to operating, general and administrative expenses over the expected performances of the related programs and amounted to $131 million in 2009 (2008 - $103 million). Cost of sales includes $1,337 million (2008 - $1,260 million) of inventory costs.
85	ROGERS COMMUNICATIONS INC. 2009 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
10. PROPERTY, PLANT AND EQUIPMENT:
Details of PP&E are as follows:

			2009			2008
		Accumulated	Net book		Accumulated	Net book
	Cost	depreciation	value	Cost	depreciation	value
Land and buildings	$828	$181	$647	$762	$156	$606
Towers, head-ends and transmitters	1,361	833	528	1,179	705	474
Distribution cable and subscriber drops	5,058	3,055	2,003	4,874	2,802	2,072
Network equipment	5,530	2,847	2,683	5,320	2,805	2,515
Wireless network radio base station equipment	1,219	654	565	1,459	876	583
Computer equipment and software	2,853	1,974	879	2,424	1,730	694
Customer equipment	1,358	949	409	1,260	787	473
Leasehold improvements	369	212	157	349	193	156
Equipment and vehicles	891	565	326	825	500	325
	$19,467	$11,270	$8,197	$18,452	$10,554	$7,898

Depreciation expense for 2009 amounted to $1,543 million (2008 - $1,456 million).	PP&E not yet in service and, therefore, not depreciated at December 31, 2009 amounted to $1,013 million (2008 - $853 million).
11. GOODWILL AND INTANGIBLE ASSETS:
(A)  IMPAIRMENT:
(i)   Goodwill:
The Company tested goodwill for impairment during 2009 and no impairment of goodwill was recorded.

In the fourth quarter of 2008, the Company determined that the fair value of its conventional television reporting unit was lower than its carrying value. This primarily resulted from weakening of industry expectations in the conventional television business and declines in advertising revenues. As a result, the Company recorded a goodwill impairment charge of $154 million related to its conventional television reporting unit, which is included in the Company’s Media operating segment.

In assessing whether or not there is an impairment, the Company uses a combination of approaches to determine the fair value of a reporting unit, including both the discounted cash flows and market approaches. If there is an indication of impairment, the Company uses a discounted cash flow model in estimating the amount of impairment. Under the discounted cash flows approach, the Company estimates the discounted future cash flows for three to seven years, depending on the reporting unit, and a terminal value. The future cash flows are based on the Company’s estimates and include consideration for expected future operating results, economic conditions and a general outlook for the industry in which the reporting unit operates. The discount rates used by the Company consider debt to equity ratios and certain risk premiums. The terminal value is the value attributed to the reporting unit’s operations beyond the projected time period of three to six years using a perpetuity rate based on expected economic conditions and a general outlook for the industry. Under the market approach, the Company estimates the fair value of the reporting unit by multiplying normalized earnings before interest, income taxes and depreciation and amortization by multiples based on market inputs.

The Company has made certain assumptions for the discount and terminal growth rates to reflect variations in expected future cash flows. These assumptions may differ or change quickly depending on economic conditions or other events. Therefore, it is possible that future changes in assumptions may negatively impact future valuations of reporting units and goodwill which would result in further goodwill impairment losses.

(ii)  Intangible assets:
In the fourth quarter of 2009, the Company recorded an impairment charge of $4 million relating to the CIKZ Kitchener broadcast license. Using the Greenfield income approach (in which the value is determined based on the present value of required resources and eventual returns of the broadcast licences), the Company determined the fair value of the CIKZ Kitchener broadcast license to be lower than its carrying value.

In addition, the Company recorded an impairment charge of $1 million related to the channel m (now part of OMNI) broadcast license using the Greenfield income approach and replacement cost. The Company determined the fair value of the channel m broadcast license to be lower than its carrying value.

In the fourth quarter of 2008, the Company recorded an impairment charge of $75 million relating to the Citytv broadcast licences. Using the Greenfield income approach and replacement cost, the Company determined the fair value of the Citytv broadcast licences to be lower than their carrying value.

In addition, the Company recorded an impairment charge of $14 million related to the Citytv brand name as the Citytv

ROGERS COMMUNICATIONS INC. 2009 ANNUAL FINANCIAL STATEMENTS AND NOTES	86

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
asset group was determined to be impaired and its carrying value exceeded its fair value. The Company determined the fair value of the Citytv brand name using the Capitalized Royalty Method.

The fair values of the broadcast licences and brand name declined in 2008 primarily as a result of the weakening of industry expectations in the conventional television business and declines in advertising revenues.

The Company has made certain assumptions within the Greenfield income approach and Capitalized Royalty Method which may differ or change quickly depending on economic conditions or other events. Therefore, it is possible that future changes in assumptions may negatively impact future valuations of intangible assets which would result in further impairment losses.

(B) GOODWILL: A summary of the changes to goodwill is as follows:
	2009	2008
Opening balance	$3,024	$3,027
Acquisition of K-Rock and Kix Country (note 4(a)(i))	6	-
Adjustments to Outdoor Life Network purchase price allocation (note 4(b)(i))	(12)	31
Acquisition of Aurora Cable (note 4(b)(ii))	-	56
Acquisition of channel m (note 4(b)(iii))	-	48
Other acquisitions and adjustments	-	9
Adjustments to Citytv purchase price allocation(note 4(b)(v))	-	7
Impairment charge on conventional television reporting unit (note 11(a)(i))	-	(154)
	$3,018	$3,024
(C) INTANGIBLE ASSETS : Details of intangible assets are as follows:
				2009				2008
	Cost				Cost
	prior to		Impairment		prior to		Impairment
	impairment	Accumulated	losses	Net book	impairment	Accumulated	losses	Net book
	losses	ammortization	(note 11 (a)(ii))	value	losses	ammortization	(note 11 (a)(ii))	value
Indefinite life:
Spectrum licences	$1,969	$-	$-	$1,969	$1,929	$-	$-	$1,929
Broadcast licences	115	-	5	110	164	-	75	89
Definite life:
Brand names	420	188	-	232	437	158	14	265
Subscriber bases	1,001	992	-	9	999	900	-	99
Roaming agreements	523	225	-	298	523	181	-	342
Dealer networks	41	41	-	-	41	41	-	-
Marketing agreement	52	27	-	25	52	15	-	37
Wholesale agreement	-	-	-	-	13	13	-	-
Advertising bookings	-	-	-	-	6	6	-	-
	$4,121	$1,473	$5	$2,643	$4,164	$1,314	$89	$2,761

87	ROGERS COMMUNICATIONS INC. 2009 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Amortization of brand names, subscriber bases, roaming agreements, dealer networks, wholesale agreements and marketing agreements amounted to $181 million for the year ended December 31, 2009 (2008 - $280 million).

During 2009, broadcast licences increased by $26 million as a result of acquisitions and adjustments to previously recorded purchase price allocations, and decreased by $5 million to reflect impairment of the carrying amount of the CIKZ Kitchener and OMNI broadcast licenses (note 11(a)(ii)). On July 29, 2009, the Company acquired the radio license for CFDR-AM Halifax from Newcap Inc. for cash consideration of $5 million and its CIGM-AM Sudbury radio licence, valued at $2 million.

During 2009, brand names decreased by $3 million to reflect the full amortization and removal of a trademark.

During 2009, subscriber bases increased by $2 million as a result of Media acquisitions.

During 2008, the Company participated in the Advanced Wireless Services spectrum auction in Canada which concluded on July 21, 2008, and acquired 20 MHz of spectrum across all 13 provinces and territories. The payments made to Industry Canada for the spectrum during the year ended December 31, 2008, totalled approximately $1,002 million. In addition, $6 million of incremental costs associated with the acquisition of the spectrum licences were capitalized, resulting in a total cost of $1,008 million. This amount has been recorded as part of the spectrum licences. The Company has determined that these licences have indefinite lives for accounting purposes and are, therefore, not being amortized.

During 2008, broadcast licences increased by $17 million as a result of acquisitions and decreased by $75 million to reflect impairment of the carrying amount of the Citytv broadcast licence (note 11(a)(ii)).

During 2008, brand names decreased by $14 million to reflect impairment of the carrying amount of the Citytv brand name (note 11(a)(ii)).

During 2008, subscriber bases increased by $13 million resulting from the acquisition of Aurora Cable (note 4(b)(ii)).

During 2008, the valuation of intangible assets acquired as part of the Citytv acquisition was finalized (note 4(b)(v)). This resulted in a $6 million increase in advertising bookings.

12. INVESTMENTS:
			2009	2008
			Carrying	Carrying
	Number	Description	value	value
Publicly traded companies, at quoted market value:
Cogeco Cable Inc.	9,795,675 (2008 - 6,595,675)	Subordinate Voting Common shares	$343	$228
Cogeco Inc.	5,023,300 (2008 - 3,399,800)	Subordinate Voting Common shares	144	85
Other publicly traded companies			9	6
			496	319
Private companies, at cost			18	17
Investments accounted for by the equity method			33	7
			$547	$343

In 2009, the Company acquired 3,200,000 Subordinate Voting common shares of Cogeco Cable Inc. for aggregate consideration of $117 million and 1,623,500 Subordinate Voting common shares of Cogeco Inc. for aggregate consideration of $46 million.

ROGERS COMMUNICATIONS INC. 2009 ANNUAL FINANCIAL STATEMENTS AND NOTES	88

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
13. OTHER LONG-TERM ASSETS:
	2009	2008
		Restated -
		(note 2(p)(i))
Deferred pension asset (note 17)	$134	$62
Acquired program rights	39	48
Indefeasible right of use agreements	29	31
Long-term receivables	23	25
Deferred installation costs	16	16
Deferred compensation	12	25
Cash surrender value of life insurance	11	10
CRTC commitments	6	24
Other	10	12
	$280	$253

Amortization of certain long-term assets for 2009 amounted to $6 million (2008 - $24 million). Accumulated amortization as at December 31, 2009, amounted to $6 million (2008 - $76 million). During 2009, the Company recorded an impairment charge of $13 million related to CRTC commitments as the carrying value of the OMNI asset group was determined to be in excess of fair value during impairment testing (note 11(a)(ii)). During 2008, the Company recorded an impairment charge of $51 million related to CRTC commitments as the carrying value of the Citytv asset group was determined to be in excess of fair value during impairment testing (note 11(a)(ii)).

During 2008, the CRTC commitments increased by $24 million, due to the CRTC grant of two new television licences ($10 million over seven years) and one new radio station ($1 million over six years), and the acquisition of channel m ($8 million over seven years), Outdoor Life Network ($4 million over seven years), and CIKZ-FM Kitchener ($1 million over seven years). The liability for CRTC committed expenditures is recorded upon granting of the licence with a corresponding asset. The liability is reduced as the qualifying expenditures are made. The amount of these liabilities, included in accounts payable and accrued liabilities and other long-term liabilities, is $62 million at December 31, 2009 (2008 - $83 million).

89	ROGERS COMMUNICATIONS INC. 2009 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
14. LONG-TERM DEBT:
	Due		Principal	Interest
	date		amount	rate	2009	2008
Corporate:
Bank credit facility				Floating	$-	$585
Senior Notes	2016		$1,000	5.80%	1,000	-
Senior Notes	2018	U.S.	1,400	6.80%	1,471	1,714
Senior Notes	2019		500	5.38%	500	-
Senior Notes	2038	U.S.	350	7.50%	368	429
Senior Notes	2039		500	6.68%	500	-
Formerly Rogers Wireless Inc.:
Senior Notes	2011	U.S.	490	9.625%	515	600
Senior Notes	2011		460	7.625%	460	460
Senior Notes	2012	U.S.	470	7.25%	494	575
Senior Notes	2014	U.S.	750	6.375%	788	918
Senior Notes	2015	U.S.	550	7.50%	578	673
Senior Subordinated Notes	2012	U.S.	400	8.00%	-	490
Fair value increment arising from purchase accounting					6	12
Formerly Rogers Cable Inc.:
Senior Notes	2011		175	7.25%	175	175
Senior Notes	2012	U.S.	350	7.875%	368	429
Senior Notes	2013	U.S.	350	6.25%	368	429
Senior Notes	2014	U.S.	350	5.50%	368	429
Senior Notes	2015	U.S.	280	6.75%	294	343
Senior Debentures	2032	U.S.	200	8.75%	210	245
Capital leases and other				Various	1	1
					8,464	8,507
Less current portion					1	1
					$8,463	$8,506

(A)  ISSUANCE OF SENIOR NOTES:
On November 4, 2009, the Company issued $500 million of 5.38% Senior Notes which mature on November 4, 2019 and $500 million of 6.68% Senior Notes which mature on November 4, 2039. The notes are redeemable, in whole or in part, at the Company’s option, at any time, subject to a certain prepayment premium. The net proceeds from the offering were approximately $993 million after deduction of the original issue discount of $1 million, and debt issuance costs of $6 million related to this issuance, which were incurred and expensed in 2009.

On May 26, 2009, the Company issued $1.0 billion of 5.80% Senior Notes which mature on May 26, 2016. The notes are redeemable, in whole or in part, at the Company’s option, at any time, subject to a certain prepayment premium. The net proceeds from the offering were approximately $993 million after deduction of the original issue discount of $2 million and debt issuance costs of $5 million related to this issuance, which were incurred and expensed in 2009.

On August 6, 2008, the Company issued U.S.$1.4 billion of 6.80% Senior Notes which mature on August 15, 2018 and U.S.$350 million of 7.50% Senior Notes which mature on August 15, 2038. Each of these notes is redeemable, in whole or in part, at the Company’s option, at any time, subject to a certain prepayment premium. Simultaneously, the Company entered into Derivatives (note 15(d)). The net proceeds from the offering were approximately $1,774 million after deduction of the original issue discount of $2 million, and debt issuance costs of $16 million, which were incurred and expensed in 2008.

(B)  BANK CREDIT FACILITY:
The bank credit facility provides the Company with up to $2.4 billion from a consortium of Canadian financial institutions. The bank credit facility is available on a fully revolving basis until maturity on July 2, 2013, and there are no scheduled reductions prior to maturity. The interest rate charged on the bank credit facility ranges from nil to 0.5% per annum over the bank prime rate or base rate or 0.475% to 1.75% over the bankers’ acceptance rate or the London Inter-Bank Offered Rate (“LIBOR”). The Company’s bank credit facility is unsecured and ranks pari passu with the Company’s senior public debt and Derivatives. The bank credit facility requires that the Company satisfy certain financial covenants, including the maintenance of certain financial ratios.

(C)  SENIOR NOTES, DEBENTURES AND SENIOR SUBORDINATED NOTES:
Interest is paid semi-annually on all of the Company’s notes and debentures.

Each of the Company’s Senior Notes, Debentures and Senior Subordinated Notes are redeemable, in whole or in part, at the Company’s option, at any time, subject to a certain prepayment premium.

ROGERS COMMUNICATIONS INC. 2009 ANNUAL FINANCIAL STATEMENTS AND NOTES	90

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
On December 15, 2009, the Company redeemed the entire outstanding principal amount of its U.S.$400 million ($424 million) 8.00% Senior Subordinated Notes due 2012 at the prescribed redemption price of 102% of the principal amount effective on that date. The Company incurred a net loss on repayment of the Senior Subordinated Notes aggregating $7 million, including aggregate redemption premiums of $8 million offset by a write-down of a previously recorded fair value increment of $1 million.

(D)  UNSECURED OBLIGATIONS :
The Company’s outstanding public debt, $2.4 billion bank credit facility and Derivatives are unsecured obligations of RCI. RCI’s public debt originally issued by Rogers Cable Inc. has Rogers Cable Communications Inc. (“RCCI”), a wholly owned subsidiary, as a co-obligor and Rogers Wireless Partnership (“RWP”), a wholly owned subsidiary, as an unsecured guarantor while RCI’s public debt originally issued by Rogers Wireless Inc. has RWP as a co-obligor and RCCI as an unsecured guarantor. Similarly, RCCI and RWP have provided unsecured guarantees for the public debt issued directly by RCI, the bank credit facility and the Derivatives. Accordingly, RCI’s bank debt, senior public debt and Derivatives rank pari passu on an unsecured basis. Prior to its redemption in December 2009, the Company’s U.S.$400 million 8.00% Senior Subordinated Notes were subordinated to its senior debt.

(E)  FAIR VALUE INCREMENT ARISING FROM PURCHASE ACCOUNTING:
The fair value increment on long-term debt is a purchase accounting adjustment required by GAAP as a result of the acquisition of the minority interest of Wireless during 2004. Under GAAP, the purchase method of accounting requires that the assets and liabilities of an acquired enterprise be revalued to fair value when allocating the purchase price of the acquisition. The fair value increment is amortized over the remaining term of the related debt and recorded as part of interest expense. The fair value increment, applied to the specific debt instruments to which it relates, results in the following carrying values at December 31, 2009 and 2008 of the debt in the Company’s consolidated accounts:

		2009	2008
Senior Notes, due 2011	9.625%	$533	$621
Senior Notes, due 2011	7.625%	460	461
Senior Notes, due 2012	7.250%	495	577
Senior Notes, due 2014	6.375%	774	905
Senior Notes, due 2015	7.500%	579	675
Senior Subordinated Notes, due 2012	8.000%	-	489
Total		$2,841	$3,728

(F)  WEIGHTED AVERAGE INTEREST RATE:
The Company’s effective weighted average interest rate on all long-term debt, as at December 31, 2009, including the effect of all of the derivative instruments, was 7.27% (2008 - 7.29%).

(G)  PRINCIPAL REPAYMENTS:
As at December 31, 2009, principal repayments due within each of the next five years and thereafter on all long-term debt are as follows:

(I)    TERMS AND CONDITIONS :
The provisions of the Company’s $2.4 billion bank credit facility described above impose certain restrictions on the operations and activities of the Company, the most significant of which are debt maintenance tests.

In addition, certain of the Company’s Senior Notes and Debentures described above (including the Company’s 9.625% Senior Notes due 2011, 7.875% Senior Notes due 2012, 6.25% Senior Notes due 2013 and 8.75% Senior Debentures due 2032) contain debt incurrence tests as well as restrictions upon additional investments, sales of assets and payment of dividends, all of which are suspended in the event the public debt securities are assigned investment grade ratings by at least two of three specified credit rating agencies. As at December 31, 2009, all of these public debt securities were assigned an investment grade rating by each of the three specified credit rating agencies and, accordingly, these restrictions have been suspended for so long as such investment grade ratings are maintained. The Company’s other Senior Notes and its Senior Subordinated Notes do not contain any such restrictions, regardless of the credit ratings for such securities.

In addition to the foregoing, the repayment dates of certain debt agreements may be accelerated if there is a change in control of the Company.

At December 31, 2009 and 2008, the Company was in compliance with all of the terms and conditions of its long-term debt agreements.

2010	$1
2011	1,150
2012	862
2013	368
2014	1,156
Thereafter	4,921
$8,458

Coincident with the maturity of the Company’s U.S. dollars denominated long-term debt, certain of the Company’s Derivatives also mature (note 15(d)(iii)).

(H)  FOREIGN EXCHANGE:
Foreign exchange gains related to the translation of long-term debt recorded in the consolidated statements of income totalled $126 million (2008 - loss of $65 million).

91	ROGERS COMMUNICATIONS INC. 2009 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
15. FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS:
(A)  OVERVIEW:
The Company is exposed to credit risk, liquidity risk and market risk. The Company’s primary risk management objective is to protect its income and cash flows and, ultimately, shareholder value. Risk management strategies, as discussed below, are designed and implemented to ensure the Company’s risks and the related exposures are consistent with its business objectives and risk tolerance.

(B)  CREDIT RISK:
Credit risk represents the financial loss that the Company would experience if a counterparty to a financial instrument, in which the Company has an amount owing from the counterparty, failed to meet its obligations in accordance with the terms and conditions of its contracts with the Company.

The Company’s credit risk is primarily attributable to its accounts receivable. The amounts disclosed in the consolidated balance sheets are net of allowances for doubtful accounts, estimated by the Company’s management based on prior experience and their assessment of the current economic environment. The Company establishes an allowance for doubtful accounts that represents its estimate of incurred losses in respect of accounts receivable. The main components of this allowance are a specific loss component that relates to individually significant exposures and an overall loss component established based on historical trends. At December 31, 2009, the Company had accounts receivable of $1,310 million (2008 - $1,403 million), net of an allowance for doubtful accounts of $157 million (2008 - $163 million). At December 31, 2009, $563 million (2008 - $614 million) of accounts receivable is considered past due, which is defined as amounts outstanding beyond normal credit terms and conditions for the respective customers. The Company believes that its allowance for doubtful accounts is sufficient to reflect the related credit risk.

The Company believes that the concentration of credit risk of accounts receivable is limited due to its broad customer base, dispersed across varying industries and geographic locations throughout Canada.

The Company has established various internal controls, such as credit checks, deposits on account and billing in advance, designed to mitigate credit risk and has also established procedures to suspend the availability of services when customers have fully utilized approved credit limits or have violated established payment terms. While the Company’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective or that the Company’s current credit loss experience will continue.

Credit risk related to Derivatives arises from the possibility that the counterparties to the agreements may default on their respective obligations under the agreements in instances where these agreements have positive fair value for the Company. The Company assesses the creditworthiness of the counterparties in order to minimize the risk of counterparty default under the agreements. All of the portfolio is held by financial institutions with a Standard & Poor’s rating (or the equivalent) ranging from A to AA-. The Company does not require collateral or other security to support the credit risk associated with Derivatives due to the Company’s assessment of the creditworthiness of the counterparties. The obligations under U.S. $5.5 billion aggregate notional amount of the Derivatives are unsecured and generally rank equally with the Company’s senior indebtedness. The credit risk of the counterparties is taken into consideration in determining fair value of the Derivatives for accounting purposes (note 15(d)).

(C)  LIQUIDITY RISK:
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in note 21. It also manages liquidity risk by continuously monitoring actual and projected cash flows to ensure that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. At December 31, 2009, the undrawn portion of the Company’s bank credit facility was approximately $2.4 billion (2008 - $1.8 billion), excluding letters of credit of $47 million. Utilizations include advances borrowed under the bank credit facility and issuances of letters of credit.

ROGERS COMMUNICATIONS INC. 2009 ANNUAL FINANCIAL STATEMENTS AND NOTES	92

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following are the contractual maturities, excluding interest payments, reflecting undiscounted disbursements of the Company’s financial liabilities at December 31, 2009:
	Carrying	Contractual		Less than	1 to 3		4 to 5		More than
	amount	cash flows		1 year	years		years		5 years
Accounts payable and accrued liabilities	$2,383	$2,383		$2,383	$-		$-		$-
Long-term debt	8,458	8,458		1	2,012		1,524		4,921
Other long-term liabilities	133	133		-	71		20		42
Derivatives:
Cash outflow (Canadian dollar)		6,687		-	1,890		1,806		2,991
Cash inflow (Canadian dollar equivalent of U.S. dollar)		(5,833	)*	-	(1,387	)*	(1,524	)*	(2,922	)*
Net carrying amounts of Derivatives	1,002
	$11,976	$11,828		$2,384	$2,586		$1,826		$5,032
*Represents Canadian dollar equivalent amount of U.S. dollar inflows matched to an equal amount of U.S. dollar maturities in long-term debt.
In addition to the amounts noted above, at December 31, 2009, net interest payments over the life of the long-term debt, including the impact of Derivatives, are:
	Less than	1 to 3	4 to 5	More than
	1 year	years	years	5 years
Interest payments	$680	$1,171	$827	$2,443

(D)  MARKET RISK:
Market risk is the risk that changes in market prices, such as fluctuations in the market prices of the Company’s publicly traded investments, the Company’s share price, foreign exchange rates and interest rates, will affect the Company’s income or the value of its financial instruments.

(i)   Publicly traded investments:
The Company manages its risk related to fluctuations in the market prices of its publicly traded investments by regularly conducting financial reviews of publicly available information related to these investments to ensure that any risks are within established levels of risk tolerance. The Company does not routinely engage in risk management practices such as hedging, derivatives or short selling with respect to its publicly traded investments.

At December 31, 2009, a $1 change in the market price per share of the Company’s publicly traded investments would have resulted in an $13 million change in the Company’s other comprehensive income, net of income taxes of $2 million.

(ii)  Company’s share price:
In addition, market risk arises from accounting for the Company’s stock-based compensation. All of the Company’s outstanding stock options are classified as liabilities and are carried at their intrinsic value, as adjusted for vesting, measured as the difference between the current share price and the option exercise price. The intrinsic value of the liability is marked-to-market each period, and stock-based compensation expense is impacted by the change in the price of the Company’s Class B Non-Voting shares during the life of the option. At December 31, 2009, a $1 change in the market price of the Company’s Class B Non-Voting shares would have resulted in a change of $6 million in net income, net of income taxes of $3 million.

(iii)  Foreign exchange and interest rates:
The Company uses derivative financial instruments to manage risks from fluctuations in exchange rates and interest rates. From time-to-time, these instruments include cross-currency swaps, interest rate exchange agreements, foreign exchange forward contracts and foreign exchange option agreements. All such instruments are only used for risk management purposes.

Effective August 6, 2008, in conjunction with the issuance of the U.S. $1.4 billion Senior Notes due 2018, and the U.S. $350 million Senior Notes due 2038, the Company entered into an aggregate U.S. $1.75 billion notional principal amount of Derivatives. An aggregate U.S. $1,400 million notional principal amount of these Derivatives hedge the principal and interest obligations for the U.S. $1.4 billion Senior Notes due 2018 through to maturity in 2018, while the remaining U.S. $350 million aggregate notional principal amount of these Derivatives hedge the principal and interest obligations on the $350 million Senior Notes due 2038 for 10 years to August 15, 2018. These Derivatives have the effect of: (a) converting the U.S. $1.4 billion aggregate principal amount of Senior Notes due 2018 from a fixed coupon rate of 6.80% into Cdn. $1,435 million at a weighted average fixed interest rate of 6.80%; and (b) converting the U.S. $350 million aggregate principal amount of Senior Notes due 2038 from a fixed coupon rate of 7.50% into Cdn. $359 million at a weighted average fixed interest rate of 7.53%. The Derivatives hedging the Senior Notes due 2018 have been designated as effective hedges against the designated U.S. dollar-denominated debt for accounting purposes, while the Derivatives hedging the Senior Notes due 2038 have not been designated as hedges for accounting purposes.

93	ROGERS COMMUNICATIONS INC. 2009 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Also effective on August 6, 2008, the Company re-couponed three of its existing Derivatives by terminating the original Derivatives aggregating U.S. $575 million notional principal amount and simultaneously entering into three new Derivatives aggregating U.S. $575 million notional principal amount at then current market rates. In each case, only the fixed foreign exchange rate and the Canadian dollar fixed interest rate were changed and all other terms for the new Derivatives are identical to the respective terminated Derivatives they are replacing. The termination of the three original Derivatives resulted in the Company paying U.S. $360 million (Cdn. $375 million) for the aggregate out-of-the-money fair value for the terminated Derivatives on the date of termination, thereby reducing by an equal amount, the fair value of the derivative instruments liability on that date. The three new Derivatives have the effect of converting U.S. $575 million aggregate notional principal amount of U.S. dollar denominated debt from a weighted average U.S. dollar fixed interest rate of 7.20% into notional Cdn. $589 million ($1.025 exchange rate) at a weighted average Canadian dollar fixed interest rate of 6.88%. In comparison, the original Derivatives had the effect of converting U.S. $575 million aggregate notional principal amount of U.S. dollar-denominated debt from a weighted average U.S. dollar fixed interest rate of 7.20% into notional Cdn. $815 million ($1.4177 exchange rate) at a weighted average Canadian dollar fixed interest rate of 7.89%. Each of the three new Derivatives has been designated as a hedge against the designated U.S. dollar-denominated debt for accounting purposes.

Prior to the termination of the Derivatives noted above, changes in the fair value of these Derivatives had been recorded in accumulated other comprehensive income and were periodically reclassified to income to offset foreign exchange gains or losses on related debt or to modify interest expense to its hedged amount. The remaining balance in accumulated other comprehensive income relating to these terminated Derivatives on the termination date was $144 million. The portion related to future periodic exchanges of interest of $68 million, net of income taxes of $26 million, will be recorded in income over the remaining life of the specific debt securities to which the settled hedging items related using the effective interest rate method. The portion of the remaining balance that relates to the future principal exchange of $43 million, net of income taxes of $7 million, will remain in accumulated other comprehensive income until such time as the related debt is settled. The total amortization of the terminated Derivatives is $6 million for 2009 (2008 - $3 million) and is recorded in interest expense.

In addition, two Derivatives matured on December 15, 2008. These Derivatives hedged the foreign exchange risk related to the U.S. $400 million 8.00% Senior Subordinated Notes due 2012. As a result of the maturity of these Derivatives, the Company’s U.S. $400 million 8.00% Senior Subordinated Notes due 2012 were not hedged for the period from December 15, 2008 until their redemption on December 15, 2009 (see note 14(c)). Proceeds of $494 million (U.S. $400 million) were received on the settlement of the Derivatives and a payment of $475 million was made. In addition, upon settlement of forward foreign exchange contracts on December 15, 2008, proceeds of $476 million were received and payments on the forward contracts of $494 million (U.S. $400 million) were made.

The effect of estimating fair value using credit-adjusted interest rates on the Company’s Derivatives at December 31, 2009 is illustrated in the table below. As at December 31, 2009, the credit-adjusted net liability position of the Company’s derivative portfolio was $1,002 million, which is $25 million less than the unadjusted risk-free mark-to-market net liability position.

	Derivatives	Derivatives	Net liability
	in an asset	in a liability	position
As at December 31, 2009	position (A)	position (B)	(A) + (B)
Mark-to-market value - risk-free analysis	$94	$(1,121)	$(1,027)
Mark-to-market value - credit-adjusted estimate (carrying value)	82	(1,084)	(1,002)
Difference	$12	$(37)	$25

Of the $25 million impact, ($1) million was recorded in the consolidated statements of income related to Derivatives not accounted for as hedges and $26 million related to Derivatives accounted for as hedges was recorded in other comprehensive income.

The effect of estimating fair value using credit-adjusted interest rates on the Company’s Derivatives at December 31, 2008 is illustrated in the table below. As at December 31, 2008, the credit-adjusted net liability position of the Company’s derivative portfolio was $154 million, which is $10 million more than the unadjusted risk-free mark-to-market net liability position.

	Derivatives	Derivatives	Net liability
	in an asset	in a liability	position
As at December 31, 2008	position (A)	position (B)	(A) + (B)
Mark-to-market value - risk-free analysis	$572	$(716)	$(144)
Mark-to-market value - credit-adjusted estimate (carrying value)	507	(661)	(154)
Difference	$65	$(55)	$(10)

ROGERS COMMUNICATIONS INC. 2009 ANNUAL FINANCIAL STATEMENTS AND NOTES	94

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Of the $10 million impact, $7 million was recorded in the consolidated statements of income related to Derivatives not accounted for as hedges and $3 million related to Derivatives accounted for as hedges was recorded in other comprehensive income.

At December 31, 2009, 93.7% of the Company’s U.S. dollar-denominated long-term debt instruments were hedged against fluctuations in foreign exchange rates for accounting purposes. At December 31, 2009, details of the Derivatives net liability position are as follows:

					Estimated
				Unadjusted	fair value,
				mark-to-	being
				market	carrying
				value	amount on
				on a	a credit risk
	U.S. $	Exchange	Cdn. $	risk free	adjusted
2009	notional	rate	notional	basis	basis
Derivatives accounted for as cash flow hedges:
As assets	$1,975	1.0252	$2,025	$84	$73
As liabilities	3,215	1.3337	4,288	(1,117)	(1,080)
Net mark-to-market liability				(1,033)	(1,007)
Derivatives not accounted for as hedges:
As assets	350	1.0258	359	10	9
As liabilities	10	1.5370	15	(4)	(4)
Net mark-to-market asset				6	5
Net mark-to-market liability				$(1,027)	$(1,002)
Less net current liability portion					(76)
Net long-term liability portion					$(926)

In 2009, $1 million (2008 - ($3) million) related to hedge ineffectiveness was recognized as an increase (decrease) in net income.

The long-term portion above is comprised of a derivative instruments liability of $1,004 million and a derivative instruments asset of $78 million as at December 31, 2009.

At December 31, 2008, 87.4% of the Company’s U.S. dollar-denominated long-term debt instruments were hedged against fluctuations in foreign exchange rates for accounting purposes. At December 31, 2008, details of the Derivatives net liability position are as follows:

					Estimated
				Unadjusted	fair value,
				mark-to-	being
				market	carrying
				value	amount on
				on a	a credit risk
	U.S. $	Exchange	Cdn. $	risk free	adjusted
2008	notional	rate	notional	basis	basis
Derivatives accounted for as cash flow hedges:
As assets	$1,975	1.0252	$2,025	$492	$435
As liabilities	3,215	1.3337	4,288	(712)	(658)
Net mark-to-market liability				(220)	(223)
Derivatives not accounted for as hedges:
As assets	350	1.0258	359	79	72
As liabilities	10	1.5370	15	(3)	(3)
Net mark-to-market asset				76	69
Net mark-to-market liability				$(144)	$(154)
Less net current liability portion					(45)
Net long-term liability potion					$(109)

The long-term portion above is comprised of a derivative instruments liability of $616 million and a derivative instruments asset of $507 million as at December 31, 2008.

At December 31, 2009, all of the Company’s long-term debt was at fixed interest rates.

U.S. $350 million of the Company’s U.S. dollar-denominated long-term debt instruments are not hedged for accounting purposes and, therefore, a one cent change in the Canadian dollar relative to the U.S. dollar would have resulted in a $4 million change in the carrying value of long-term debt at December 31, 2009. In addition, this would have resulted in a $3 million change in net income, net of income taxes of $1 million.

95	ROGERS COMMUNICATIONS INC. 2009 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
A portion of the Company’s accounts receivable and accounts payable and accrued liabilities is denominated in U.S. dollars; however, due to their short-term nature, there is no significant market risk arising from fluctuations in foreign exchange rates.

All of the Company’s Derivatives are unsecured obligations of RCI.

In addition, RCCI and RWP have provided unsecured guarantees for all of the Company’s Derivatives (notes 14(d) and 15(b)).

(E)  FINANCIAL INSTRUMENTS :
(i)    Classification and fair values of financial instruments:
The Company has classified its financial instruments as follows:

		2009		2008

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Cash and cash equivalents, held-for-trading, measured at fair value	$383	$383	$-	$-
Financial assets, available-for-sale, measured at fair value:
Investments	496	496	319	319
Loans and receivables, measured at amortized cost:
Accounts receivable	1,310	1,310	1,403	1,403
	$2,189	$2,189	$1,722	$1,722

		2009		2008

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial liabilities, measured at amortized cost:
Bank advances, arising from outstanding cheques	$-	$-	$19	$19
Accounts payable and accrued liabilities	2,383	2,383	2,412	2,412
Long-term debt	8,464	9,315	8,507	8,700
Other long-term liabilities	133	133	184	184
Financial liabilities (assets), held-for-trading:
Derivatives not accounted for as hedges	(5)	(5)	(69)	(69)
Derivatives accounted for as cash flow hedges, net	1,007	1,007	223	223
	$11,982	$12,833	$11,276	$11,469

The Company did not have any non-derivative held-to-maturity financial assets during the years ended December 31, 2009 and 2008.

(ii)    Guarantees:
In the normal course of business, the Company has entered into agreements that contain features that meet the definition of a guarantee under GAAP. A description of the major types of such agreements is provided below:

(a)    Business sale and business combination agreements:
As part of transactions involving business dispositions, sales of assets or other business combinations, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, intellectual property right infringement, loss or damages to property, environmental liabilities, changes in laws and regulations (including tax legislation), litigation against the counterparties, contingent liabilities of a disposed business or reassessments of previous tax filings of the corporation that carries on the business.
(b)   Sales of services:
As part of transactions involving sales of services, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, changes in laws and regulations (including tax legislation) or litigation against the counterparties.

(c)   Purchases and development of assets:
As part of transactions involving purchases and development of assets, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, loss or damages to property, changes in laws and regulations (including tax legislation) or litigation against the counterparties.
(d)   Indemnifications:
The Company indemnifies its directors, officers and employees against claims reasonably incurred and resulting from the performance of their services to the Company, and maintains liability insurance for its directors and officers as well as those of its subsidiaries.

The Company is unable to make a reasonable estimate of the maximum potential amount it would be required to pay counterparties. The amount also depends on the outcome of future events and conditions, which cannot be predicted. No amount has been accrued in the consolidated balance sheets relating to these types of indemnifications or guarantees at December 31, 2009 or 2008. Historically, the Company has not made any significant payments under these indemnifications or guarantees.

ROGERS COMMUNICATIONS INC. 2009 ANNUAL FINANCIAL STATEMENTS AND NOTES	96

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(iii)  Fair values:
The Company has determined the fair values of its financial instruments as follows:
(a)   The carrying amounts in the consolidated balance sheets of cash and cash equivalents, accounts receivable, bank advances arising from outstanding cheques and accounts payable and accrued liabilities approximate fair values because of the short-term nature of these financial instruments.
(b)   The fair values of investments that are publicly traded are determined by the quoted market values for each of the investments.
(c)   The fair values of each of the Company’s public debt instruments are based on the year-end trading values.
(d)   The fair values of the Company’s Derivatives and other derivative instruments are based on estimated mark-to-market value at year-end and credit-adjusted mark-to-market valuation models.
(e)   The fair values of the Company’s other long-term financial assets and financial liabilities are not significantly different from their carrying amounts.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The table below presents the Level in the fair value hierarchy into which the fair values of financial instruments that are carried at fair value on the consolidated balance sheets are categorized:

	Level 1	Level 2

		Valuation
		technique
	Quoted	using
	market	observable
	price	market inputs
Financial assets:
Cash and cash equivalents	$383	$-
Investments	496	-
Derivatives accounted for as cash flow hedges	-	73
Derivatives not accounted for as hedges	-	9
Total financial assets	$879	$82
Financial liabilities:
Derivatives accounted for as cash flow hedges	$-	$1,080
Derivatives not accounted for as hedges	-	4
Total financial liabilities	$-	$1,084

There were no financial instruments categorized in Level 3 (valuation technique using non-observable market inputs) as at December 31, 2009.
16. OTHER LONG-TERM LIABILITIES:
	2009	2008
CRTC commitments (note 13)	$45	$63
Deferred compensation	18	33
Program rights liability	11	29
Supplemental executive retirement plan (note 17)	29	26
Deferred gain on contribution of spectrum licences, net of accumulated amortization of $10 million (2008 - $6 million) (note 5)	14	18
Restricted share units	12	9
Liabilities related to stock options	2	2
Other	2	4
	$133	$184

97	ROGERS COMMUNICATIONS INC. 2009 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
17. PENSIONS:
The Company maintains both contributory and non-contributory defined benefit pension plans that cover most of its employees. The plans provide pensions based on years of service, years of contributions and earnings. The Company does not provide any non-pension post-retirement benefits.

Actuarial estimates are based on projections of employees’ compensation levels at the time of retirement. Maximum retirement benefits are primarily based upon career average earnings, subject to certain adjustments. The most recent actuarial valuations were completed as at January 1, 2009, for all of the plans except one which was completed January 1, 2008. The next actuarial valuation for funding purposes must be of a date no later than January 1, 2010 for certain of the plans and January 1, 2011 for one of the plans.

The estimated present value of accrued plan benefits and the estimated market value of the net assets available to provide for these benefits measured at September 30 for the year ended December 31 are as follows:

	2009	2008
Plan assets, at fair value	$518	$556
Accrued benefit obligations	526	622
Deficiency of plan assets over accrued benefit obligations	(8)	(66)
Employer contributions after measurement date	14	12
Unrecognized transitional asset	(1)	(9)
Unamortized past service costs	9	10
Unamortized net actuarial loss	120	115
Deferred pension asset	$134	$62

Pension fund assets consist primarily of fixed income and equity securities, valued at fair value. The following information is	provided on pension fund assets measured at September 30 for the year ended December 31:
	2009	2008
Plan assets, beginning of year	$556	$606
Actual return (loss) on plan assets	25	(83)
Contributions by employees	21	21
Contributions by employer	120	38
Benefits paid	(32)	(26)
Net transfer out on settlement (d)	(172)	-
Plan assets, end of year	$518	$556

Accrued benefit obligations are outlined below measured at September 30 for the year ended December 31:
	2009	2008
Accrued benefit obligations, beginning of year	$622	$689
Service cost	21	28
Interest cost	43	40
Benefits paid	(32)	(26)
Contributions by employees	21	21
Actuarial loss (gain)	23	(130)
Obligation being settled (d)	(172)	-
Accrued benefit obligations, end of year	$526	$622

ROGERS COMMUNICATIONS INC. 2009 ANNUAL FINANCIAL STATEMENTS AND NOTES	98

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Net pension expense is outlined below:

	2009	2008
Plan cost:
Service cost	$21	$28
Interest cost	43	40
Actual loss (return) on plan assets	(25)	83
Actuarial loss (gain) on benefit obligations	23	(130)
Settlement of pension obligations (d)	30	-
Costs	$92	$21
Differences between costs arising during the year and costs recognized during the year in respect of:
Return (loss) on plan assets	(17)	(127)
Actuarial loss (gain)	(18)	135
Plan amendments/prior service cost	2	2
Amortization of transitional asset	(8)	(10)
Net pension expense	$51	$21

The Company also provides supplemental unfunded pension benefits to certain executives. The accrued benefit obligation relating to these supplemental plans amounted to approximately $31 million at December 31, 2009 (2008 - $27 million), and the related expense for 2009 was $3 million (2008 - $11 million). The accrued pension liability at December 31, 2009 is $29 million (2008 - $26 million) (note 16).
(A) ACTUARIAL ASSUMPTIONS:

	2009	2008
Weighted average discount rate used to determine accrued benefit obligations	7.20%	6.75%
Weighted average discount rate used to determine pension expense	6.75%	5.65%
Weighted average rate of compensation increase used to determine accrued benefit obligations	3.00%	3.00%
Weighted average rate of compensation increase used to determine pension expense	3.00%	3.25%
Weighted average expected long-term rate of return on plan assets	7.25%	7.00%

Expected return on assets represents management’s best estimate of the long-term rate of return on plan assets applied to the fair value of the plan assets. The Company establishes its estimate of the expected rate of return on plan assets based on the fund’s target asset allocation and estimated rate of return for each asset class. Estimated rates of return are based on expected returns from fixed income securities which take into account bond yields. An equity risk premium is then applied to estimate equity returns. Differences between expected and actual return are included in actuarial gains and losses.

The estimated average remaining service periods for the plans range from 8 to 11 years (2008 - 9 to 13 years).

(B) ALLOCATION OF PLAN ASSETS:

	Percentage of plan assets at
	measurement date		Target
			asset allocation
Asset category	2009	2008	percentage
Equity securities	59.4%	52.2%	50% to 70%
Debt securities	39.9%	47.6%	35% to 45%
Other (cash)	0.7%	0.2%	0% to 5%
	100.0%	100.0%

Plan assets are comprised primarily of pooled funds that invest in common stocks and bonds. The pooled Canadian equity fund has investments in the Company’s equity securities comprising approximately 1% of the pooled fund. This results in approximately $1 million (2008 - $1 million) of the plans’ assets being indirectly invested in the Company’s equity securities.

The Company makes contributions to the plans to secure the benefits of plan members and invests in permitted investments using the target ranges established by the Pension Committee of the Company. The Pension Committee reviews actuarial assumptions on an annual basis.

99	ROGERS COMMUNICATIONS INC. 2009 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(C) ACTUAL CONTRIBUTIONS TO THE PLANS FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008 ARE AS FOLLOWS:
	Employer	Employee	Total
2009	$120	$21	$141
2008	38	21	59

Expected contributions by the Company in 2010 are estimated to be $56 million.

Employee contributions for 2010 are assumed to be at levels similar to 2009 on the assumption staffing levels in the Company will remain the same on a year-over-year basis.

(D)  SETTLEMENT OF PENSION OBLIGATIONS:
During 2009, the Company made a lump-sum contribution of $61 million to its pension plans, following which the pension plans purchased $172 million of annuities from insurance companies for all employees in the pension plans who had retired as of January 1, 2009. The purchase of the annuities relieves the Company of the primary responsibility for, and eliminates significant risk associated with, the accrued benefit obligation for the retired employees. The non-cash settlement loss arising from this settlement of pension obligations was $30 million.

In 2008, a curtailment loss of $8 million associated with the supplemental executive retirement plan was recognized upon the death of one of the Company’s executives. The Company did not have any curtailment gains or losses in 2009.

(E) EXPECTED CASH FLOWS: Expected benefit payments for funded and unfunded plans for the next 10 fiscal years are as follows:
2010	$19
2011	20
2012	21
2013	23
2014	25
108
Next five years	149
$257

Certain subsidiaries have defined contribution plans with total pension expense of $2 million in 2009 (2008 - $2 million).
ROGERS COMMUNICATIONS INC. 2009 ANNUAL FINANCIAL STATEMENTS AND NOTES	100

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
18. SHAREHOLDERS’ EQUITY:
(A)   CAPITAL STOCK:
(i)   Preferred shares:
Rights and conditions:
There are 400 million authorized Preferred shares without par value, issuable in series, with rights and terms of each series to be fixed by the Board of Directors prior to the issue of such series. The Preferred shares have no rights to vote at any general meeting of the Company. No Preferred shares have been issued.

(ii)  Common shares:
Rights and conditions:
There are 112,474,388 authorized Class A Voting shares without par value. Each Class A Voting share is entitled to 50 votes. The Class A Voting shares are convertible on a one-for-one basis into Class B Non-Voting shares.

There are 1.4 billion authorized Class B Non-Voting shares without par value.

The Articles of Continuance of the Company under the Company Act (British Columbia) impose restrictions on the transfer, voting and issue of the Class A Voting and Class B Non-Voting shares in order to ensure that the Company remains qualified to hold or obtain licences required to carry on certain of its business undertakings in Canada.

The Company is authorized to refuse to register transfers of any shares of the Company to any person who is not a Canadian in order to ensure that the Company remains qualified to hold the licences referred to above.

(B)  DIVIDENDS:
During 2008 and 2009, the Company declared and paid the following dividends on each of its outstanding Class A Voting and Class B Non-Voting shares:

Class A Voting shares may receive a dividend at a quarterly rate of up to $0.29 per share only after the Class B Non-Voting shares have been paid a dividend at a quarterly rate of $0.29 per share. The Class A Voting and Class B Non-Voting shares share equally in dividends after payment of a dividend of $0.29 per share for each class. Such quarterly dividends are only payable as and when declared by the Board and there is no entitlement to any dividends prior thereto.

(C)    NORMAL COURSE ISSUER BID:
In February 2009, the Company filed a normal course issuer bid (“NCIB”) with the Toronto Stock Exchange (“TSX”) authorizing the Company to purchase up to the lesser of 15 million Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $300 million during the 12-month period commencing February 20, 2009 and ending February 19, 2010. This NCIB replaced a previously filed NCIB which expired in January 2009.

In May 2009, the Company filed an amendment to its NCIB to provide that the Company may, during the 12-month period commencing February 20, 2009 and ending February 19, 2010, purchase on the TSX the lesser of 48 million Class B shares, representing approximately 10% of the public float, and that number of Class B shares that can be purchased under the NCIB for an aggregate purchase price of $1,500 million.

In 2009, the Company repurchased for cancellation an aggregate 43,776,200 Class B Non-Voting shares for an aggregate purchase price of $1,347 million, resulting in a reduction to stated capital, contributed surplus and retained earnings of $41 million, $50 million and $1,256 million, respectively. An aggregate 1,051,000 of these shares comprising $34 million of the aggregate purchase price was purchased and recorded in December 2009 but was settled in early January 2010. In addition, 33,496,200 of these shares were repurchased for cancellation directly under the NCIB for an aggregate purchase price of $1,062 million. The remaining 10,280,000 of these shares were repurchased for cancellation pursuant to private agreements between the Company and certain arm’s-length third party sellers for an aggregate purchase price of $285 million, each of which was made under an issuer bid exemption order issued by the Ontario Securities Commission and is included in calculating the number of Class B Non-Voting shares that the Company may purchase pursuant to the NCIB. The NCIB expires on February 19, 2010 (note 26(a)).

In January 2008, the Company filed an NCIB which authorized the Company to repurchase up to the lesser of 15,000,000 of the Company’s Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $300 million for a period of one year.

		Dividend
Date declared	Date paid	per share
February 21, 2008	April 1, 2008	$0.25
April 29, 2008	July 2, 2008	0.25
August 19, 2008	October 1, 2008	0.25
October 28, 2008	January 2, 2009	0.25
		$1.00
February 17, 2009	April 1, 2009	$0.29
April 29, 2009	July 2, 2009	0.29
August 20, 2009	October 1, 2009	0.29
October 27, 2009	January 2, 2010	0.29
		$1.16

In February 2009, the Board adopted a dividend policy which increased the annualized dividend rate from $1.00 to $1.16 per Class A Voting and Class B Non-Voting share effective immediately to be paid quarterly in amounts of $0.29 per share on each outstanding Class A Voting and Class B Non-Voting share. Consequently, the

101	ROGERS COMMUNICATIONS INC. 2009 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In 2008, the Company repurchased for cancellation 4,000,000 of its outstanding Class B Non-Voting shares pursuant to private agreements between the Company and an arm’s length third party seller for an aggregate purchase price of $133.8 million. As a result of these purchases, the Company recorded a reduction to stated capital, contributed surplus and retained earnings of $3.7 million, $126.1 million and $4.0 million, respectively. Each of these purchases was made under issuer bid exemption orders issued by the Ontario Securities Commission and will be included in calculating the number of Class B Non-Voting shares that the Company may purchase pursuant to the NCIB. In addition, the Company repurchased for cancellation an aggregate 77,400 of its outstanding Class B Non-Voting shares directly under the NCIB for an aggregate purchase price of $2.9 million, resulting in a reduction to stated capital, contributed surplus and retained earnings of $0.1 million, $2.7 million and $0.1 million, respectively.

(D) ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
	2009	2008
Unrealized gain on available-for-sale investments	$219	$205
Unrealized loss on cash flow hedging instruments	(256)	(377)
Related income taxes	80	77
	$43	$(95)
19. STOCK-BASED COMPENSATION:
Stock options, share units and share purchase plans: A summary of stock-based compensation expense (recovery), which is included in operating, general and administrative expense, is as follows:
	2009	2008
Stock-based compensation:
Stock options (a)	$(38)	$(104)
Restricted share units (b)	7	7
Deferred share units (c)	(2)	(3)
	$(33)	$(100)

At December 31, 2009, the Company had a liability of $178 million (2008 - $278 million), of which $164 million (2008 - $267 million) is a current liability related to stock-based compensation recorded at its intrinsic value, including stock options, restricted share units and deferred share units. During the year ended December 31, 2009, $63 million (2008 - $106 million) was paid to holders upon exercise of restricted share units and stock options using the cash settlement feature.

(A)  STOCK OPTIONS:
(i)  Stock option plans:
Options to purchase Class B Non-Voting shares of the Company on a one-for-one basis may be granted to employees, directors and officers of the Company and its affiliates by the Board of Directors or by the Company’s Management Compensation Committee. There are 30 million options authorized under the 2000 Plan, 25 million options authorized under the 1996 Plan, and 9.5 million options authorized under the 1994 Plan. The term of each option is 7 to 10 years and the vesting period is generally four years but may be adjusted by the Management Compensation Committee on the date of grant. The exercise price for options is equal to the fair market value of the Class B Non-Voting shares determined as the five-day average before the grant date as quoted on the TSX.

ROGERS COMMUNICATIONS INC. 2009 ANNUAL FINANCIAL STATEMENTS AND NOTES	102

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2009, a summary of the stock option plans is as follows:
		2009		2008
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
Outstanding, beginning of year	13,841,620	$20.80	15,586,066	$15.96
Granted	2,636,600	29.50	2,148,110	38.83
Exercised	(2,604,787)	12.88	(3,804,520)	10.55
Forfeited	(406,337)	32.20	(88,036)	34.69
Outstanding, end of year	13,467,096	$23.73	13,841,620	$20.80
Exercisable, end of year	8,149,361	$17.56	9,228,740	$13.82

At December 31, 2009, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:
		Options outstanding		Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of	Number	contractual	exercise	Number	exercise
exercise prices	outstanding	life (years)	price	exercisable	price
$ 1.38 - $ 6.99	586,880	2.5	$5.50	586,880	$5.50
$ 7.00 - $ 9.99	966,422	3.4	8.36	966,422	8.36
$ 10.00 - $ 10.99	1,907,050	3.7	10.43	1,907,050	10.43
$ 11.00 - $ 11.99	370,876	1.1	11.81	370,876	11.81
$ 12.00 - $ 16.99	1,214,547	2.7	13.89	1,214,547	13.89
$ 17.00 - $ 18.99	435,000	0.7	18.07	435,000	18.07
$ 19.00 - $ 37.99	4,288,941	4.9	26.79	1,323,480	22.87
$ 38.00 - $ 47.99	3,697,380	4.7	39.03	1,345,106	39.08
	13,467,096	4.0	23.73	8,149,361	17.56

For in-the-money stock options measured at the Company’s December 31 share price, unrecognized stock-based compensation expense related to stock-option plans was $5 million (2008 - $3 million), and will be recorded in the consolidated statements of income over the next four years.

(ii)  Performance options:
During the year ended December 31, 2009, the Company granted 1,156,200 (2008 - 1,142,300) performance-based options to certain key executives. These options are governed by the terms of the 2000 Plan. These options vest on a straight-line basis over four years provided that certain targeted stock prices are met on or after the anniversary date.

All outstanding options, including the performance options, are classified as liabilities and are carried at their intrinsic value as adjusted for vesting.

(b)  Restricted share units:
The restricted share unit plan enables employees, officers and directors of the Company to participate in the growth and development of the Company. Under the terms of the plan, restricted share units are issued to the participant and the units issued vest over a period not to exceed three years from the grant date.

On the vesting date, the Company shall redeem all of the participants’ restricted share units in cash or by issuing one Class B Non-Voting share for each restricted share unit. The Company has reserved 4,000,000 Class B Non-Voting shares for issuance under this plan.

During the year ended December 31, 2009, the Company granted 431,185 restricted share units (2008 - 451,535). At December 31, 2009, 1,060,223 (2008 - 1,126,548) restricted share units were outstanding. These restricted share units vest at the end of three years from the grant date. Stock-based compensation expense for the year ended December 31, 2009, related to these restricted share units was $7 million (2008 - $7 million).

For restricted share units measured at the Company’s December 31 share price, unrecognized stock-based compensation expense as at December 31, 2009 related to these restricted share units was $17 million (2008 - $16 million), and will be recorded in the consolidated statements of income over the next three years.

103	ROGERS COMMUNICATIONS INC. 2009 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(c)  Deferred share units:
The deferred share unit plan enables directors and certain key executives of the Company to elect to receive certain types of remuneration in deferred share units, which are classified as a liability on the consolidated balance sheets (2009 - $20 million; 2008 - $27 million). During the year ended December 31, 2009, the Company granted 110,516 deferred share units (2008 - 186,084). At December 31, 2009, 613,777 (2008 - 730,454) deferred share units were outstanding. Stock-based compensation recovery for the year ended December 31, 2009 related to these deferred share units was $2 million (2008 - $3 million). There is no unrecognized compensation expense related to deferred share units, since these awards vest immediately when granted.

(d)  Employee share accumulation plan:
The employee share accumulation plan allows employees to voluntarily participate in a share purchase plan. Under the terms of the plan, employees of the Company can contribute a specified percentage of their regular earnings through payroll deductions. The designated administrator of the plan then purchases, on a monthly basis, Class B Non-Voting shares of the Company on the open market on behalf of the employee. At the end of each month, the Company makes a contribution of 25% to 50% of the employee’s contribution in the month, which is recorded as compensation expense. The administrator then uses this amount to purchase additional shares of the Company on behalf of the employee, as outlined above.

Compensation expense related to the employee share accumulation plan amounted to $17 million (2008 - $14 million) for the year ended December 31, 2009.

20. CONSOLIDATED STATEMENTS OF CASH FLOWS AND SUPPLEMENTAL INFORMATION:
(A) CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS:
	2009	2008
Decrease (increase) in accounts receivable	$93	$(166)
Decrease (increase) in other assets	76	(176)
Increase in accounts payable and accrued liabilities	50	115
Increase in unearned revenue	45	12
	$264	$(215)

(B) SUPPLEMENTAL CASH FLOW INFORMATION :
	2009	2008
Income taxes paid	$8	$1
Interest paid	632	532

ROGERS COMMUNICATIONS INC. 2009 ANNUAL FINANCIAL STATEMENTS AND NOTES	104

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
21. CAPITAL RISK MANAGEMENT:
The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions and to provide returns to its shareholders. The Company defines capital that it manages as the aggregate of its shareholders’ equity, which is comprised of issued capital, contributed surplus, accumulated other comprehensive income and retained earnings.

The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as annual capital and operating budgets.

In May 2009, the Company filed an amendment to its NCIB to provide that the Company may, during the 12-month period commencing February 20, 2009 and ending February 19, 2010, purchase on the TSX up to the lesser of 48 million of the Company’s Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $1,500 million.

In 2009, the Company repurchased an aggregate 43,776,200 of Class B Non-Voting shares, of which 33,496,200 were repurchased directly under the NCIB and the remaining 10,280,000 were made under issuer bid exemption orders issued by the Ontario Securities Commission and are included in calculating the number of Class B Non-Voting shares that the Company may purchase pursuant to the NCIB (note 18(c)). The NCIB expires on February 19, 2010 (note 26(a)).

In 2009, the Company issued $1,000 million of 5.80% Senior Notes, $500 million of 5.38% Senior Notes and $500 million of 6.68% Senior Notes (note 14(a)).

On December 15, 2009, the Company redeemed the entire outstanding principal amount of its U.S. $400 million ($425 million) 8.00% Senior Subordinated Notes (note 14(c)).

The Company monitors debt leverage ratios as part of the management of liquidity and shareholders’ return and to sustain future development of the business.

In May 2009, the Company announced that it had set a target leverage range for its capital structure of net debt to adjusted operating profit of 2.0 to 2.5 times.

The Company is not subject to externally imposed capital requirements and, except as noted above, its overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2008.

22. RELATED PARTY TRANSACTIONS:
The Company entered into the following related party transactions:

(A)   The Company has entered into certain transactions in the normal course of business with certain broadcasters in which the Company has an equity interest. The amounts paid to these broadcasters are as follows:

	2009	2008
Access fees paid to broadcasters accounted for by the equity method	$16	$17

(B) The Company has entered into certain transactions with companies, the partners or senior officers of which are directors of	the Company. Total amounts paid by the Company to these related parties, directly or indirectly, are as follows:

	2009	2008
Legal services, printing and commissions paid on premiums for insurance coverage	$39	$7

(C) The Company entered into certain transactions with the controlling shareholder of the Company and companies controlled by the controlling shareholder of the Company. These transactions	are subject to formal agreements approved by the Audit Committee. Total amounts received from these related parties are as follows:
	2009	2008
Recoveries for use of aircraft and other administrative services	$(1)	$(1)

105	ROGERS COMMUNICATIONS INC. 2009 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
These transactions are recorded at the exchange amount, being the amount agreed to by the related parties, and are reviewed by the Audit Committee.

In January 2010, with the approval of the Board of Directors, the Company closed an agreement to sell the Company’s aircraft to a private Rogers’ family holding company for cash proceeds of U.S. $18 million. The terms of the sale were negotiated by a

Special Committee of the Board of Directors comprised entirely of independent directors. The Special Committee was advised by several independent parties knowledgeable in aircraft valuations to ensure that the sale price was within a range that was reflective of current market value. As the aircraft was held for sale at December 31, 2009, an additional $5 million of depreciation was recorded in 2009 to write down the net book value of the aircraft to approximate the amount realized from the sale of the aircraft.

23. COMMITMENTS:
(A)   The Company is committed, under the terms of its licences issued by Industry Canada, to spend 2% of certain wireless revenues earned in each year on research and development activities over the license period.

(B)   The Company enters into agreements with suppliers to provide services and products that include minimum spend commitments. The Company has agreements with certain telecommunications companies that guarantee the long-term supply of network facilities and agreements relating to the operations and maintenance of the network.

(C)   In the ordinary course of business and in addition to the amounts recorded on the consolidated balance sheets and disclosed elsewhere in the notes, the Company has entered into agreements to acquire broadcasting rights to programs and films over the next five years at a total cost of approximately $387 million. In addition, the Company has commitments to pay access fees over the next year totalling approximately $18 million.

(D)    Pursuant to CRTC regulation, the Company is required to make contributions to the Canadian Television Fund (“CTF”), which is a cable industry fund designed to foster the production of Canadian television programming. Contributions to the CTF are based on a formula, including gross broadcast revenues and the number of subscribers. The Company may elect to spend a portion of the above amount for local television programming and may also elect to contribute a portion to another CRTC-approved independent production fund. The Company estimates that its total contribution for 2010 will amount to approximately $74 million.

(E)    Pursuant to CRTC regulation, the Company is required to pay certain telecom contribution fees. These fees are based on a formula including certain types of revenue, including the majority of wireless revenue. The Company estimates that these fees for 2010 will amount to approximately $50 million.

(F)    Pursuant to Industry Canada regulation, the Company is required to pay certain fees for the use of its licensed radio spectrum. These fees are primarily based on the bandwidth and population covered by the spectrum licence. The Company estimates that these fees for 2010 will amount to $78 million.

(G)   In addition to the items listed above, the future minimum lease payments under operating leases for the rental of premises, distribution facilities, equipment and microwave towers, commitments for player contracts, purchase obligations and other contracts, including outsourcing arrangements, at December 31, 2009 are as follows:

Year ending December 31:
2010	$850
2011	638
2012	412
2013	303
2014	274
2015 and thereafter	397
$2,874
Rent expense for 2009 amounted to $181 million (2008 - $178 million).
ROGERS COMMUNICATIONS INC. 2009 ANNUAL FINANCIAL STATEMENTS AND NOTES	106

24. CONTINGENT LIABILITIES:
(A)   The CRTC collects two different types of fees from broadcast licensees which are known as Part I and Part II fees. In 2003 and 2004, lawsuits were commenced in the Federal Court alleging that the Part II licence fees are taxes rather than fees and that the regulations authorizing them are unlawful. On December 14, 2006, the Federal Court ruled that the CRTC did not have the jurisdiction to charge Part II fees. On October 15, 2007, the CRTC sent a letter to all broadcast licensees stating that the CRTC would not collect Part II fees due in November 2007. As a result, in the third quarter of 2007, the Company reversed its accrual of $18 million related to Part II fees from September 1, 2006 to June 30, 2007. Both the Crown and the applicants appealed this case to the Federal Court of Appeal. On April 28, 2008, the Federal Court of Appeal overturned the Federal Court and ruled that Part II fees are valid regulatory charges. As a result, during the second quarter of 2008, Cable and Media recorded charges of approximately $30 million and $7 million, respectively, for CRTC Part II fees covering the period from September 1, 2006 to March 31, 2008. In addition to recording $5 million and $2 million in the second quarter of 2008 for Cable and Media, respectively, the Company continued to record these fees on a prospective basis in operating, general and administrative expenses. Leave to appeal the April 28, 2008 Federal Court of Appeal decision was granted by the Supreme Court on December 18, 2008. On October 7, 2009, the Government of Canada announced that a settlement had been reached between the Government of Canada and members of the broadcasting industry with respect to Part II fees. Under the terms of the settlement, the Government agreed to forgive the amounts otherwise owing to it up to August 31, 2009 and the fees going forward will be approximately one-third less than historical rates. As a result, during the fourth quarter of 2009, Cable and Media recorded recoveries in operating, general and administrative expenses of approximately $60 million and $19 million, respectively, for CRTC Part II fees covering periods from September 1, 2006 to August 31, 2009.

(B)   In August 2008, a proceeding was commenced in Ontario pursuant to that province’s Class Proceedings Act, 1992 against Cable and other providers of communications services in Canada. The proceedings involve allegations of, among other things, false, misleading and deceptive advertising relating to charges for long-distance telephone usage. The plaintiffs are seeking $20 million in general damages and punitive damages of $5 million. The plaintiffs intend to seek an order certifying the proceedings as a class action. Any potential liability is not yet determinable.

(C)   In June 2008, a proceeding was commenced in Saskatchewan under that province’s Class Actions Act against providers of wireless communications services in Canada. The proceeding involves allegations of, among other things, breach of contract, misrepresentation and false advertising in relation to the 911 fee charged by the Company and the other wireless communication providers in Canada. The plaintiffs are seeking unquantified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. Any potential liability is not yet determinable.

(D)   In August 2004, a proceeding under the Class Actions Act (Saskatchewan) was commenced against providers of wireless communications in Canada relating to the system access fee charged by wireless carriers to some of their customers. In September 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action. As a national, “opt-in” class action, affected customers outside Saskatchewan would have to take specific steps to participate in the proceeding. The Company has applied for leave to appeal the certification decision to the Saskatchewan Court of Appeal. That application was later adjourned pending the hearing of certain motions. In December 2007, the Company brought a motion to stay the proceeding based on the arbitration clause in its wireless service agreements. The Company’s motion was granted in February 2008, and the Saskatchewan Court directed that its order in respect of the certification of the action would exclude from the class of plaintiffs those customers who are bound by an arbitration clause. In April 2008, the Class Actions Act (Saskatchewan) was amended to authorize the certification of national, “opt-out” class actions. In an “opt-out” class action, affected customers outside of Saskatchewan would automatically be part of the proceeding in that province. As a consequence of the amendment, counsel for the plaintiffs brought a motion to amend the certification order previously granted by the Saskatchewan Court so as to certify a national, opt-out class action. In May 2009, the Court refused to grant the requested relief and dismissed the plaintiffs’ motion. In August 2009, counsel for the plaintiffs commenced a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims against wireless carriers with respect to the system access fee. In December 2009, the Court ordered that the second proceeding be conditionally stayed on the basis that it is an abuse of process. The Company’s application for leave to appeal the 2007 certification decision in the original proceeding is currently scheduled to be heard in February 2010. The Company has not recorded a liability for this contingency since the likelihood and amount of any potential loss cannot be reasonably estimated. If the ultimate resolution of this action differs from the Company’s assessment and assumptions, a material adjustment to its financial position and results of operations could result.

(E)   In April 2004, a proceeding was brought against Fido and other Canadian wireless carriers claiming damages totalling $160 million, breach of contract, breach of confidence, breach of fiduciary duty and, as an alternative to the damages claims, an order for specific performance of a conditional agreement relating to the use of 38 MHz of MCS Spectrum. In May 2009, the Company settled this litigation for $4 million, which is included in operating, general and administrative expenses for the year ended December 31, 2009.

(F)   The Company believes that it has adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations. The Company’s tax filings are subject to audits, which could materially change the amount of current and future income tax assets and liabilities, and could, in certain circumstances, result in the assessment of interest and penalties.

(G)   There exist certain other claims and potential claims against the Company, none of which is expected to have a material adverse effect on the consolidated financial position of the Company.

107	ROGERS COMMUNICATIONS INC. 2009 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
25. CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES:
The consolidated financial statements of the Company have been prepared in accordance with GAAP as applied in Canada. In the following respects, GAAP, as applied in the United States, differs from that applied in Canada.

If United States GAAP were employed, net income for the years ended December 31, 2009 and 2008 would be adjusted as follows:
	2009	2008
Net income for the year based on Canadian GAAP	$1,478	$1,002
Gain on sale of cable systems (b)	(4)	(4)
Capitalized interest, net of related depreciation (c)	6	11
Financial instruments (d)	145	(76)
Stock-based compensation (e)	13	(32)
Net periodic pension cost (f)	3	-
Income taxes (g)	(28)	90
Installation revenues and costs, net (h)	4	10
Other	-	(1)
Net income for the year based on United States GAAP	$1,617	$1,000
Net income per share based on United States GAAP:
Basic	$2.60	$1.57
Diluted	2.60	1.57

If United States GAAP were employed, comprehensive income for the years ended December 31, 2009 and December 31, 2008 would be adjusted as follows:
	2009	2008
Comprehensive income for the year based on Canadian GAAP	$1,616	$857
Impact of United States GAAP differences on net income	139	(2)
Reclassification to net income of change in fair value of derivative instruments not accounted for as hedges under United States GAAP, net of income taxes of $26 (2008 - $88) (d)	(113)	5
Change in funded status of pension plans for unrecognized amounts, net of income taxes of $16 (2008 - $6) (f)	(45)	16
Comprehensive income for the year based on United States GAAP	$1,597	$876

The cumulative effect of these adjustments on the consolidated shareholders’ equity of the Company is as follows:

	2009	2008
Shareholders' equity based on Canadian GAAP	$4,273	$4,716
Cumulative impact of differences in business combinations and consolidation accounting (a)	(8)	(8)
Gain on sale of cable systems (b)	101	105
Capitalized interest (c)	85	79
Financial instruments (d)	49	43
Stock-based compensation (e)	13	8
Pension liability (f), (k)	(165)	(107)
Income taxes (g)	(14)	(25)
Installation revenues and costs, net (h)	16	12
Other	(7)	(7)
Shareholders' equity based on United States GAAP	$4,343	$4,816

ROGERS COMMUNICATIONS INC. 2009 ANNUAL FINANCIAL STATEMENTS AND NOTES	108

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The areas of material difference between Canadian and United States GAAP and their impact on the consolidated financial statements of the Company are described below:

(A)   CUMULATIVE IMPACT OF DIFFERENCES IN BUSINESS COMBINATIONS AND CONSOLIDATION ACCOUNTING :
Certain differences between United States and Canadian GAAP arose in prior years relating to the dilution gain on the sale of Wireless shares, non-controlling interest accounting during the time period that RCI did not own 100% of Wireless, the acquisition of the outstanding shares in Wireless and the acquisition of a cable company in Atlantic Canada.

Effective January 1, 2009, the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (formerly FASB Statement No. 141R, Business Combinations), was adopted by the Company. This statement requires the acquirer to recognize the assets acquired, liabilities assumed and any non-controlling interest in the acquiree at fair value as of the acquisition date. This statement also requires acquisition-related costs to be expensed as incurred. The adoption of this statement did not have a material impact on the Company’s consolidated financial statements as the Company had no material acquisitions during the year ended December 31, 2009.

(B)   GAIN ON SALE OF CABLE SYSTEMS :
Under Canadian GAAP, the cash proceeds on the non-monetary exchange of cable assets in prior years were recorded as a reduction in the carrying value of PP&E. Under United States GAAP, a portion of the cash proceeds received was recognized as a $40 million gain in the consolidated statements of income on an after-tax basis. This difference is being amortized over 10 years.

As a result of this transaction, the carrying amount of the above assets is higher and additional depreciation expense is recorded under United States GAAP.

Under Canadian GAAP, the after-tax gain arising on the sale of certain of the Company’s cable television systems in prior years was recorded as a reduction of the carrying value of goodwill acquired in a contemporaneous acquisition of certain cable television systems. Under United States GAAP, the Company included the $101 million gain on sale of the cable television systems in income, net of related income taxes.

(C)   CAPITALIZED INTEREST:
Under United States GAAP, interest costs are capitalized as part of the historical cost of acquiring certain qualifying assets, which require a period of time to prepare for their intended use. Capitalization is not required under Canadian GAAP.

(D)   FINANCIAL INSTRUMENTS :
Under Canadian GAAP, the Company records the changes in fair value of cash flow hedging derivatives in other comprehensive income, to the extent effective, until the variability of cash flows relating to the hedged asset or liability is recognized in the consolidated statements of income. Under United States GAAP, certain instruments are not accounted for as hedges but instead changes in the fair value of the derivative instruments, reflecting primarily market changes in foreign exchange rates, interest rates, as well as the level of short-term variable versus long-term fixed interest rates, are recognized in the consolidated statements of income immediately. For the year ended December 31, 2009, a gain of $113 million ($139 million less income taxes of $26 million) (2008 - loss of $5 million) was reclassified from other comprehensive income under Canadian GAAP to the consolidated statements of income for United States GAAP.

Under Canadian GAAP, the Company separates the early repayment option on one of the Company’s debt instruments. During 2009, the decrease in fair value of this early repayment option, amounting to $4 million (2008 - $9 million), was recorded in the consolidated statements of income under Canadian GAAP as the debt instrument was repaid. Under United States GAAP, the Company is not permitted to separate the early repayment option.

Under Canadian GAAP, the Company records all transaction costs for financial assets and financial liabilities in income as incurred. Under United States GAAP, the Company defers these costs and amortizes them over the term of the related asset or liability. During 2009, the Company capitalized $11 million (2008 - $16 million) in debt issuance costs for United States GAAP purposes. Offsetting this was amortization of previously deferred transaction costs in 2009 of $9 million (2008 - $8 million).

109	ROGERS COMMUNICATIONS INC. 2009 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The impact of these changes on net income on a pre-tax basis is summarized as follows for the year ended December 31:
	2009	2008
Reclassification from other comprehensive income of change in fair value of derivatives not accounted for as hedges under United States GAAP	$139	$(93)
Decrease in fair value of prepayment option not accounted for under United States GAAP	4	9
Deferral of transaction costs under United States GAAP	11	16
Amortization of deferred transaction costs under United States GAAP	(9)	(8)
United States GAAP difference in net income (pre-tax)	$145	$(76)

The impact of these changes on shareholders’ equity is summarized as follows:
	2009	2008
Deferral of transaction costs	$49	$47
Early repayment option	-	(4)
United States GAAP difference in ending shareholders' equity (pre-tax)	$49	$43

FASB ASC Subtopic 820-10 (“ASC 820-10”), Fair Value Measurements and Disclosures (formerly FASB Statement No. 157, Fair Value Measurements), defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and establishes a hierarchy that categorizes and prioritizes the sources to be used to estimate fair value. The Company elected a partial deferral of ASC 820-10 under the provisions of FASB ASC Section 820-10-15, when it was adopted on January 1, 2008, related to the measurement of fair value used when initially measuring non-financial assets and non-financial liabilities in a business combination, evaluating goodwill, other intangible assets, wireless licences and other long-lived assets for impairment and valuing asset retirement obligations and liabilities for exit or disposal activities. The impact of fully adopting ASC 820-10, effective January 1, 2009, was not material to the Company’s financial statements.

Effective January 1, 2009, FASB ASC Subtopic 815-10, Derivatives and Hedging (formerly FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities), was adopted by the Company. This statement enhances disclosures regarding an entity’s derivative and hedging activities. The adoption of this statement did not have an impact on the Company’s consolidated financial statements.

(E)    STOCK-BASED COMPENSATION:
All of the Company’s outstanding stock options can be settled in cash at the discretion of the employee or director (note 19(a)(i)). Under United States GAAP, the cost of stock-based awards that are settled in cash, or may be settled in cash at the discretion of the employee or director, are required to be measured at fair value on each reporting date. Under Canadian GAAP, the liability and compensation cost for these awards are measured at the intrinsic value of the awards at each reporting date. In addition, under United States GAAP, the fair value is amortized to expense on a straight-line basis over the vesting period or, as applicable, over the period in which the employee is eligible to retire, whichever is shorter. Under Canadian GAAP, the intrinsic value is amortized to expense over the graded vesting period or, as applicable, over the period in which the employee is eligible to retire, whichever is shorter. For certain modified awards that are outstanding at the reporting date, United States GAAP also requires that cumulative compensation cost for these awards be equal to the greater of (a) the grant-date fair value of the original equity award and (b) the fair value of the modified liability award until it is settled. As a result of the foregoing differences, stock-based compensation expense would be decreased by $13 million under United States GAAP for the year ended December 31, 2009 (2008 - increased by $32 million).

At December 31, 2009, the recorded liability for these awards is $13 million lower under United States GAAP than recorded under Canadian GAAP (2008 - $8 million).

(F)   PENSION COST:
To comply with the requirements of ASC 715-20, the Company adopted December 31, as its measurement date effective December 31, 2008, without remeasuring the plan assets and obligations at January 1, 2008. This resulted in a decrease in retained earnings of $4 million ($6 million less income taxes of $2 million), with a corresponding increase of $6 million to the Company’s pension liability. For the year ended December 31, 2009, the net periodic pension cost under U.S. GAAP decreased by $3 million (2008 - nil) due to the difference in measurement dates.

Under United States GAAP, the Company was required to adopt the recognition and disclosure provisions of FASB ASC Subtopic 715-20 (“ASC 715-20”), Compensation - Retirement Benefits (formerly FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans), as at December 31, 2006. Under ASC 715-20, the Company is required to recognize the funded status of defined benefit postretirement plans on the balance sheet with changes recorded in other comprehensive income (loss). For the year ended December 31, 2009, under United States GAAP, the Company recorded a decrease of $45 million (2008 - increase of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
$16 million) to other comprehensive income, net of income taxes of $16 million (2008 - $6 million) to reflect the current period increase in the funded status differences.

(G)  INCOME TAXES:
Included in the caption “Income taxes” is the tax effect of various adjustments where appropriate.

United States GAAP requires the valuation allowance to be allocated on a pro rata basis between current and non-current future tax assets for the relevant tax jurisdiction. This GAAP difference would result in a decrease in current future tax assets under United States GAAP of $4 million and a decrease in non-current future tax liabilities of the same amount.

(H)  INSTALLATION REVENUES AND COSTS, NET:
For Canadian GAAP purposes, cable installation revenues for both new connects and re-connects are deferred and amortized over the customer relationship period. For United States GAAP purposes, installation revenues are immediately recognized in income to the extent of direct selling costs, with any excess deferred and amortized over the customer relationship period.

(I)   CONSOLIDATED STATEMENTS OF CASH FLOWS:
(i)   Canadian GAAP permits the disclosure of a subtotal of the amount of funds provided by operations before changes in non-cash operating working capital items in the consolidated statements of cash flows. United States GAAP does not permit this subtotal to be included.

(ii)  Canadian GAAP permits bank advances to be included in the determination of cash and cash equivalents in the consolidated statements of cash flows. United States GAAP requires that bank advances be reported as financing cash flows. As a result, under United States GAAP, the total increase in cash and cash equivalents in 2009 in the amount of $402 million reflected in the consolidated statements of cash flows would be $383 million and cash used by financing activities would increase by $19 million. The total increase in cash and cash equivalents in 2008 in the amount of $42 million reflected in the consolidated statements of cash flows would be nil and cash provided by financing activities would increase by $42 million.

(J)  OTHER DISCLOSURES:
United States GAAP requires the Company to disclose accrued liabilities, which is not required under Canadian GAAP. Accrued liabilities included in accounts payable and accrued liabilities as at December 31, 2009, were $1,843 million (2008 - $1,712 million). At December 31, 2009, accrued liabilities in respect of PP&E totalled $108 million (2008 - $130 million), accrued interest payable totalled $144 million (2008 - $142 million), accrued liabilities related to payroll totalled $337 million (2008 - $388 million), and CRTC commitments totalled $10 million (2008 - $64 million).

(K)  PENSIONS:
The following summarizes the additional disclosures required and different pension-related amounts recognized or disclosed in the Company’s accounts under United States GAAP:

	2009	2008
Current service cost (employer portion)	$16	$27
Interest cost	41	40
Expected return on plan assets	(39)	(43)
Settlement of pension obligations	30	-
Amortization:
Transitional asset	(6)	(10)
Realized gains included in income	2	2
Net actuarial loss	4	5
Net periodic pension cost under United States GAAP	$48	$21
Accrued benefit asset under Canadian GAAP	$134	$62
One-time adjustment for change in measurement period	(6)	(6)
Net periodic pension cost difference	3	-
Accumulated other comprehensive loss under United States GAAP, on a pre-tax basis	(159)	(101)
Net amount recognized in the consolidated balance sheets under United States GAAP	$(28)	$(45)

In addition to the amounts disclosed above, under United States GAAP, the net amount recognized in the consolidated balance sheets related to the Company’s supplemental unfunded pension benefits for certain executives was $32 million (2008 - $27 million). The total accumulated other comprehensive loss associated with the supplemental plan amounts to $3 million (2008 - nil), on a pre-tax basis.

111	ROGERS COMMUNICATIONS INC. 2009 ANNUAL FINANCIAL STATEMENTS AND NOTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(L)  RECENT UNITED STATES ACCOUNTING PRONOUNCEMENTS:
In June 2009, the FASB issued FASB Statement No. 165, Subsequent Events. This statement introduces the concept of financial statements being available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and whether that date represents the date the financial statements were issued or were available to be issued. The Company recognizes the effects of events or transactions that occur after the balance sheet date but before financial statements are available to be issued (“subsequent events”) if there is evidence that conditions related to the subsequent event existed at the date of the balance sheet, including the impact of such events on management’s estimates and assumptions used in preparing the financial statements. Other significant subsequent events that are not recognized in the financial statements are disclosed in the notes to the consolidated financial statements. Subsequent events have been evaluated through February 17, 2010, the date when these consolidated financial statements are available to be issued.

In June 2009, the FASB issued ASC Subtopic 105-10, Generally Accepted Accounting Principles (formerly FASB Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles). The FASB Accounting

Standards Codification (“Codification”) became the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. On the effective date of this Statement, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification became non-authoritative. The issuance of this statement and the Codification does not change GAAP. This statement was effective for the Company September 15, 2009.

In September 2009, the FASB issued Accounting Standards Update 2009-13, Revenue Arrangements with Multiple Deliverables (Topic 605), which addresses some aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. This new standard is effective for the Company’s interim and annual consolidated financial statements commencing on January 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year. The Company is assessing the impact of the new standard on its consolidated financial statements.

26. SUBSEQUENT EVENTS:
(A)   In February 2010, the TSX accepted a notice filed by the Company of its intention to renew its prior NCIB for a further one-year period. The TSX notice provides that the Company may, during the twelve-month period commencing February 22, 2010 and ending February 21, 2011, purchase on the TSX the lesser of 43.6 million Class B Non-Voting shares, representing approximately 9% of the issued and outstanding Class B Non-Voting shares, and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $1,500 million. The actual number of Class B Non-Voting shares purchased, if any, and the timing of such purchases will be determined by the Company considering market conditions, share prices, its cash position, and other factors.

(B)   In February 2010, the Company’s Board of Directors adopted a dividend policy which increases the annual dividend rate from $1.16 to $1.28 per Class A Voting and Class B Non-Voting share effective immediately to be paid in quarterly amounts of $0.32 per share. Such quarterly dividends are only payable as and when declared by the Board of Directors and there is no entitlement to any dividend prior thereto.

In addition, on February 16, 2010, the Board of Directors declared a quarterly dividend totalling $0.32 per share on each of its outstanding Class B Non-voting shares and Class A Voting shares, such dividend to be paid on April 1, 2010, to shareholders of record on March 5, 2010, and is the first quarterly dividend to reflect the newly increased $1.28 per share annual dividend level.

(C)   On January 29, 2010, the Company announced that it has entered into an agreement to purchase 100% of the outstanding common shares of Blink Communications Inc. (“Blink”), a wholly owned subsidiary of Oakville Hydro Corporation, for cash consideration of $130 million. Blink is a data focused telecom provider that delivers next generation and leading edge service, through its end-to-end owned network, to small and medium sized businesses, including municipalities, universities, schools and hospitals, in the Oakville and Mississauga, Ontario areas.

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